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07027456

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metabolic Pharmaceuticals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

FILE NO. 82- 34880 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 10/22/07

RECEIVED

2007 OCT 19 A 8:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

metabolic

28 September, 2007

AR/S
6-30-07

Ms Kate Kidson
The Companies Section
ASX Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: 2007 Annual Report and Notice of Annual General Meeting

Please find attached a covering letter to shareholders, the Annual Report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2007 together with the Notice of Annual General Meeting and sample voting form.

The 2007 Annual General Meeting of the Company will be held at 10.00am on Friday, 2 November 2007 at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

28 September 2007

Dear Shareholder

Re: 2007 Annual General Meeting
10:00am on Friday 2 November 2007

On behalf of the Board of Directors of Metabolic Pharmaceuticals Limited (the "Company"), we are pleased to invite you to attend our 2007 Annual General Meeting ("AGM") to be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Friday, 2 November 2007 at 10.00am.

We enclose the following documents:

- 2007 Notice of AGM, which sets out the items of business, including an Explanatory Memorandum;
- Proxy Form (which forms part of the Notice of AGM); and
- 2007 Annual Report (if you have specifically requested to receive a hard copy of the Annual Report) or alternatively extracts from the Annual Report being the Chairman's message, CEO's review, and the 2007 Remuneration Report.

If you are unable to attend the AGM, you are encouraged to complete the enclosed Proxy Form. The Proxy Form should be returned in the prepaid envelope provided or faxed to our share registry on +61 3 9473 2555. Please note for your proxy vote to be valid it must be received by no later than 10:00am (Melbourne time) on Wednesday 31 October 2007.

Corporate shareholders will be required to complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the Company's AGM on their behalf. A form of this certificate may be obtained from the Company's share registry.

ANNUAL REPORT – INTERACTIVE VERSION AVAILABLE ONLINE

As advised in August 2007, the Australian Government has introduced legislation allowing the default option for receiving annual reports to be online rather than a hard copy via post. To view or download Metabolic's 2007 Annual Report, visit http://metabolic0701.interactiveinvestor.com.au.

AGM – ITEMS OF BUSINESS

- To table the Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2007;
- Non-binding advisory Resolution regarding the Remuneration Report;
- Resolutions for the election of Mr Rob Stewart and Mr Don Clarke; and
- Resolution seeking ratification of a Private Placement of shares issued in December 2006.

QUESTIONS FROM SHAREHOLDERS

I invite shareholders to submit questions to the Board. A question form is attached to this letter.

We look forward to your attendance at the AGM.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

03509 000618

QUESTIONS FROM SHAREHOLDERS

Your questions regarding any matter relating to Metabolic Pharmaceuticals Limited are important to us. We invite you to use this form to submit any questions that you would like us to respond to at the 2007 AGM.

Please return it to the Company by post to Level 3, 509 St Kilda Road, Melbourne, Victoria, 3004 or fax it to +61 3 9860 5777 or email diana.attana@metabolic.com.au so that it is received by 12:00pm (midday) on Monday 22 October 2007.

We will attempt to respond to as many of the more frequently asked questions as possible at the AGM.

Shareholder's Name:		**Security holder Reference Number (SRN) or Holder Identification Number (HIN):**
Address:		

Questions:

....
....
....
....
....

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

NOTICE OF ANNUAL GENERAL MEETING



Notice is hereby given that the Annual General Meeting ("AGM") of the Shareholders of Metabolic Pharmaceuticals Limited ("the Company") will be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Friday, 2 November 2007 at 10.00am.

Further information on each resolution can be found in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM.

metabolic

ORDINARY BUSINESS

Annual Financial Report, Directors' Report, Auditor's Report

- To table:
  - the Annual Financial Report;
  - the Directors' Report; and
  - the Auditor's Report of the Company

  for the year ended 30 June 2007.

Resolution 1: Non-binding Resolution – Remuneration Report

To consider and, if thought fit, to pass the following non-binding (advisory) Resolution regarding the Remuneration Report:

That the Remuneration Report as set out in the Company's Annual Report for the year ended 30 June 2007 be adopted. The vote on this Resolution is advisory only and does not bind the Company or its Directors.

Resolution 2: Election of Mr Rob Stewart as a Director

To consider and, if thought fit, to pass Resolution 2 as an Ordinary Resolution:

That Mr Rob Stewart, having been appointed a Director of the Company by the Board on 4 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.

Resolution 3: Election of Mr Don Clarke as a Director

To consider and, if thought fit, to pass Resolution 3 as an Ordinary Resolution:

That Mr Don Clarke, having been appointed a Director of the Company by the Board on 12 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.

SPECIAL BUSINESS

Resolution 4: Ratification of Prior Issue of Shares

To consider and, if thought fit, to pass Resolution 4 as an Ordinary Resolution:

That approval be given in accordance with ASX Listing Rule 7.4 to ratify the issue on 7 December 2006 of 14,583,333 fully paid ordinary shares in the Company at $0.72 per share through a Private Placement to a number of domestic and offshore institutional, professional and sophisticated investors, identified by Metabolic and ABN AMRO Morgans.

VOTING EXCLUSION STATEMENT

The Company will disregard any votes cast on Resolution 4 by:

- any person who participated in the issue of securities; and
- any associates of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To transact any other business which may legally be brought before the AGM.

Proxy Notes

- A member entitled to attend and vote at the AGM has a right to appoint a proxy. The proxy need not be a member of the Company.
- A member who is entitled to cast two or more votes may appoint up to two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form included in this Notice of AGM must be signed by the member or the member's attorney. Proxies given by corporations must be signed under the hand of a duly authorised officer or attorney.
- To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be lodged with the Share Registry – Computershare Investor Services Pty Limited at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067, using the reply paid envelope supplied or by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 48 hours prior to the time appointed for the AGM.
- A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Company's Constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.
- If a Shareholder appoints the chairperson of the AGM as the Shareholder's proxy and does not specify how the chairperson is to vote on an item of business, the chairperson will vote, as proxy for that Shareholder, in favour of the item on a poll.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of AGM, for information regarding voting restrictions.

DETERMINATION OF VOTING ENTITLEMENTS

For the purpose of ascertaining voting entitlements at the AGM, ordinary shares will be taken to be held by Shareholders registered in the Company at 7.00pm Melbourne time on Wednesday, 31 October 2007. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to attend and vote in respect of that share at the AGM.

Dated 28 September 2007
By Order of the Board

B Shave

Ms Belinda Shave
Company Secretary

EXPLANATORY MEMORANDUM

Purpose of Information

The purpose of this Explanatory Memorandum (which is included and forms part of the Notice of Annual General Meeting dated 28 September 2007) is to provide members with an explanation of the business of the Annual General Meeting ("AGM") and of the resolutions to be proposed and considered at the AGM on 2 November 2007 at 10.00am at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, and to assist members to determine how they wish to vote on each resolution.

Annual Financial Report, Directors' Report, Auditor's Report

The Annual Financial Report, Directors' Report and Auditor's Report are presented for information purposes only and do not require a vote by Shareholders.

Pursuant to the Corporations Act 2001, the Directors of a public company that is required to hold an AGM must table the financial statements and reports of the Company (including the Directors' Report and Auditor's Report) for the previous year before the Shareholders at that AGM. Shareholders have been provided with all relevant information concerning the Company's Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2007.

Notification of how to access the 2007 Annual Report online has been forwarded to each Shareholder, and hard copies have been sent to those Shareholders who specifically requested one. The 2007 Annual Report can be viewed, printed and downloaded from the Company's website: http://metabolic0701.interactiveinvestor.com.au.

Shareholders should note that the sole purpose of tabling the Company's Annual Financial Report, Directors' Report and Auditor's Report at the AGM is to provide Shareholders with the opportunity to ask questions or discuss matters arising from the financial statements or the reports at the AGM. It is not the purpose of the AGM that the financial statements or the reports be accepted, rejected or modified in anyway. Further, as it is not required by the Corporations Act 2001, no resolution to adopt, receive or consider the Company's financial statements or the reports (other than the Remuneration Report) will be put to Shareholders at the AGM.

Shareholders will be given a reasonable opportunity at the AGM to ask questions and make comments on the financial statements and the reports. The Company's auditor will be available to receive questions and comments from Shareholders about the preparation and content of the Auditor's Report and the conduct of the audit.

Non-binding Resolution – Remuneration Report (Resolution 1)

The Board recommends that Shareholders vote in favour of Resolution 1.

The Directors' Report for the year ended 30 June 2007 contains a Remuneration Report, which sets out the policy for the remuneration of the Non-Executive Directors and Key Management Personnel (including Executive Directors).

The Corporations Act 2001 requires that a resolution be put to the vote that the Remuneration Report be adopted. The Corporations Act 2001 expressly provides that the vote is advisory only and does not bind the Directors or the Company. Shareholders attending the AGM will be given a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

The full Remuneration Report is available at http://metabolic0701.interactiveinvestor.com.au and is included in the Company's 2007 Annual Report.

Election of Mr Rob Stewart as a Director (Resolution 2)

The Board recommends that Shareholders elect Mr Rob Stewart as a Director.

Clause 58 of the Company's Constitution requires that a Director appointed since the last AGM will hold office until the end of the next AGM of the Company when the Director may be elected. Mr Rob Stewart, who was appointed as a Director of the Company on 4 April 2007, is seeking election by Shareholders.

BIOGRAPHY OF MR ROB STEWART, LLB (HONS), B.COM, MBA (HARVARD)

Mr Rob Stewart is a company director and management consultant. Mr Stewart gained his Bachelor of Law degree (with Honours) and Commerce degree from the University of Melbourne in 1971 and 1972 respectively, and obtained an MBA from Harvard University in 1976. He is currently President of the Board of the Baker Heart Research Institute, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd and a non-executive Director of Mitchell Communication Group Limited (formerly emitch Limited) and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited.

Amongst other previous Board roles, he was also a non-executive Director of Memtec Ltd, a high technology filtration company, from 1988 until 1997. Memtec Ltd listed on the NASDAQ and then the New York Stock Exchange prior to being taken over by a US company in 1997. Mr Stewart was National Managing Partner of Minter Ellison, one of Australia's leading law firms, for 11 years, retiring in June 1999. He also spent five years with Pacific Dunlop from 1976 to 1981 in a variety of general management positions within the Footwear Group.

Election of Mr Don Clarke as a Director (Resolution 3)

The Board recommends that Shareholders elect Mr Don Clarke as a Director.

Clause 58 of the Company's Constitution requires that a Director appointed since the last AGM will hold office until the end of the next AGM of the Company when the Director may be elected. Mr Don Clarke, who was appointed as a Director of the Company on 12 April 2007, is seeking election by Shareholders.

BIOGRAPHY OF MR DON CLARKE, LLB (HONS)

Mr Don Clarke has been a partner with the law firm Minter Ellison since 1988, after having joined the firm in 1980. Mr Clarke gained his Bachelor of Law degree (with Honours) from the University of Melbourne in 1976. His principal areas of practice include capital raisings, corporate restructures, business acquisitions and funding for business expansions and new ventures. In 2005, Mr Clarke was appointed a non-executive Director of Circadian Technologies Limited.

Ratification of Prior Issue of Shares (Resolution 4)

The Board recommends that Shareholders vote in favour of Resolution 4.

DETAILS OF ISSUE

A total of 14,583,333 fully paid ordinary shares in the Company at a price of $0.72 per share were issued through a Private Placement of shares on 7 December 2006. Each share was issued on the same terms and ranks equally in all respects with existing fully paid ordinary shares on issue in the Company.

BASIS OF ALLOCATION

Shares were offered to domestic and offshore institutional, professional and sophisticated investors, as identified by Metabolic and ABN AMRO Morgans.

REASONS FOR THE ISSUE – USE OF FUNDS RAISED

These shares were issued to raise money for the Company's working capital purposes. The placement was undertaken to raise funds to prepare for the expected further clinical development of *AOD9604* for obesity and to accelerate preclinical development of Metabolic's proprietary *Oral Peptide Delivery Platform*. With the Company's clinical programmes now discontinued, the majority of funds raised will be allocated to the development of the *Oral Peptide Delivery Platform* and activities associated with the acquisition of new projects.

SHAREHOLDER APPROVAL

Under ASX Listing Rule 7.1, the prior approval of Shareholders of the Company is required to approve an issue of securities if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15 percent of the number of securities on issue at the commencement of that 12 month period. ASX Listing Rules 7.1 and 7.4 provide that, where a company in a General Meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1.

Therefore, if Shareholders approve Resolution 4, the Company will be able to immediately issue further securities (up to the 15 percent in 12 months limitation) without Shareholder approval. This will allow Metabolic to take advantage of new opportunities as they arise. In that context, at the date of this notice, the Company is not a party to any agreement or other arrangement under which the Company will or may be required to issue shares. Further, if the Company does decide to enter into an agreement for the acquisition of a new project that is material in the context of the nature and scope of the present activities of the Company or would require the Company to issue shares in excess of the 15 percent limit, the Company will seek Shareholder approval.

EFFECT OF SHAREHOLDER APPROVAL

If approved, Resolution 4 will ratify and approve the previous issue of 14,583,333 fully paid ordinary shares as set out above.

ADVANTAGES TO THE PASSING OF RESOLUTION 4

Ratification of the issue of the shares referred to above will enable the Company to issue additional shares in the future (if necessary), up to the 15 percent limit, without requiring Shareholder approval.

DISADVANTAGES TO THE PASSING OF RESOLUTION 4

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the shares set out in Resolution 4.

VOTING EXCLUSION STATEMENT

The Company will disregard any votes cast on Resolution 4 by:

- any person who participated in the issue of securities; and
- any associates of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.





metabolic

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862

Level 3, 509 St Kilda Road,
Melbourne, Victoria 3004, Australia

T: +61 3 9860 5700

F: +61 3 9860 5777

E: info@metabolic.com.au

www.metabolic.com.au

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☒

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9415 2555
www.computershare.com

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Metabolic Pharmaceuticals Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ____________

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metabolic Pharmaceuticals Limited to be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Friday, 2nd November 2007 at 10.00am and at any adjournment of that meeting

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	To adopt the Remuneration Report for the year ended 30 June 2007**			
Resolution 2	Election of Mr Rob Stewart as a Director			
Resolution 3	Election of Mr Don Clarke as a Director			
Resolution 4	Ratification of Prior Issue of Shares			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

** The vote on this resolution is advisory only and does not bind the Company or its Directors.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

M B P 1 P R

025039_002NB

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Friday, 2nd November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555



METABOLIC PHARMACEUTICALS LIMITED

ANNUAL REPORT 2007

metabolic

COMPANY PROFILE

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company's lead project is the development of a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities.

VISION

To be an Australian based, "global top 10" biopharmaceutical company

MISSION

Metabolic's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders

CONTENTS

On page 2 **Chairman, Mr Rob Stewart,** discusses recent leadership changes and the outlook for the Company.

On page 3 **Chief Executive Officer, Dr Roland Scollay,** gives an overview of recent developments including progress with the *Oral Peptide Delivery Platform* and the strategic direction for the Company.

2006/07 YEAR IN BRIEF

2006	
July	NRP project (Neural Regeneration Peptides) Research published in the peer-reviewed science journal, *Experimental Cell Research*
September	Pain project* Commencement of a Phase 2A programme, involving two separate trials in neuropathic pain patients The first trial commenced in patients with neuropathic sciatic pain
November	Pain project* Commencement of an additional Phase 1 safety study to test higher doses of *ACV1* Probable target of *ACV1* was identified by independent US scientists An oral variant of *ACV1* was created and successfully tested on rodents Oral Peptide Delivery Platform Proof-of-concept established in rodent studies
December	Funding Private Placement of shares amounting to A$10 5 million Obesity project* On time completion of the Phase 2B *OPTIONS Study* (500+ subjects completed treatment).

2007	
February	Obesity project* Results of the Phase 2B *OPTIONS Study* reported and project discontinued
March	Pain project* Results of the Phase 1 extension study announced with no safety issues reported Commencement of the second trial in the Phase 2A programme in patients with diabetic neuropathic pain and post-herpetic neuralgia.
April	Leadership Several Board changes including the appointment of Mr Rob Stewart as Chairman
June	Pain project* On time completion of the first trial in the Phase 2A programme in patients with neuropathic sciatic pain (41 patients completed treatment).

* Metabolic's obesity and pain projects were discontinued in February and August 2007, respectively

CURRENT STATUS

- Metabolic's proprietary technology, the *Oral Peptide Delivery Platform*, has the potential to generate multiple internal projects as well as a variety of licensing opportunities.
- Possible out-licensing opportunities for osteoporosis drug, *AOD9604*.
- Metabolic will seek to acquire new preclinical and / or clinical stage drug candidates.
- Strong financial position with A$18 million in cash reserves as at 29 August 2007.

MESSAGE FROM THE CHAIRMAN



"I am committed to working with the Metabolic team and will be striving to rebuild value for shareholders, recognising that this will be a difficult period for the Company"

Mr Rob Stewart, Chairman

Dear Shareholders,

In April 2007, I accepted an invitation to join the Board of Metabolic as an independent, non-executive Chairman. At the time of my appointment the obesity project had closed but the neuropathic pain programme was some months into its first Phase 2 clinical trial. The discontinuance of the neuropathic pain programme was clearly a major setback for Metabolic. In developing its thinking around the future, the Board has taken into account its belief in the potential value of the Company's proprietary *Oral Peptide Delivery Platform*. In the last six months we have seen encouraging progress with this platform which aims to develop new versions of peptide drugs so that they can be swallowed rather than injected.

Our primary objective now is to accelerate the development of our *Oral Peptide Delivery Platform*. This technology has been used in rodent models, to create new, oral versions of peptide drugs, including insulin, a drug which in its injected form has a global market of around US$7 billion a year. With many hundreds of peptide drugs in development or on the market, the Board believes this platform holds significant potential value, and the majority of Metabolic's research activities over the next 12 months will be dedicated to the project. At the same time we will consider in a measured and thorough way, the possibility of adding new, preclinical and / or clinical stage projects to the pipeline through in-licensing arrangements, collaboration or M&A activity.
The company has taken a number of steps, including reducing our staff levels by two-thirds, to conserve its capital so as to ensure that sufficient funds will be available to support the development of its pipeline in the medium-term.

During the year, there were a number of changes to Metabolic's Board of Directors. Mr Patrick Sutch and Ms Robyn Baker resigned in April 2007, and US-based Director, Dr Evert Vos resigned in July 2007. More recently, Dr Arthur Emmett, who had served as Chairman from the formation of Metabolic in 1998 until April this year, resigned in late August and on 30 August 2007, Dr Chris Belyea also resigned as a Director, and will be leaving the Company in September 2007. Dr Belyea is the founding inventor of our *Oral Peptide Delivery Platform* and will continue to be involved in the development of this project as a consultant, alongside a team of independent experts. We sincerely thank all of these former Directors for their contribution.

Mr Don Clarke, joined the Company as a non-executive Director in April 2007. Mr Clarke is a partner of law firm, Minter Ellison and he currently serves on the Board of Metabolic's largest shareholder, Circadian Technologies Limited.

Our governance policies and practices have been tailored to suit Metabolic's current stage of development. During the year we strengthened several governance policies, including our *Market Disclosure Protocol* and *Share Trading Policy*. We are also focussed on Risk Management with the implementation of an *Enterprise Wide Risk Management* framework. Each year we consider our governance policies and practices in light of the *ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (Recommendations)*. In most instances Metabolic has followed these *Recommendations*. With the current size and composition of the Board it is not possible to meet all of these *Recommendations* - in particular the *Recommendations* that relate to Board composition and the membership of our Audit Committee and Remuneration Committee. We are conscious of ensuring the appropriate skill set for leadership, and we will be looking to add to the Board directors with appropriate research, drug development and commercial backgrounds.

I would like to take this opportunity to thank all of the current and former staff of Metabolic who have worked extremely hard, diligently, and always with the Company's best interests at the forefront of their minds.

As Metabolic's experience over the past year has shown, the biotechnology industry can be a very difficult sector within which to operate. Although the potential upside might be great, the risks are high. A number of people liken it to being in the mining exploration business. The satisfaction that can come with finding a solution that can improve the health and well-being of patients around the world is an aspect that provides an additional incentive to be involved in such a stimulating industry. I am committed to working with the Metabolic team and will be striving to rebuild value for shareholders, recognising that this will be a difficult period for the Company.



Rob Stewart
Chairman

3 September 2007

CHIEF EXECUTIVE OFFICER'S REVIEW



"We intend to further accelerate the Oral Peptide Delivery Platform in order to reach key value adding milestones as quickly as possible... we will be directing the majority of our resources towards developing this platform and activities associated with acquiring new projects"

Dr Roland Scollay, Chief Executive Officer

Dear Shareholders,

This past year has certainly presented Metabolic with some major challenges. In February 2007, the results of the Phase 2B *OPTIONS Study* led us to discontinue our obesity programme, and more recently, new and unexpected data resulted in the closure of our neuropathic pain programme. Although we have been putting a lot of effort into expanding and diversifying our pipeline, the loss of our two lead clinical stage programmes has been a major setback. These changes to our project pipeline are clearly a disappointment to our shareholders, to the many people who had hoped to one day benefit from these drugs, and to the Board, the management and the staff of the Company.

Despite this, I believe there is significant value in the Company. The *Oral Peptide Delivery Platform*, a research project we have been working on for more than a year, is progressing well. If successful, this platform can deliver considerable value to the Company. Nonetheless, it is clear that earlier stage programmes such as this carry greater risk than more mature ones. We are in a reasonably strong financial position with A$18 million in cash reserves. We will be directing the majority of our resources towards developing the *Oral Peptide Delivery Platform* and activities associated with acquiring new projects.

Metabolic discontinues obesity programme following Phase 2B trial results

In February 2007, results of the Phase 2B *OPTIONS Study* indicated that *AOD9604* would be difficult to develop as an obesity treatment for the general population. Under the trial conditions the drug failed to deliver the results necessary to allow progression into Phase 3 trials, the final phase before market. The primary endpoint was not met and accordingly the Board determined the results were not sufficient to continue development of *AOD9604* for obesity. To continue developing the drug would have required another large and expensive Phase 2B trial targeting a smaller specific population. A further trial could have cost up to A$10 million and would still involve significant risk. The Board determined it was in the best interests of shareholders to allocate our funds to other programmes in Metabolic's pipeline.

Clinical development programme for pain drug closed, based on new data

In September 2006, Metabolic commenced a Phase 2A programme to investigate the safety and tolerability of *ACV1* in patients with various neuropathic pain conditions. Shortly after commencing the first trial in this programme (for sciatic neuropathic pain) we received valuable, additional information about how this drug works to relieve pain. A group of leading academic researchers in the US, working independently of Metabolic, identified the particular receptor (drug target) in rodents that *ACV1* blocks, the α9α10 nicotinic acetylcholine receptor (nAChR). Based on this important new information we immediately commissioned the same US-based scientists, leaders in the world in this field of research, to do further laboratory studies. The aim was to examine the effects of *ACV1* on the human form of the α9α10 nAChR, with the objective of gaining information which would help determine the best dose to be used in future clinical trials.

We completed the Phase 2A sciatic neuropathic pain trial in June 2007 and were awaiting the final analysis of the data, when we received results of the above-mentioned laboratory studies conducted in the US. These studies indicated, surprisingly, that *ACV1* is dramatically less able to block the human α9α10 nAChR than it is to block the equivalent rodent receptors, which indicated that much higher doses of *ACV1* would be necessary to see effects in humans. This meant that the clinical trial results were of limited value since the doses of the drug used in the trial were well below the levels we now know would be needed to be effective. Unfortunately it is not feasible to develop this drug at the dose level required, and therefore the clinical programme for *ACV1* has been closed. For more information regarding this project refer to the Review of Operations in the Directors' Report. This is a typical, albeit disappointing example of efficient drug development, where the clinical trials progress as quickly as possible, while new or additional data is gathered in parallel studies. In this case, and indeed quite commonly in this industry, the additional data tells us that further development is unwarranted. The sooner we learn this, the less money is spent on a drug that cannot be commercialised.

We are extremely disappointed about closing our *ACV1* programme and for the many patients who suffer from debilitating neuropathic pain, particularly those who are not relieved by the limited medications currently available.

Our key priorities moving forward: the Oral Peptide Delivery Platform and acquiring new projects

We have already begun to accelerate work on the development of the *Oral Peptide Delivery Platform* in order to reach key value adding milestones as quickly as possible. We may then seek to partner some early examples of oral peptides, even before they reach the clinic, to help accelerate the time lines for possibly bringing them to market as well as to help finance the development of other projects. Furthermore, to facilitate value growth, we will examine the possibility of acquiring additional preclinical and / or clinical stage projects to our pipeline via in-licensing arrangements, collaboration or M&A activity. Under current circumstances, we will not be developing the osteoporosis programme independently and will seek a partner to work with us on that programme.

CHIEF EXECUTIVE OFFICER'S REVIEW

Metabolic's Oral Peptide Delivery Platform has made encouraging progress

We are very pleased with the recent progress of Metabolic's *Oral Peptide Delivery Platform*, a proprietary technology which has been used to make oral versions of injectable peptides. Most peptide drugs are only effective when injected and are not absorbed well when swallowed. There are hundreds of injectable peptide drugs on the market or in development, including very commercially valuable drugs such as insulin. These drugs would be more convenient and potentially more profitable if they were effective when swallowed. The total global market for protein and peptide drugs was estimated to be US$57 billion in 2005. The major drawback of peptide drugs is that they usually need to be injected. Finding ways to make these valuable drugs orally available has been a major, but elusive goal of drug developers worldwide.

During the year, Metabolic's scientists used the *Oral Peptide Delivery Platform* to create oral versions of peptide drugs, including insulin. These new oral drugs were tested in mice and demonstrated promising levels of oral availability. The oral availability refers to the percentage of drug which gets to the target site of the body in active form after being swallowed. In the case of our modified version of insulin, the level of oral availability ranged from 10-20 percent, a clinically and commercially significant level. The Company's internal research efforts are now fully focussed on the oral delivery of certain high value peptide drugs, including insulin, and further development of the platform for broader application. If we can successfully generate oral versions of even a small proportion of the peptide drugs available, this platform could foster multiple out-licensing opportunities. These efforts are still at the research stage, so specific drug candidates are not expected to reach clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner.

The *Oral Peptide Delivery Platform* is now our major research project, and we intend to allocate the majority of Metabolic's research activities to accelerate its development. We will be reporting progress as further milestones are achieved. Detailed information regarding this platform is included in the Review of Operations in the Directors' Report.

Animal studies are underway for our osteoporosis programme

Metabolic has been exploring the effects of *AOD9604* on osteoporosis. *AOD9604* is a fragment of human Growth Hormone, a molecule with known effects on energy metabolism and bone. Based on *in vitro* laboratory studies, extensive rodent experiments and published human data with human Growth Hormone, we believe that *AOD9604* may play a role in the prevention and / or treatment of osteoporosis.

Rodent studies are currently in progress to investigate the effect of different doses of the drug, and its potential to treat the disease, as well as prevent it. Once we have results of these studies we will seek out-licensing arrangements for the clinical development of the drug. Given the extensive duration and costs involved in osteoporosis trials, we do not intend to continue developing the drug ourselves. One of the advantages of having previously investigated *AOD9604* for another condition is that we have extensive safety data on the drug, which has been tested in almost 1,000 patients with no safety or tolerability issues reported.

Staff changes

As a result of the closure of our two clinical programmes and the emphasis on our *Oral Peptide Delivery Platform*, we have taken a number of cost-cutting measures including staff changes. Since February 2007, staff numbers have been reduced by two-thirds, leaving the Company with eight full-time equivalent staff, including reduced laboratory staff. Different skills will now be needed to support the *Oral Peptide Delivery Platform* and these are currently being sought. We are grateful to the employees we have had to let go, many of whom have been with the Company for several years, who have been hard working and given very loyal service.

Metabolic is in a good financial position with A$18 million in cash reserves

Despite the challenges faced throughout the year, we have ended the financial year in a reasonably strong financial position. Our cash reserves are sufficient to fund the *Oral Peptide Delivery Platform* through the next stage of development and activities associated with acquiring new projects.

The Board and management of Metabolic thank shareholders for their support and look forward to reporting ongoing progress during the year ahead.

Roland Scollay
Chief Executive Officer

3 September 2007

DIRECTORS' REPORT

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the Annual Financial Report in respect of the financial year ended 30 June, 2007.

BOARD OF DIRECTORS

The names and details of Directors and the Company Secretary during the year and until the date of this report are contained in this section. Directors were in office for the entire period unless otherwise stated.

MR ROB STEWART (APPOINTED IN APRIL 2007)

Non-executive Chairman, LLB (Hons), B.Com, MBA (Harvard)

Mr Rob Stewart is a company director and management consultant. Mr Stewart gained his Bachelor of Law degree (with Honours) and Commerce degree from the *University of Melbourne* in 1971 and 1972 respectively, and obtained an MBA from *Harvard University* in 1976. He is currently President of the Board of the *Baker Heart Research Institute*, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd and a non-executive Director of Mitchell Communication Group Limited (formerly emitch Limited) and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited.

Amongst other previous Board roles, he was also a non-executive Director of Memtec Ltd, a high technology filtration company, from 1988 until 1997. Memtec Ltd listed on the NASDAQ and then the New York Stock Exchange prior to being taken over by a US company in 1997. Mr Stewart was National Managing Partner of Minter Ellison, one of Australia's leading law firms, for 11 years, retiring in June 1999. He also spent five years with Pacific Dunlop from 1976 to 1981 in a variety of general management positions within the Footwear Group.

Mr Stewart brings to the Board a wealth of experience as a Director and Chairman of various publicly listed companies and extensive broad ranging commercial expertise.

Other listed directorships held during 1 July 2004 and 30 June 2007

Melbourne IT Limited (eight years); Meditech Research Limited (during 2005-2006); Mitchell Communication Group Limited (seven years); Forest Enterprises Australia Ltd (during 2000-2004); Uecomm Ltd (during 2000-2004).

DR ROLAND SCOLLAY

Chief Executive Officer, BSc, PhD, FAICD

Dr Roland Scollay was appointed Chief Executive Officer on 1 February 2005, having been a non-executive Director of the Company since November 2002. Dr Scollay gained his PhD in immunology in 1972 at the *John Curtin School of Medical Research* in Canberra. He then spent 24 years as a research scientist, including 13 years at the prestigious *Walter and Eliza Hall Institute* and eight years at institutions in the US and Europe, publishing more than 150 papers and articles. In the mid-nineties, he moved to the US and worked in two biotechnology companies (SyStemix and Genetic Therapy Inc) as Vice President of Research and in Novartis, a global pharmaceutical company, as a member of their global Research Management Board.

In 2000 Dr Scollay took a position as Chief Scientific Officer and subsequently President and Chief Executive Officer at Genteric, a San Francisco based, venture capital funded, start-up company. He then returned to Australia in 2002 to take a position at *Monash University* as Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences.



Mr Rob Stewart



Dr Roland Scollay

Dr Scollay brings to the Board a strong scientific background and a keen understanding of the commercial drug development process, including insight into the workings of large pharmaceutical companies. He also has extensive experience and training in the management and governance of small companies, and in business and finance. Dr Scollay is a Graduate and Fellow of the *Australian Institute of Company Directors*.

Other listed directorships held during 1 July 2004 and 30 June 2007

Nil.

DR CHRIS BELYEA

Chief Scientific Officer and Executive Director, BSc(Hons), PhD, FIPAA

Dr Chris Belyea has been in the role of Chief Scientific Officer since February 2005. He received his PhD in physics from the *University of Melbourne* and from 1991 was a Patent Attorney with Griffith Hack. In 1996 Dr Belyea joined Circadian Technologies Limited as Licensing and Projects Manager and in 1998 he became the founding CEO and Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX Limited in 2001.

Dr Belyea brings to the Board the corporate memory of Metabolic, strong scientific and patent skills, and extensive experience in the creative management and growth of public biotechnology companies. His responsibilities include overseeing programmes to increase the scientific understanding of the Company's projects as well as identifying and selecting new research and development opportunities to expand the Company's pipeline.

Other listed directorships held during 1 July 2004 and 30 June 2007

Antisense Therapeutics Limited (seven years).

MR DON CLARKE (APPOINTED IN APRIL 2007)

Non-executive Director, LLB (Hons)

Mr Don Clarke has been a partner with the law firm Minter Ellison since 1988, after having joined the firm in 1980. Mr Clarke gained his Bachelor of Law degree (with Honours) from the *University of Melbourne* in 1976. His principal areas of practice include capital raisings, corporate restructures, business acquisitions and funding for business expansions and new ventures. In 2005, Mr Clarke was appointed a non-executive Director of Circadian Technologies Limited and is currently the Chairman of their Remuneration Committee.

Mr Clarke brings to the Board extensive industry experience and legal expertise.

Other listed directorships held during 1 July 2004 and 30 June 2007

Circadian Technologies Limited (two years).

DR ARTHUR EMMETT (RESIGNED IN AUGUST 2007)

Non-executive Director, MB BS

Dr Arthur Emmett has an extensive medical background, as well as substantial experience in drug development, the management of global pharmaceutical companies and as a non-executive Director of biotechnology companies. Dr Emmett served as non-executive Chairman of Metabolic from 1 November 1998 to 4 April 2007 and continued serving on the Board as a non-executive Director until 28 August 2007. Dr Emmett was also a Director of Proteome Systems Limited during 2005 to 2007.



Dr Chris Belyea   Mr Don Clarke

DR EVERT VOS (RESIGNED IN JULY 2007)

Non-executive Director, BSc(Hons), BMedSc, PhD, MD

Dr Evert Vos has an extensive background in the pharmaceutical industry, including experience in clinical development, and as a professor and research physician. Dr Vos served as a non-executive Director of Metabolic from 1 November 1998 to 6 July 2007.

MR PATRICK SUTCH (RESIGNED IN APRIL 2007)

Non-executive Director

Mr Patrick Sutch has extensive international banking experience including previous management roles within Hong Kong and Shanghai Banking Corporation (now HSBC) and NASDAQ International Limited. Mr Sutch served as a non-executive Director of Metabolic from 7 May 2004 to 4 April 2007.

MS ROBYN BAKER (RESIGNED IN APRIL 2007)

Non-executive Director, LLB (Hons), BA, GCertMgt, GDipAppFin

Ms Robyn Baker is a Partner in the Corporate Practice Group of the Melbourne office of Clayton Utz and has experience in life sciences and commercial law. Ms Baker served as a non-executive Director of Metabolic from 31 October 2005 to 4 April 2007.

MS BELINDA SHAVE

Company Secretary / Financial Controller

Ms Belinda Shave worked for several years as a legal executive before entering the pharmaceutical research and development field, where, over the past 19 years, she has gained considerable experience in the areas of financial management and compliance matters. Ms Shave was initially employed by Circadian Technologies Limited, a substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was appointed Company Secretary. Ms Shave is an affiliate member of *Chartered Secretaries Australia*.

EXECUTIVE MANAGEMENT

The profile of each Executive and their respective key responsibility areas:

DR ROLAND SCOLLAY

Chief Executive Officer, BSc, PhD, FAICD

Refer to the Board of Directors section in this Directors' Report.

DR CHRIS BELYEA

Chief Scientific Officer and Executive Director BSc(Hons), PhD, FIPAA

Refer to the Board of Directors section in this Directors' Report.

MS BELINDA SHAVE

Company Secretary / Financial Controller

Refer to the Board of Directors section in this Directors' Report.

DR CAROLINE HERD

Vice President - Clinical & Regulatory Affairs, BSc, PhD

Dr Caroline Herd returned to Australia in November 2001, after working in the UK for 12 years, to join Metabolic as Associate Director - Drug Development in November 2001 and subsequently as Vice President - Clinical & Regulatory Affairs. Dr Herd received her PhD in pharmacology from the *University of Adelaide* in 1990. Her doctoral studies included both clinical and preclinical research conducted at the Royal Adelaide Hospital and at Sandoz AG, Basel, respectively. Her post-doctoral studies were conducted in the Department of Pharmacology, *Kings College London*, in the areas of thrombosis and respiratory disease. During this time she was involved in collaborations with numerous research institutions, including the *Pasteur Institute*, Paris and the *University of Perugia*, Italy.



Ms Belinda Shave

Dr Caroline Herd

In 1998 Dr Herd joined AstraZeneca (formerly Astra Pharmaceuticals) in Loughborough, UK, where she was involved in the clinical development of new drugs. Dr Herd is experienced in a range of therapeutic areas gained both within academia and industry. She is the author of over 25 papers, book chapters and review articles.

Dr Herd is responsible for the management of Metabolic's clinical programmes.

MR PETER DAWSON (UNTIL APRIL 2007)

Chief Financial Officer, B.Bus, FCA

Mr Peter Dawson has an extensive Australian and international commercial finance background. Mr Dawson was employed as Chief Financial Officer from 1 September 2005 to 1 April 2007.

PRINCIPAL ACTIVITIES

Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company is developing a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities. In addition, the Company has a number of other research projects, details of which are set out later in this Report.

EMPLOYEES & OPERATING MODEL

Metabolic currently employs a small number of corporate and laboratory staff. The Company's operating model is to make optimal use of outsourcing to expert contractors and consultants, to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, but concentrated mostly in Australia, North America and Europe. External contracts cover all aspects of the drug development process including toxicology, manufacturing, formulation, clinical trials and regulatory affairs.

The Metabolic Board oversees the strategic direction of the Company and has the benefit of high level drug development and commercial expertise.

LABORATORY

In tandem with outsourced activities, Metabolic's internal laboratory supports key aspects of preclinical and clinical development. The Company employs highly skilled scientists in the laboratory, which is a leased facility at the *Baker Heart Research Institute* in Melbourne, just a few hundred metres from the corporate offices.

The activities of the laboratory support the development of the Company's projects by enhancing the scientific understanding of the compounds in development, for example, in mechanism of action studies and in development of analytical methods. The laboratory houses the state of the art equipment required to undertake research programmes encompassing protein chemistry, analytical chemistry and cell biology. This has enabled Metabolic to conduct research in areas such as the mechanism of action of its lead drugs as well as research support for ongoing clinical trials, including stability bioassays and capsule/tablet release testing. This group has recently been significantly reduced in size following the discontinuance of the neuropathic pain project and will be refocussed to meet the current needs of the Company. Metabolic's scientists have been trained to comply with industry standards in relevant aspects of occupational health and safety and radiation safety. Metabolic's laboratory is a certified Physical Containment Level 2 (PC2) facility.



REVIEW OF OPERATIONS

OBESITY PROJECT DISCONTINUED

Results from the Phase 2B OPTIONS Study did not support the commercial viability of AOD9604 as a treatment for obesity

On 21 February 2007, Metabolic announced that the Phase 2B trial results for its drug, *AOD9604*, did not support the commercial viability of the drug as a treatment for obesity. As a result this programme has been discontinued.

Metabolic has compiled a list of answers to the most frequently asked questions (FAQs) regarding the trial results. These FAQs are available from Metabolic's website www.metabolic.com.au in the Our Business section under Historical Information.

Results of the Phase 2B OPTIONS Study

Weight loss across the *OPTIONS Study* population was less than expected and did not reach statistical significance. After allowing for the effects of the diet and exercise programme, weight loss was less than 1 kg in all dose groups, at both the 12 and 24 week time points.

The Phase 2B *OPTIONS Study* included a diet and exercise programme. For an obesity drug to be marketed to the broadest target population the *Food & Drug Administration* (FDA) guidelines require obesity trials to include 'life style change' which is generally taken to mean a diet and exercise programme. In the *OPTIONS Study*, there were high levels of weight loss seen in the placebo group (diet and exercise but no drug) as well as in the *AOD9604* treated groups.

Safety and tolerability of *AOD9604* was excellent in this clinical trial, as observed in previous studies. The safety data are particularly valuable as Metabolic is currently investigating *AOD9604* for its potential use in osteoporosis (further information is included in this Review of Operations).



REVIEW OF OPERATIONS CONTINUED...

NEUROPATHIC PAIN PROJECT DISCONTINUED

The development of ACV1 has been discontinued based on new data

A key element in the clinical development and commercialisation of a drug with a novel mode of action is to understand how the drug works in the body, and in particular, which biochemical target the drug acts upon. In November 2006, a group of leading academic researchers, working independently in the US, identified the particular molecule in rodents that *ACV1* potently blocks, the α9α10 nicotinic acetylcholine receptor (nAChR). This independent research was published in the *Proceedings of the National Academy of Sciences of the US*, Vincler et al, (2006) *PNAS* 103:17880-17884. Metabolic used this important information to commission further *in vitro* studies by the same US researchers to investigate the activity of *ACV1* on the human α9α10 nAChR. The Company undertook these studies with the objective of gaining accurate information about dose selection for use in future clinical trials.

On 14 August 2007, Metabolic announced the results of *in vitro* studies on the ability of *ACV1* to block the human α9α10 nAChR, the probable target of *ACV1*. While there is often similar activity of drug candidates across human and rodent receptors, the results indicated that *ACV1* is dramatically less able to block the human α9α10 nAChR than it is to block the equivalent rodent receptors. The lower ability of *ACV1* to block the human α9α10 nAChR means that much larger doses of *ACV1* than the dose used in previous clinical trials would be necessary to see effects in humans. Doses at the required level are unlikely to be feasible as the drug would be impractical to administer and the cost of goods would be too high. As a result, the Company determined that the *ACV1* clinical programme was no longer tenable and the project was discontinued.

This outcome is disappointing in light of the excellent progress made during the year, including commencement of the Phase 2A programme and successful completion of the first of two trials in neuropathic pain patients. In November 2006, the Company conducted an additional Phase 1 safety study to test higher doses of *ACV1* in healthy males, with no safety or tolerability issues reported.

Another milestone, achieved by Metabolic scientists, was the creation of an oral variant of *ACV1* which, in rodent studies, displayed apparent oral availability in excess of 30 percent, a clinically and commercially significant level.

Phase 2A trial in patients with sciatic neuropathic pain completed

In September 2006, Metabolic commenced its Phase 2A programme, involving two clinical trials. The results of the first trial exploring the effects of *ACV1* in patients with sciatic neuropathic pain indicated the drug had an acceptable safety and tolerability profile, but no evidence of efficacy was seen, compared to placebo. For the reasons stated above, this programme has been discontinued.



METABOLIC'S ORAL PEPTIDE DELIVERY PLATFORM

Metabolic's lead project is the development of a platform that may be used to create new versions of injectable peptide drugs so that they are effective when swallowed.

Platform profile

* *Oral Peptide Delivery Platform is based on an understanding of the structure of Metabolic's drug, AOD9604, which is inherently orally available*
* *Proof-of-concept established in rodent studies*
* *Broader applicability under investigation by Metabolic in ongoing animal studies*
* *Approximately 600-700 peptide drugs in development or on the market globally, with the majority of these peptides only effective if injected*
* *Global market for protein and peptide drugs was around US$57 billion in 2005*
* *Potential to generate multiple internal projects as well as a variety of licensing opportunities*

Progress during 2006-07

- Established proof-of-concept in rodent studies, with pain drug (*ACV1*) with apparent oral availability in excess of 30 percent, a clinically and commercially significant level
- Oral versions of other peptide drugs created, including insulin, and tested in rodents with encouraging results

The majority of peptide drugs are not effective when swallowed

Most peptide drugs must be injected as they do not effectively survive gastric or intestinal digestion when swallowed and/or are poorly absorbed. Peptides are a class of drugs which when swallowed are usually broken apart by digestive enzymes or acid in the stomach and intestines before they have a chance to be absorbed. Metabolic has developed a platform which has the potential to create new, oral versions of injectable peptide drugs with enhanced absorption.

There are approximately 600-700 peptide drugs on the market or in development and the estimated global sales value of protein and peptide drugs was around US$57 billion in 2005. A technology to create oral versions of any of these peptides would be of significant commercial value, particularly as some of these drugs are limited economically while they have to be injected.

Proof-of-concept established in Metabolic's pain drug

Metabolic used the *Oral Peptide Delivery Platform* to develop an oral variant of its now discontinued neuropathic pain drug, *ACV1*. In rodent studies, where the drug is quite effective, this oral variant demonstrated analgesic effects equal to those seen with the injected drug, with apparent oral availability in excess of 30 percent, a clinically and commercially significant level. Whilst the development for *ACV1* has since been discontinued, the creation of a functional oral variant of *ACV1* and results from subsequent rodent studies provided important proof-of-concept for the *Oral Peptide Delivery Platform*.

The next milestone is to explore oral availability of other modified peptide drugs in animals

Metabolic has used its *Oral Peptide Delivery Platform* to develop oral versions of other peptide drugs which are already on the market, including insulin. These new oral versions of existing peptides are being tested in separate rodent studies to explore the effectiveness of the platform and its applicability to other peptides. In addition, the Company will undertake research to better understand the processes underlying the transport of these modified peptides from the gastrointestinal tract to the target organs. Progress with the platform will be reported as further milestones are achieved.

REVIEW OF OPERATIONS CONTINUED...

The *Oral Peptide Delivery Platform* is a research project at the preclinical stage and no drug candidates are expected to be ready for clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner. This project is the key priority for Metabolic and accordingly the majority of Metabolic's research activities will be dedicated to developing this platform in the medium-term.

This platform is based on the structure of an inherently orally available peptide drug

The *Oral Peptide Delivery Platform* is based on an understanding of the structure of Metabolic's osteoporosis drug, *AOD9604*, a peptide drug which was found by Metabolic to be inherently orally available (could be swallowed). This understanding led to the design modification of other peptide drugs, including *ACV1* and insulin, with promising levels of oral availability achieved in rodent studies.

This platform has potential to generate multiple internal projects as well as a variety of licensing opportunities

If even a small proportion of peptide drugs could be redesigned to be orally available this could provide a significant number of business opportunities for Metabolic. This could also become an important source of new drugs for in-house development by the Company.

Metabolic will consider different business models to maximise the potential of this technology. The Company will assess the benefits of creating its own proprietary oral versions of drugs that are currently on the market; licensing the technology to other companies with patented drugs; or working collaboratively with other companies who own injectable peptide drugs.

Patents, publications and presentations

- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.
- Metabolic presented research on its *Oral Peptide Delivery Platform* at the 43rd Annual Meeting of the *Drug Information Association* in the US in June 2007.
- A more detailed description of the *Oral Peptide Delivery Platform*, including examples of the rodent data, is available at www.metabolic.com.au.



AOD9604 COULD PLAY AN IMPORTANT ROLE IN PREVENTING AND POSSIBLY TREATING OSTEOPOROSIS

Laboratory and rodent studies suggest that AOD9604 improves bone strength and quality

Drug profile

- *16 amino-acid, orally active peptide modelled on a fragment of the human Growth Hormone molecule*
- *The known biology of human Growth Hormone indicates direct effects on bone quality*
- *Excellent safety and tolerability profile seen in human clinical trials*
- *Laboratory studies show direct stimulatory effects of AOD9604 on bone strength and quality*
- *Two rodent studies indicate AOD9604 has effects in the prevention of osteoporosis*
- *Currently awaiting results of further rodent studies to enable a development plan*
- *Metabolic will not be funding further development and a partner will be sought to progress the project*
- *Global market for osteoporosis drugs is around US$7 billion a year*
- *Strong industry demand for a bone 'anabolic' (growth stimulator)*

Progress during 2006-07

- Commenced two rodent studies to determine the optimum dose for bone effects, and whether *AOD9604* is effective in the treatment of osteoporosis, as well as prevention, with results expected in late 2007

AOD9604 has shown beneficial effects on osteoporosis in rodent studies

In 2006, rodent studies demonstrated beneficial effects of *AOD9604* in the prevention of osteoporosis. These results are consistent with the known biology of human Growth Hormone. *AOD9604* is a 16-amino acid, orally active peptide modelled on one fragment of the human Growth Hormone molecule. Studies suggest that *AOD9604* retains the bone stimulating properties of human Growth Hormone, based on the tissue cell culture and rodent testing previously conducted. Several substantial rodent studies with *AOD9604* indicate that this drug may have a role in the prevention and possible treatment of osteoporosis, through direct action on osteoblasts, the cells which build new bone. Further rodent studies are currently in progress to assess the potential role of *AOD9604* in the treatment of osteoporosis, with results expected in late 2007.

Up until February 2007, *AOD9604* was being developed for the treatment of obesity in addition to osteoporosis. The development of *AOD9604* for obesity was discontinued due to the primary endpoint not being met in a Phase 2B trial (further information is featured in the Obesity section of this Review of Operations). The results of the obesity trial have no technical bearing on the development of *AOD9604* for osteoporosis. Metabolic benefits from the knowledge gained in previous obesity trials, particularly as the drug has been tested in almost 1,000 subjects with no safety or tolerability issues reported. Should the drug progress to human osteoporosis trials, Phase 1 safety studies may not be required.

REVIEW OF OPERATIONS CONTINUED...

The next milestone is to evaluate a clinical development plan conditional upon two pending rodent studies

Two rodent studies were commenced in 2006 and 2007 to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. Metabolic is awaiting the results of these studies, which are expected in late 2007. These results, together with previous animal data, and safety data from obesity trials, will be used to prepare a development plan for *AOD9604* for osteoporosis. Metabolic will seek to out-license further development of the drug and does not intend to continue development itself.

Patents applications for *AOD9604* for osteoporosis are pending

- Patent applications for *AOD9604* for the prevention and treatment of osteoporosis have been filed.
- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.

An ageing population will continue to increase the market for osteoporosis drugs

Osteoporosis is characterised by a reduction in the quantity and quality of bone by the loss of both bone mineral and protein content, leading to fractures after minimal trauma. As humans age, the levels of several hormones including estrogen, testosterone and growth hormone gradually decline, creating imbalances in a variety of metabolic functions. This decline in hormone levels contributes to weight gain and loss of bone quality observed in old age.

While osteoporosis is predominantly an older person's disease, it can occur at any age. According to *Osteoporosis Australia*, one in two women and one in three men over the age of 60 years will have a fracture due to osteoporosis. More than 30 million people over the age of 50 years have osteoporosis and the number is increasing as the population ages. The sales of osteoporosis drugs are currently valued at approximately US$7 billion a year.



METABOLIC'S OTHER RESEARCH PROJECTS

Collaboration with Neuren

In March 2005 Metabolic and Neuren Pharmaceuticals Limited (NZ) agreed to jointly develop *Neural Regeneration Peptides (NRPs)* which are a group of human derived peptides which appear to protect nerves from damage and help them recover. Company scientists are currently investigating whether a lead compound can be selected from this class of compounds for formal preclinical testing

Type 2 diabetes

Metabolic has been investigating a peptide class named *ADD* which has shown activity in normalising blood glucose in type 2 diabetic rodents. Whilst the Company's research activities are focussed on the *Oral Peptide Delivery Platform* no significant resources will be allocated to this project.

Further information regarding Metabolic's research projects are available at www.metabolic.com.au in the Our Business section

Patent position and papers published

- A jointly owned international patent application on the *NRP* class of compounds has been filed by Neuren Pharmaceuticals Limited.
- A patent for *ADD* has been granted in Australia and patent applications are pending in the US, Europe and Japan.
- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.
- The paper entitled *'Neural regeneration protein is a novel chemoattractive and neuronal survival promoting factor'* was published in *Experimental Cell Research* in July 2006.

DIRECTORS' REPORT

STRATEGIC OVERVIEW

Metabolic's core goals continue to be:

- Carry out efficient research and development
- Achieve optimal growth
- Provide adequate resources

Carry out efficient research and development

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas, and the Company intends to continue using this operating model.

Achieve optimal growth

The Company's growth strategy is:

- To build the pipeline by acquiring preclinical and / or clinical stage projects;
- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities;
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme; and
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

The Company's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform* as efficiently as possible, and acquiring new projects through in-licensing arrangements, collaboration or M&A activities.

The *Oral Peptide Delivery Platform*, though in early development, could be an important value driver for the Company if it continues to deliver on its milestones. Proof-of-concept was achieved in rodent studies with peptide drugs, including *ACV1* and insulin. The key next steps include:

- Confirming results in higher species of animals;
- Learning how broadly it applies to other peptide drugs; and
- Gaining further understanding of how these modified peptides are transported in the body.

If successful, this platform could be used by other companies developing peptide drugs through licensing arrangements with Metabolic. As part of the Company's growth strategy, Metabolic may seek to license some of its modified peptides at an early development stage, to fund development of other Company projects.

Metabolic does not intend to develop the osteoporosis programme independently and will seek a partner to develop this project.

Provide adequate resources

With A$18 million in cash reserves as at 29 August 2007, Metabolic has sufficient funds to progress the *Oral Peptide Delivery Platform* through to the next stage of development, and also to fund activities associated with acquiring new projects. In the long-term the Company will require additional funding to continue progressing existing programmes and acquire new ones. Funding for biotechnology companies is usually achieved through a combination of license income and new equity. Metabolic's strategies also extend to ensuring the correct mix of human resources by finding the right balance of high quality staff and using optimal outsourcing. If Metabolic's growth strategies succeed and the Company's preclinical and clinical pipelines expand, it is likely that the Company will need to grow accordingly, including its staff component.

LIKELY DEVELOPMENTS

During the 2007-08 year, Metabolic expects to engage in the following activities:

- Continue research activities for the *Oral Peptide Delivery Platform* including studies with newly created oral versions of peptide drugs in a variety of animal models;
- Evaluate preclinical and clinical stage compounds that may be acquired through in-licensing arrangements, collaboration or M&A activity; and
- Report results from rodent studies investigating *AOD9604* for osteoporosis, prepare a clinical development plan and seek out-licensing opportunities.

In the opinion of the Directors it would prejudice the interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

FINANCIAL RESULTS & POSITION

The loss by the Company for the year ended 30 June 2007 after the provision for income tax of nil was A$13,406,939 (2006: A$11,293,869). This result has been achieved after fully expensing all research and development costs. Income for the period totalled A$1,432,098 (2006: A$1,289,719), including interest income of A$1,373,946 (2006: A$1,080,916), grant income of A$53,786 (2006: A$208,625) and sundry income of A$4,366 (2006: A$178).

Metabolic has no borrowings and has cash reserves as at 29 August 2007 amounting to A$18 million. These funds are sufficient to fund Metabolic's *Oral Peptide Delivery Platform* through the next stage of development and activities associated with acquiring new projects.

FUNDING ARRANGEMENTS

Capital Raisings

During the period under review capital raised included:

- A$10.5 million from the issue of 14.6 million ordinary fully paid shares at A$0.72 per share, through a Private Placement to domestic and offshore institutional, professional and sophisticated investors in December 2006; and
- A$704,870 from the exercise of 1,281,581 unquoted options with an exercise price of A$0.55 per share (note: these unquoted options were issued to participants in a Private Placement in March 2006).

For further details of these options refer to Note 15 of the Annual Financial Report.

AusIndustry Grant

During the period under review Metabolic received grant income amounting to A$53,786.

DIVIDENDS

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the current financial year. No cash dividends have been paid or declared by the Company since the beginning of the financial year.

EARNINGS PER SHARE

	Cents
Basic loss per share	(4.57)
Diluted loss per share	(4.57)

As the Company made a loss for the year ended 30 June 2007, potential ordinary shares, being options or performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.



BOARD MONITORING

The Board monitors the Company's overall performance, from its implementation of the mission statement and strategic plan through to the performance of the Company against operating plans and financial budgets. For further details regarding the Board and Committees refer to the Corporate Governance Statement in this Directors' Report.

Board and Committee Meetings

The number of meetings of the Board of Directors, Board Committees and Director attendance at those meetings during the year under review was:

	Full Board		Audit Committee		Remuneration Committee		Finance Committee	
Directors	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend
Total number of meetings held	11		4		5		2	
Mr Rob Stewart[1]	3	3	1	1	-	-	1	1
Dr Roland Scollay	11	11	-	-	5	5	2	2
Dr Chris Belyea	11	11	-	-	-	-	-	-
Dr Arthur Emmett[2]	11	11	4	4	5	5	2	2
Mr Don Clarke[1]	2	2	-	-	2	2	1	1
Dr Evert Vos[3]	11	11	3	3	-	-	-	-
Mr Patrick Sutch[4]	9	9	3	3	3	3	-	-
Ms Robyn Baker[4]	9	9	3	3	-	-	1	1

At the Board meeting held on 20 February 2007, the non-executive Directors met separately during part of that meeting.

Notes: [1] = Appointed in April 2007, [2] = Resigned in August 2007, [3] = Resigned in July 2007 [4] = Resigned in April 2007

DIRECTORS' SHAREHOLDINGS AND DECLARED INTERESTS

The Directors and Senior Managers of Metabolic collectively hold 714,144 shares in the Company, representing 0.2 percent of total issued capital. In addition, the Directors and Senior Managers collectively own 3,085,431 options and performance rights, which if exercised currently represent a further 1.0 percent of issued capital. The exercise of each option or performance right entitles the holder to one ordinary share in Metabolic.

As at the date of this report the interests of the Directors in the Company's shares are:

Directors	Shares held directly	Shares held indirectly	Options held	Performance Rights held
Mr Rob Stewart	–	–	–	–
Dr Roland Scollay	20,000	–	1,500,000	646,910
Dr Chris Belyea	224,077	240,000	–	293,795
Mr Don Clarke	–	64,000	–	–
Senior Managers				
Ms Belinda Shave	155,193	–	120,000	181,323
Dr Caroline Herd	10,874	–	150,000	193,403
Total	410,144	304,000	1,770,000	1,315,431

Note: Dr Arthur Emmett retired as a Director of the Company on 28 August 2007. At that date Dr Emmett held 357,692 shares directly and 136,500 shares indirectly.

As at 30 June 2007 and as at the date of this report, no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's 2007 Annual Report.

Further details on the equity interests of Directors can be found in the Remuneration Report in this Directors' Report and Note 22 of the Annual Financial Report.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the period under review, the Company indemnified its Directors, Company Secretary and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and Company Secretary against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretary and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As set out in the Review of Operations section of this Directors' Report, subsequent to the balance sheet date, the Company announced:

- 6 July 2007 – Dr Evert Vos, a non-executive Director of the Company resigned.
- 14 August 2007 - the development of its neuropathic pain drug, *ACV1*, has been discontinued. As a result of the discontinuance of the *ACV1* neuropathic pain project significant staffing changes have been made to reflect the changed activities of the Company. This event subsequent to the balance date does not affect any figures contained in the Annual Financial Report.
- 28 August 2007 – Dr Arthur Emmett, a non-executive Director of the Company resigned.

The Directors are not aware of any matter or circumstances since the end of the financial year, not otherwise dealt with in this report or the Annual Financial Report, that has significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL REGULATION

Other than the general laboratory standards and guidelines, Metabolic is not subject to significant environmental regulations.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Annual Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Annual Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE AND NON-AUDIT SERVICES

The Directors received the following declaration from the auditor of Metabolic Pharmaceuticals Limited.

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF METABOLIC PHARMACEUTICALS LIMITED

In relation to our audit of the Financial Report of Metabolic Pharmaceuticals Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Joanne Lonergan
Partner

Melbourne
29 August 2007

NON-AUDIT SERVICES

During the period under review the amount received, or due and receivable for non-audit services provided by the Company's auditor, Ernst & Young were:

Preparation of the Company's Income Tax Return and related services	A$8,060
AIFRS advice	A$5,000

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

CORPORATE GOVERNANCE STATEMENT

Metabolic has complied with the majority of the ASX best practice recommendations for good corporate governance

INTRODUCTION

The Board of Metabolic is responsible for the corporate governance of the Company and guides and monitors the business on behalf of its shareholders. The Board has strived to reach a balance between industry best practice and appropriate policies for Metabolic in terms of its size, stage of development and role in the biotechnology industry.

Metabolic performs an annual review of its Board policies and governance practices with reference to the *10 Principles of Good Corporate Governance and 28 Best Practice Recommendations* (*Recommendations*) established by the *ASX Corporate Governance Council*. During the reporting period Metabolic was compliant with 24 of the *Recommendations*. The Company has embraced the true spirit of these principles and has carefully considered whether complying with each *Recommendation* is in the best interests of Metabolic's shareholders. In four instances, the Board determined that the Company is either best served by policies that vary from the *Recommendations*, or is unable to meet them as a result of the current composition of the Board. Any departures from the *Recommendations* are discussed in this Corporate Governance Statement, along with other relevant information.

Principles and selected recommendations	Compliance
1. Lay solid foundations for management and oversight	✓
2. Structure the Board to add value	✓
2.1 A majority of the Board should be independent Directors	Departure
2.4 The Board should establish a Nomination Committee	Departure
3. Promote ethical and responsible decision-making	✓
4. Safeguard integrity in financial reporting	✓
4.3 Structure of the Audit Committee	Departure
5. Make timely and balanced disclosure	✓
6. Respect the rights of shareholders	✓
7. Recognise and manage risk	✓
8. Encourage enhanced performance	✓
9. Remunerate fairly and responsibly	✓
9.2 The Board should establish a Remuneration Committee	
- Composition of Remuneration Committee	Departure
10. Recognise the legitimate interests of stakeholders	✓

A full description of all recommendations can be found on the *ASX Corporate Governance Council's* website: http://www.asx.com.au/supervision/governance/principles_good_corporate_governance.htm.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The role of the Board is to represent the interests of shareholders, by providing the Company with good governance and strategic direction. Key responsibilities for the Board include approval of corporate strategies and approving the annual budget and financial forecasts, as well as monitoring management. The Board has adopted a formal Board Charter which describes the specific responsibilities of the Board and refers to the Company's formalised process for delegating authority to Senior Management for the day-to-day running of the business. During the year, the Company implemented a formal *Delegations of Authority Policy*. The objective of this policy is to enable employees to conduct business transactions in an expedient and prudent manner, within the approved limits set by the Board. This Policy and the Board Charter ensure that there is a clear division of responsibility between Management and the Board, and between the CEO and Chairman. The Board Charter is available at www.metabolic.com.au in the Corporate Governance section.

CORPORATE GOVERNANCE STATEMENT CONTINUED...

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

As at the date of this Directors' Report, the Board of Metabolic is comprised of four Directors, with a combination of scientific expertise and commercial acumen. The Constitution of Metabolic allows for the number of Directors to range from three to 12, of which the proportion of non-executive Directors is at the discretion of the Board.

During the year, Metabolic began the process of Board refreshment. In April 2007, Mr Rob Stewart was appointed as non-executive Chairman of the Board and Chairman of the Audit Committee and Finance Committee. In April 2007, Mr Don Clarke was appointed as a non-executive Director and as a member of the Remuneration Committee and the Finance Committee. Mr Patrick Sutch and Ms Robyn Baker resigned in April 2007, Dr Evert Vos resigned in July 2007 and Dr Arthur Emmett resigned in August 2007. With the retirement of Dr Emmett, Mr Stewart was appointed as Chairman of the Remuneration Committee and Mr Clarke was appointed as a member of the Audit Committee. The Board of Metabolic will continue to evolve over the medium-term, as the Company continues its search for suitably qualified candidates with research, drug development and commerce backgrounds. The relevant qualifications and details of each Director are documented in this Directors' Report under the section titled Board of Directors.

Metabolic is working towards appointing a majority of independent directors

(Recommendation 2.1)

The Board has adopted the *ASX Corporate Governance Council's* recommended criteria for assessing Director independence. To be assessed as independent, a Director must fulfill a number of criteria. For example, the Director must not have an association with a substantial shareholder, must not be an executive in the Company or have been employed in an executive capacity in the last three years, and must not have a direct or indirect material relationship with the Company.

During the reporting period there were several Director changes which altered the proportion of independent Board members. From 1 July 2006 to 4 April 2007, three of the six Directors were assessed as independent, being Dr Arthur Emmett, Mr Patrick Sutch and Ms Robyn Baker. As at the date of this Directors' Report the only Director considered to be independent is Mr Rob Stewart. This is a departure from the current *Recommendation* for the majority of Board Directors to be independent, a recommendation that is endorsed by Metabolic and included in its Board Charter. Accordingly, the Company is actively searching for independent Director candidates who are suitably experienced.

The independence and tenure of each Director in office as at the date of this Directors' Report is described in the table below:

Director	Position	Independence	Year appointed	Area of expertise
Mr Rob Stewart	Chairman, non-executive Director	Independent	2007	Experienced company Director, with broad commercial experience and exposure to high technology industries
Dr Roland Scollay	Chief Executive Officer	Not independent[1]	2002	Major pharmaceutical company experience, US biotechnology experience, research and drug development
Dr Chris Belyea	Chief Scientific Officer	Not independent[1]	1998	Extensive biotech experience, scientific research, patent law
Mr Don Clarke	Non-executive Director	Not independent[2]	2007	Partner of law firm, Minter Ellison and company Director

[1] Dr Scollay and Dr Belyea are executive Directors

[2] Mr Clarke is a Director of a substantial shareholder of Metabolic

The Board has adopted procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense, unless the Board determines otherwise. In addition, Metabolic has agreed to indemnify its Directors against certain liabilities and to maintain Directors and Officers insurance coverage.

The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter

(Recommendation 2.4)

As Metabolic has a relatively small Board, a formal Nomination Committee has not been established as no real efficiencies would be gained from the existence of such a committee. The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter. The Board, as a whole, is responsible for reviewing Board size and composition. With regard to membership, the Board is ultimately responsible for identifying and assessing potential Directors. New appointments are made within the scope of Metabolic's Constitution and in accordance with the nomination procedures documented in the formal Board Charter.

Mr Rob Stewart and Mr Don Clarke were appointed as non-executive Directors on 4 April 2007 and 12 April 2007 respectively. In accordance with the Company's Constitution, shareholders will be asked to elect Mr Stewart and Mr Clarke at the Company's next Annual General Meeting.

The new Directors appointed during the year were presented with a letter of appointment and induction pack which included corporate governance documentation, details of Directors and Officers liability insurance, minutes of meetings and other relevant information.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

Metabolic's Share Trading Policy was updated in 2006

(Recommendation 3.2)

The Company's *Share Trading Policy* was updated during the reporting period to better suit the characteristics of the biotechnology industry and to reflect the formal approval processes implemented by Metabolic. This policy is in line with *Recommendation 3.2*. Metabolic does not provide scheduled trading windows where employees can buy or sell shares without authorisation. In all circumstances, Directors and employees are required to seek approval from both the Chairman and CEO, or in their absence any two Directors, to trade Metabolic shares. The Chairman and CEO are responsible for assessing if the applicant is in possession of any price sensitive information. If share trading clearance is given to a Director or employee, the applicant is required to immediately provide the Company with post trade notification.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Metabolic's Audit Committee

(Recommendation 4.2)

The Audit Committee operates under a Charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the Annual Financial Report. The Audit Committee is responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Structure of the Audit Committee

(Recommendation 4.3)

Members of the Audit Committee from 1 July 2006 until 4 April 2007 included Mr Patrick Sutch (independent Chairperson), Dr Arthur Emmett (independent, non-executive Director) and Ms Robyn Baker (independent, non-executive Director). During this period, Metabolic was fully compliant with *ASX Listing Rule 12.7* which requires the top 300 companies included in the *ASX All Ordinaries Index* to establish an Audit Committee with membership that meets the following criteria:

- Criteria one: Only non-executive Directors;
- Criteria two: A majority of independent Directors;
- Criteria three: An independent Chairperson, who is not Chairperson of the Board; and
- Criteria four: At least three members.

Mr Rob Stewart was appointed as Chairman of the Board and subsequently as Chairman of the Audit Committee on 4 April 2007. Since this time, the Company has been unable to meet the above requirements. As at the date of this Directors' Report, the members of the Audit Committee are Mr Rob Stewart and Mr Don Clarke, thus criteria one has been met as both Directors are non-executive Directors. The second criteria cannot currently be met, as Mr Clarke is not considered to be an independent Director due to his directorship with Metabolic's largest shareholder, Circadian Technologies Limited. As Mr Stewart is also Chairman of the Board, the Company is unable to meet the third criteria.

CORPORATE GOVERNANCE STATEMENT
CONTINUED...

An additional Director will be appointed to this Committee once a suitable independent, non-executive Director is recruited, thus ensuring the Committee meets the second and fourth criteria. Metabolic's current composition of the Audit Committee is temporary during its Board refreshment transition. The Company understands that independent judgement is vital to the effectiveness of the Committee and intends to comply with this *Recommendation* as soon as practicable.

Details of the qualifications and details of Audit Committee members are included in this Directors' Report in the Board of Directors section.

The partner of the Company's external auditor is invited to attend Audit Committee meetings as required. For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Shareholder Communications
(Recommendation 6.1)

Metabolic is committed to providing shareholders with access to relevant information to make an informed assessment of the Company's operations, risk profile, business strategies and future prospects. Metabolic communicates regularly with its shareholders, within the parameters of its *Market Disclosure Protocol* and *Communications Policy*, using the following:

- Quarterly Investor Update distributed to all shareholders;
- the Annual Report, of which an interactive version is available online, with hard copies distributed to shareholders who elect to receive a copy;
- the half-yearly report provided to the ASX Limited (ASX);
- website disclosure of all ASX announcements, Investor Presentations and Board Policies; and
- the Annual General Meeting and other meetings of members so called to obtain approval for Board actions as appropriate.

The Company has an ongoing campaign to encourage shareholders to elect to receive communications electronically. This initiative serves the best interests of shareholders by facilitating the delivery of shareholder communications, such as the Quarterly Investor Update by electronic means, thus reducing costs and protecting the environment. In addition, Metabolic is currently investigating technologies that enable more effective communications with shareholders. A recent legislative change relieves public companies of the obligation to send hard copies of their Annual Report, unless a shareholder specifically elects to receive one. This is an excellent government initiative to reduce the environmental and financial burden of the Annual Report. To this end, Metabolic has invested in providing an interactive online version which is available via www.metabolic.com.au.

Shareholders are encouraged to ask questions or provide feedback to the Company by email, phone or fax.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Metabolic has implemented a formal risk management system
(Recomendation 7.1)

Biotechnology is an inherently risky industry. Metabolic adopted a formalised risk management policy in July 2003. During the reporting period, Metabolic augmented this policy by implementing an *Enterprise Wide Risk Management* framework *(ERM)*, which follows the principles of the Australian Risk Management Standard AS/NZS 4360. This approach to risk management involves identifying, assessing and managing the risks that affect the business, whilst at the same time considering these risks in the context of the Company's values, objectives and strategies. An *ERM* assists the Board and management to make decisions with the right balance of risk and reward.

Typically the process of rolling out a risk management system takes one to two years to be fully implemented. Some of the activities involved include brainstorming sessions, training staff in specialist risk management software and refining management and Board reporting systems. Metabolic endeavours to foster a culture of risk prevention rather than reaction. The Company believes an effective *ERM* will enhance governance and accountability, exploit opportunities, improve planning and decision making, and ultimately benefit corporate longevity. The Board is wholly responsible for risk management, therefore a separate risk management committee has not been created.

At the date of this Directors' Report, Metabolic has identified and analysed key risks. Firstly, each risk was ranked according to the likeliness of that risk occurring, and the consequence(s) if that risk eventuates. Secondly, the existing controls in place to mitigate each risk were evaluated and given a rating. The risk level was then automatically calculated by considering the likeliness, consequence and existing controls for each risk. Once this process was complete, Metabolic assessed whether further activity was required to tighten its existing controls. The Company is using a specialist software package and has consulted risk management specialists since commencing its *ERM*. The Company will continue to build and maintain documented risk profiles using analytical techniques in compliance with AS/NZS 4360. A full risk register will be provided to the Board annually in addition to periodic compliance reports.

PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

Metabolic conducts annual performance evaluations of its Board, Directors, Executives and Committees

(Recommendation 8.1)

The Company's policy for performance evaluation clearly sets out the process for evaluating the performance of the Board, Board Committees, the Chief Executive Officer and Senior Management. The Board conducts a comprehensive annual self-evaluation to determine whether the Board and its Committees are functioning effectively. During the year, each Director was required to complete a detailed questionnaire regarding roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve.

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Managers and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives. Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary), paid to each Director and Senior Manager, are set out in the Remuneration Report in this Directors' Report.

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

Metabolic has adopted remuneration policies that are designed to provide competitive and appropriate rewards that are transparent and aligned to shareholder interests. These policies link remuneration to individual and company performance. As the biotechnology sector is highly volatile, significantly driven by market sentiment and inherently high risk, the Board recognises that using performance measurement tools such as TSR, Net Earnings Per Share or Company Earnings are inappropriate.

Metabolic has structured its remuneration policy for non-executive Directors distinctly from its policy for Senior Managers. A comprehensive discussion of Metabolic's remuneration policies and procedures, including the link between remuneration and performance, are set out in the Remuneration Report in this Directors' Report.

Metabolic's Remuneration Committee

(Recommendation 9.2)

Remuneration policies for Directors and Senior Managers are established by Metabolic's Remuneration Committee. The Remuneration Committee is responsible for advising the Board on remuneration policies and practices, and makes specific recommendations on remuneration packages and other terms of employment. Members of the Remuneration Committee have altered during the year as a result of several director changes. At the date of this Directors' Report the Remuneration Committee is composed of three directors, Mr Rob Stewart, Dr Roland Scollay and Mr Don Clarke. The guidance in *Recommendation 9.2* is that the Committee should be comprised of at least three Directors, of which the majority including the Chairman are independent. The Chairman of Metabolic's Remuneration Committee is an independent Director. However, both Dr Scollay and Mr Clarke are not considered independent Directors, necessitating the Company to depart from this *Recommendation*. Metabolic intends to appoint an additional, independent Director to this Committee, once a suitably qualified candidate has been appointed to the Board.

Details of the qualifications and details of Remuneration Committee members are included in this Directors' Report in the Board of Directors section. For details of the number of Remuneration Committee meetings held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

METABOLIC'S POLICIES ARE AVAILABLE ON THE INTERNET

The following policies and statements can be downloaded from the Corporate Governance section of the Company's website: www.metabolic.com.au:

- Annual Corporate Governance Statement;
- Full Board Charter, including policy on Nomination and Appointment process;
- Audit Committee Charter;
- Code of Conduct;
- Share Trading Policy;
- Market Disclosure Protocol;
- Communications Policy;
- Risk Management Policy;
- Performance Evaluation Process for Directors and Executives; and
- Remuneration Committee Charter.

REMUNERATION REPORT

This report outlines compensation arrangements in place for the Key Management Personnel of Metabolic and explains how these arrangements are linked to company performance, as follows:

- **Compensation Policy – Non-executive Directors**
  This section describes the Company's rationale in determining non-executive Director payments and other relevant disclosures.
- **Compensation Policy – Senior Managers (including executive Directors)**
  This section describes the Company's rationale in determining salaries and incentives for Executive Directors and other Senior Managers, including explanations of the link between compensation and company performance, as well as details of employment contracts.
- **Details of Compensation for Key Management Personnel**
  This section sets out the dollar value of all components of compensation for Key Management Personnel during the year ended 30 June 2007, including details of equity instruments provided as compensation.

KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are Directors and Senior Managers. The following persons had the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Non-executive Directors

Mr Rob Stewart	Chairman/Non-executive Director (from 4 April 2007)
Mr Don Clarke	Non-executive Director (from 12 April 2007)
Dr Arthur Emmett	Non-executive Director (until 28 August 2007)
Dr Evert Vos	Non-executive Director (until 6 July 2007)
Mr Patrick Sutch	Non-executive Director (until 4 April 2007)
Ms Robyn Baker	Non-executive Director (until 4 April 2007)

Senior Managers (including executive Directors)

Dr Roland Scollay	Chief Executive Officer / Executive Director
Dr Chris Belyea	Chief Scientific Officer / Executive Director
Mr Peter Dawson	Chief Financial Officer (until 1 April 2007)
Dr Caroline Herd	VP – Clinical Development & Regulatory Affairs
Ms Belinda Shave	Company Secretary / Financial Controller

As a biotechnology company, Metabolic's success is dependent upon its Board and management team having the right blend of scientific expertise and commercial acumen. Metabolic's compensation policy for Key Management Personnel is designed to provide competitive and appropriate rewards that are transparent and fully aligned to shareholder interests. In accordance with corporate governance best practice, the Company has structured its compensation policy for non-executive Directors distinctly from its policy for Senior Managers.

COMPENSATION POLICY – NON-EXECUTIVE DIRECTORS

The Remuneration Committee requires the Board to determine the compensation of non-executive Directors based on market practice, relativities, director duties and accountability. The Company's compensation policy is designed to attract and retain competent and suitably qualified non-executive Directors, and the structure of their compensation endeavours to ensure that Directors interests are aligned with the interests of shareholders.

Metabolic's Fee Pool for Non-Executive Directors is A$300,000 a year

Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is approved by shareholders. Total non-executive Directors' fees paid during 2006-07, amounted to A$173,120, representing 58 percent of the available fee pool. Consulting fees of A$25,017 paid to a non-executive Director for additional services are not included in this aggregate pool of fees.

Metabolic reviews the allocation of non-executive Directors' fees periodically. The Chairman receives additional fees in recognition of the responsibilities attaching to that role. Directors do not receive fees for additional Board or Committee meetings. During the year, Metabolic held 11 Board meetings and 11 Committee meetings.

The average total remuneration paid to non-executive Directors of listed companies with a market capitalisation of below A$1 billion was A$76,000 in 2005-06, according to the *2007 Executive and Board Remuneration Report* by Ernst & Young. The fees paid to Metabolic non-executive Directors are below this average and towards the low end of fees paid to non-executive Directors in the biotechnology industry.

Non-executive Directors are reimbursed for out-of-pocket expenses incurred as a result of their directorship or any special duties.

Non-Executive Directors are encouraged to own Metabolic shares

Non-executive Directors are encouraged, but not mandated, to own Company shares by purchasing them on-market. Metabolic endorses share ownership as it provides a further performance incentive. Metabolic has previously granted options to non-executive Directors, however this is not the Company's current practice, and accordingly no options have been granted to non-executive Directors during the last four years.

Retiring allowance and superannuation

No retiring allowances are paid to non-executive Directors. Metabolic pays the statutory superannuation guarantee charge in relation to eligible non-executive Directors.

COMPENSATION – SENIOR MANAGERS (INCLUDING EXECUTIVE DIRECTORS)

Key executive appointments can have substantial impact on the value of a biotechnology company, particularly in the current environment where executive talent is scarce. Metabolic's compensation policy for Senior Managers is set by the Board's Remuneration Committee and reviewed regularly to ensure it remains contemporary and competitive. Broadly, the policy is designed to link performance and retention strategies, and more specifically to ensure:

- the balance between fixed and variable (performance) components for each position is appropriate in light of internal and external factors;
- the set individual objectives will result in sustainable beneficial outcomes;
- that all performance compensation components are appropriately linked to measurable personal, business unit or Company performance; and
- that total compensation (that is, the sum of fixed and variable components) for each Senior Manager is fair, reasonable and market competitive.

This policy is consistent with the *ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (Principle 9: Remunerate Fairly and Responsibly).*

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Managers and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether strategic objectives are being achieved and to assess individual performance hurdles. The relationship between Metabolic's compensation policy and its performance is set out in the Company Performance section of this Remuneration Report.

Generally, there are three components of Senior Management compensation provided, as follows:

1. fixed annual compensation comprising salary and benefits, superannuation and non-monetary benefits[1];
2. short-term performance incentive, through cash bonuses; and
3. medium and long-term incentive, through participation in the Metabolic Performance Rights Plan ("the Plan").

[1] The only non-monetary benefit provided to Senior Managers is car parking.

The following table indicates the proportion of compensation that is subject to performance conditions, provided through short-term and long-term incentives.

	Cash Bonus (Short-Term Incentive)	Performance Rights (Medium and Long-Term Incentive)
Chief Executive Officer	20%	30%
Senior Management	15%	20%
All other employees	10%	10%

Fixed Annual Compensation

Senior Managers are offered a market competitive base salary which reflects their competencies, job description as well as the size of the Company. Base salary is reviewed regularly against market data for comparable positions. Adjustments to base salary are made based on significant role responsibility changes, pay relativities to market and relative performance in the role.

Short-Term Incentives (STI's)

Short-Term Incentives in the form of cash bonuses are paid annually to Senior Managers based upon individual performance and achievement of corporate objectives. Personal objectives and Key Result Area (KRAs) are set for each Senior Manager at the beginning of each period. Examples of personal objectives and KRAs for Senior Management are:

- commencement and completion of clinical trials on time and on budget;
- securing high-value in-licensing and/or out-licensing deal(s);
- compliance with regulatory bodies, such as the ASX Limited, Australian Securities and Investments Commission, Therapeutics Goods Association and US Food & Drug Administration; and
- fundraising at appropriate levels with minimal dilution to existing shareholders.

The individual objectives and KRAs are chosen once the Board has confirmed the Company's overall objectives, and these have been linked to Metabolic's annual business plan. Performance hurdles are assessed at the end of the period to determine the bonus payment. This assessment also takes into account how Senior Managers performed their role with regard to the Company's core values. The annual bonus pool is calculated by a nominated percentage of the annual budget for salaries and is apportioned based on the outcomes of each individual performance evaluation, which are conducted by the Chief Executive Officer. The performance evaluation of the Chief Executive Officer is conducted by the Remuneration Committee. The STI payment is usually made during November or December following each financial year end.

REMUNERATION REPORT CONTINUED...

Medium and Long-Term Incentives

Retention of Key Management Personnel is a particularly high priority for biotechnology companies, as these Senior Managers have a high degree of embedded scientific and commercial knowledge to drive a company's future success. Metabolic's medium and long-term incentive policy for Senior Management is focussed on equity-based instruments to incentivise high-quality performance and long-term retention.

Carefully designed and performance linked equity incentive plans are widely recognised as the most effective way of providing incentives to Executives.

Metabolic's Performance Rights Plan

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme, in the form of the Metabolic Performance Rights Plan ("the Plan") for all employees, including Executive Directors. The Plan provides employees with the opportunity to participate in the success of the Company and provides further incentive to ensure wealth is created in the Company for the benefit of all shareholders. Broadly, the Plan aims to strike a balance between shareholder expectations for challenging performance hurdles and corporate strategy to:

- attract, motivate and retain employees;
- align the interests of employees with the interests of shareholders; and
- remunerate effectively whilst keeping within the financial constraints of a biotechnology company.

Under the Plan, eligible employees can be offered rights to acquire shares in the Company. The Plan is subject to the requirements of the Corporations Act 2001 and the ASX Listing Rules, and the Board considered independent expert advice regarding structure, terms and conditions.

The key details of the Metabolic Performance Rights Plan ("the Plan") are:

- the Board may issue annual invitations to employees and Executive Directors to participate in the Plan, subject to shareholder approval in the case of Executive Directors;
- the number of performance rights granted is based on varying percentages of fixed compensation, dependent upon job position;
- historically there has not been an exercise price payable to acquire a share upon exercise of a performance right issued - the exercise price, if any, is determined by the Board;
- the number of performance rights granted is adjusted to take into account anticipated trading restrictions placed on recipients;
- performance rights are exercisable on a specified future date, subject to meeting performance and service conditions;
- performance rights cannot be transferred and will not be listed on the ASX; and
- there are three categories of performance conditions which need to be achieved for the rights to vest.

2006 Performance Rights Conditions

The performance conditions for the 2006 allocation under the Plan were split into three distinct categories. If the performance conditions are achieved, the issued performance rights will vest evenly over four annual tranches, that is, 25 percent a year as follows:

- Tranche 1 = 25% of the grant – 1 September 2007;
- Tranche 2 = 25% of the grant – 1 September 2008;
- Tranche 3 = 25% of the grant – 1 September 2009; and
- Tranche 4 = 25% of the grant – 1 September 2010.

Category 1: Share price growth target	Category 2: Corporate goals
Firstly, one-third of the performance rights granted are attributable to share price performance, as follows: **Primary target.** This component is measurable by the Company's share price growth target of at least 50 percent in Year 1. To achieve this target, the daily VWAP, averaged over 40 consecutive trading days, must be at least 50 percent above the "base share price" at least once prior to 31 August 2007. **VWAP** = volume weighted average share price. **Base share price** = this price is calculated using the five-day VWAP from the sixth trading day following the announcement of the full-year results to the tenth trading day. For 2006, the five-day VWAP from Monday 4 September to Friday 8 September 2006 (inclusive) was A$0.43. **Year 1** = 1 September 2006 to 31 August 2007. or **Secondary target.** If the primary target stated above is not achieved, participants will have a second opportunity to fulfill this vesting component if share price growth of at least 100 percent is achieved. To achieve this vesting condition, the 20-day VWAP must be 100 percent above the base share price by 1 September 2010. This performance condition is also subject to continued service.	Secondly, one-third of the performance rights granted are attributable to corporate goals assessed at 1 September 2007, as follows: • Timely announcement of results of the *OPTIONS Study*, a Phase 2B human clinical trial for *AOD9604* (40 percent weighting); • Timely announcement of results of one of the Phase 2A human clinical trials for *ACV1* (20 percent weighting); • Progress the licensing of *AOD9604* or *ACV1* (20 percent weighting); • Raise capital to ensure sufficient cash reserves to meet planned activities for the following 12 months (10 percent weighting); • Add one new project to the pipeline at the formal preclinical toxicity stage (5 percent weighting); and • Add one new project to the pipeline at the clinical stage (5 percent weighting). These performance conditions are also subject to continued service.

Category 3: Continued service
The third and final performance condition relates to employee retention. One-third of the performance rights granted are attributable to continuing service and each of the other performance conditions are also subject to continuing service.

These performance conditions are directly linked to corporate goals in the Company's annual business plan. Due to the speculative nature of the biotechnology sector, it is not appropriate to set performance conditions relating to the satisfaction of traditional hurdles such as Total Shareholder Return (TSR). The Remuneration Committee will assess whether performance conditions have been achieved. Performance conditions for future offers under the Plan, if any, may vary.

Metabolic Employee Share Option Plan

In previous financial years, prior to establishing the Metabolic Performance Rights Plan ("the Plan"), employees received option allocations under the Metabolic Employee Share Option Plan. These options have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods, subject to continuing service. These options were issued for nominal consideration, and were granted at the discretion of the Board. These options cannot be transferred and will not be quoted on the ASX Limited. There were no shares issued under the Plan during the year.

NOTE: For information regarding the valuation of the performance rights and options granted during the reporting period, including models and assumptions used, please refer to Table B in this Remuneration Report and Note 12 in the Notes to the Annual Financial Report.

REMUNERATION REPORT CONTINUED...

DETAILS OF COMPENSATION FOR KEY MANAGEMENT PERSONNEL

For the year ended 30 June 2007, details of the compensation for Key Management Personnel are set out in the table below.

TABLE A		Short-Term				Post Employment		Long-Term	Share-based payments		
DIRECTORS		Cash Salary & Fees	Cash bonus [a]	Consult-ing Fees	Non-monetary benefits [b]	Super-annuation	Retire-ment	Incentive Plans	Options & Perform-ance Rights	Total	% perform-ance related
Dr Roland Scollay	2007	397,233	75,000	–	4,027	12,686	–	–	183,268	672,214	38.4%
(Chief Executive Officer)	2006	350,158	38,000	–	5,131	34,934	–	–	199,269	627,492	20.8%
Dr Chris Belyea	2007	256,485	36,790	–	4,027	12,686	–	–	65,518	375,506	27.2%
(Chief Scientific Officer)	2006	257,775	28,000	–	5,131	15,593	–	–	14,506	321,005	13.2%
Mr Rob Stewart [1]	2007	22,500	–	–	–	2,025	–	–	–	24,525	–
(Non-executive Chairman)	2006	–	–	–	–	–	–	–	–	–	–
Dr Arthur Emmett [2]	2007	61,395	–	–	–	–	–	–	–	61,395	–
(Non-executive Director)	2006	70,860	–	–	–	–	–	–	–	70,860	–
Mr Don Clarke [3]	2007	7,500	–	–	–	675	–	–	–	8,175	–
(Non-executive Director)	2006	–	–	–	–	–	–	–	–	–	–
Dr Evert Vos [4]	2007	32,000	–	25,017	–	–	–	–	–	57,017	–
(Non-executive Director)	2006	32,000	–	50,580	–	–	–	–	–	82,580	–
Mr Patrick Sutch [5]	2007	22,500	–	–	–	–	–	–	–	22,500	–
(Non-executive Director)	2006	30,000	–	–	–	–	–	–	–	30,000	–
Ms Robyn Baker [5]	2007	22,500	–	–	–	2,025	–	–	–	24,525	–
(Non-executive Director)	2006	20,000	–	–	–	1,800	–	–	–	21,800	–
Sub total compensation for	2007	822,113	111,790	25,017	8,054	30,097	–	–	248,786	1,245,857	
Directors	2006	760,793	66,000	50,580	10,262	52,327	–	–	213,775	1,153,737	
OTHER KEY MANAGEMENT PERSONNEL											
Mr Peter Dawson [6]	2007	316,996	45,660	–	3,020	12,141	–	–	130,755	508,572	24.4%
(Chief Financial Officer)	2006	191,670	1,000	–	4,276	14,283	–	–	13,345	224,574	6.4%
Ms Belinda Shave (Company Secretary	2007	164,424	21,890	–	4,027	12,686	–	–	47,939	250,966	27.8%
/ Financial Controller)	2006	157,212	18,000	–	5,131	12,324	–	–	16,635	209,302	16.5%
Dr Caroline Herd	2007	175,725	24,100	–	4,027	12,686	–	–	46,931	263,469	27.0%
(VP – Clinical & Regulatory Affairs)	2006	162,276	18,000	–	5,131	12,593	–	–	15,142	213,142	15.5%
Sub total compensation for Other Key Management	2007	657,145	91,650	–	11,074	37,513	–	–	225,625	1,023,007	
Personnel	2006	511,158	37,000	–	14,538	39,200	–	–	45,122	647,018	
Total compensation for all	2007	1,479,258	203,440	25,017	19,128	67,610	–	–	474,411	2,268,864	
Key Management Personnel	2006	1,271,951	103,000	50,580	24,800	91,527	–	–	258,897	1,800,755	

Notes:

1. Mr Rob Stewart was appointed as non-executive Chairman on 4 April 2007.
2. Dr Arthur Emmett resigned as a non-executive Director on 28 August 2007.
3. Mr Don Clarke was appointed as a non-executive Director on 12 April 2007.
4. Dr Evert Vos resigned as a non-executive Director on 6 July 2007 and was paid consultancy fees of $25,017 for additional services during the period 1 July 2006 to 31 December 2006.
5. Mr Patrick Sutch and Ms Robyn Baker resigned as non-executive Directors on 4 April 2007.
6. Mr Peter Dawson ceased employment with the Company on 1 April 2007. The compensation shown includes amounts paid to Mr Dawson on ceasing employment.

(a) Cash bonuses
Individual performance reviews were conducted late in 2006. Cash bonuses included in the compensation of Senior Managers were granted in December 2006, based on individual and corporate performance determined during the formal review process.

(b) Non-monetary benefits
Non-monetary benefits consist solely of the value of car parking benefits.

Compensation by Category: Key Management Personnel

	30 June 2007 $	30 June 2006 (a) $
Short-Term	1,726,843	1,450,331
Post Employment - Superannuation	67,610	91,527
Share-based Payments	474,411	258,897
	2,268,864	1,800,755

(a) These amounts represent the aggregates for the Key Management Personnel disclosed in the previous financial year, some of which are different to the Key Management Personnel included in the period under review.

Fair Value of Share-Based Compensation

(a) Fair Value of Options

The fair value of options included in compensation Table A were determined using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options were issued pursuant to the Metabolic Employee Share Option Plan and have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the options during the year ended 30 June 2007. A breakdown of the fair value of each grant of option included in Key Management Personnel share-based compensation is set out in Table B and Table C.

(b) Fair Value of Performance Rights

The fair value of performance rights included in compensation Table A were determined by using a Barrier "Up and Call" Pricing model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing model for those performance rights with non-market performance conditions. The model takes into account, as at grant date, the exercise price and expected life of the performance rights, the vesting criteria, the current price of the underlying shares and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the performance right The performance rights were issued pursuant to the Metabolic Performance Rights Plan and have an expiry date of five years from grant, with staggered vesting terms based on anniversary periods and performance conditions. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the performance rights during the year ended 30 June 2007.

A breakdown of the fair value of each grant of performance right included in Key Management Personnel share-based compensation is set out in Table B and Table C.

REMUNERATION REPORT CONTINUED...

Table B provides the following details:

(a) the pricing model assumptions used in calculating the fair value of each option and performance right;

(b) the fair value of each option and performance right included in the compensation of each of the Key Management Personnel for the year ended 30 June 2007; and

(c) the date when options or performance rights may be exercised, subject to performance conditions.

TABLE B		Performance Rights granted on 17 November 2006	Performance Rights granted on 20 December 2005	Options granted on 1 February 2006	Options granted on 23 December 2003	Options granted on 22 November 2002	TOTAL
Exercise Price		Nil	Nil	$1.50	$1.00	$0.90	
Risk-free interest rate		5.94%	5.73%	5.30%	5.56%	5.22%	
Volatility		60%	56%	56%	35%	35%	
Expiry Date		1 Sep 2011	1 Sep 2010	1 Jan 2011	23 Nov 2008	22 Oct 2007	
Dividend yield		-	-	-	-	-	
Average Fair Value per option/right (cents)		70	40	11	26	16	
NAME	Number and value of Options and Performance Rights (PRPs) for the year ended 30 June 2007						
Dr Roland Scollay	Number of options/rights	418,608	253,668	1,000,000			1,672,276
	Value for year ended 30.06.07	$110,844	$33,424	$39,000			$183,268
Dr Chris Belyea	Number of options/rights	190,104	115,211				305,315
	Value for year ended 30.06.07	$50,338	$15,180				$65,518
Mr Peter Dawson[1]	Number of options/rights	172,428	105,991				278,419
	Value for year ended 30.06.07	$116,472	$14,283				$130,755
Ms Belinda Shave	Number of options/rights	128,904	69,124		120,000		318,028
	Value for year ended 30.06.07	$34,133	$9,108		$4,698		$47,939
Dr Caroline Herd	Number of options/rights	135,744	76,037			150,000	361,781
	Value for year ended 30.06.07	$35,944	$10,020			$967	$46,931
VESTING PROPORTIONS		25% - 01.09.07	25% - 01.09.06	35% - 01.02.06	20% - 23.12.04	20% - 22.11.03	
		25% - 01.09.08	25% - 01.09.07	35% - 01.02.07	20% - 23.12.05	20% - 22.11.04	
		25% - 01.09.09	25% - 01.09.08	30% - 01.02.08	30% - 23.12.06	30% - 22.11.05	
		25% - 01.09.10	25% - 01.09.09		30% - 23.12.07	30% - 22.11.06	

(1) Mr Peter Dawson ceased employment with the Company on 1 April 2007. The value shown in the above table for Mr Dawson includes the accelerated vesting of performance rights at the date of cessation.

Options and Performance Rights granted as part of compensation

Table C provides a breakdown of each share-based payment included in the compensation of Key Management Personnel for the year ended 30 June 2007.

TABLE C	Grant date	Grant number	Fair Value per option / right at grant date	Fair Value of options / rights granted during the year	Value of options / rights exercised during the year	Value of options / rights lapsed during the year	Fair Value of options / rights included in remuner-ation during the year	% compen-sation consisting of options / rights during the year
Dr Roland Scollay								
- Options	1 Feb 2006	1,000,000	$0.1095	-	-	-	$39,000	5.80%
- Performance Rights	20 Dec 2005	253,668	$0.4040	-	-	$11,415	$33,424	4.97%
- Performance Rights	17 Nov 2006	418,608	$0.6991	$292,677	-	-	$110,844	16.49%
Dr Chris Belyea								
- Performance Rights	20 Dec 2005	115,211	$0.4040	-	-	$5,184	$15,180	4.04%
- Performance Rights	17 Nov 2006	190,104	$0.6991	$132,914	-	-	$50,338	13.41%
Mr Peter Dawson								
- Performance Rights	20 Dec 2005	105,991	$0.4040	-	$17,192	$9,363	$14,283	2.81%
- Performance Rights	17 Nov 2006	172,428	$0.6991	$120,544	$21,668	$747	$116,472	22.90%
Ms Belinda Shave								
- Options	23 Dec 2003	120,000	$0.2600	-	-	-	$4,698	1.87%
- Performance Rights	20 Dec 2005	69,124	$0.4040	-	$7,394	$3,110	$9,108	3.63%
- Performance Rights	17 Nov 2006	128,904	$0.6991	$90,125	-	-	$34,133	13.60%
Dr Caroline Herd								
- Options	22 Nov 2002	150,000	$0.1600	-	-	-	$967	0.37%
- Performance Rights	20 Dec 2005	76,037	$0.4040	-	$8,134	$3,422	$10,020	3.80%
- Performance Rights	17 Nov 2006	135,744	$0.6991	$94,908	-	-	$35,944	13.64%
TOTAL				$731,168			$474,411	

During the current period, there have been no alterations to the terms and conditions of performance rights or options granted as compensation since their grant date.

Options and Performance Rights granted and vested during year ended 30 June 2007

TABLE D		Performance Rights		Options	
Directors		Number of Performance Rights granted during the year	Number of Performance Rights vested during the year	Number of Options granted during the year	Number of Options vested during the year
Dr Roland Scollay	2007	418,608	35,937	-	350,000
	2006	253,668	-	1,500,000	850,000
Dr Chris Belyea	2007	190,104	16,324	-	-
	2006	115,211	-	-	-
Other Key Management Personnel					
Mr Peter Dawson	2007	172,428	226,741	-	-
	2006	105,991	-	-	-
Ms Belinda Shave	2007	128,904	9,793	-	36,000
	2006	69,124	-	-	24,000
Dr Caroline Herd	2007	135,744	10,774	-	45,000
	2006	76,037	-	-	120,000

Shares Issued to Key Management Personnel on exercise of compensation Options or Rights

30 June 2007

TABLE E	Shares issued Number	Paid per share ($)	Unpaid per share ($)
Mr Peter Dawson	226,741	$0.00	$0.00
Ms Belinda Shave	9,793	$0.00	$0.00
Dr Caroline Herd	10,774	$0.00	$0.00
Total	247,308		

30 June 2006

No shares were issued to any Key Management Personnel on the exercise of compensation options or rights during the period ended 30 June 2006.

REMUNERATION REPORT CONTINUED...

COMPANY PERFORMANCE

Metabolic has designed its compensation policies to ensure significant linkage between rewards and specific achievements that are intended to improve shareholder wealth. In assessing the link between company performance and compensation policy, one must acknowledge that biotechnology companies generally do not make a profit until a drug is licensed or commercialised, either of which takes numerous years.

Furthermore, the biotechnology sector as a whole is highly volatile, significantly driven by market sentiment and inherently high risk. Therefore, the direct correlation of compensation policy and key financial performance measures such as Total Shareholder Return (TSR), Net Earnings Per Share or Company Earnings, in the view of the Board, are inappropriate. As an alternative, key milestones are a more meaningful measure of performance to correlate levels of compensation. These milestones are discrete achievements that can be used to evaluate Metabolic's progress towards commercialising its drugs.

At this stage of Metabolic's project pipeline, the Company's annual expenditure is predominantly impacted by research and development including the costs associated with clinical trials. The Company has not made a profit and therefore no dividends have been declared, nor has there been a return of capital since listing. Metabolic's share price has been driven by speculation in anticipation of results from clinical trials and is not necessarily indicative of future share price performance. To accurately assess the Company's performance, one must assess Metabolic's key milestones. The milestones are directly linked to the performance conditions set within the short-term and long-term incentives that form a significant proportion of Senior Management compensation. Such milestones typically include:

- commencement and completion of clinical trials on time and on budget;
- the addition of other preclinical or clinical stage drug candidates to Metabolic's drug pipeline;
- ensuring sufficient capital resources (through securing government grants and capital raisings); and
- licensing/partnering.

The Board continues to review Metabolic's compensation policy to ensure competitive and appropriate rewards that will result in greater shareholder wealth.

BOARD PERFORMANCE

Evaluating Board performance is an important element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. The Board conducts a comprehensive annual self-evaluation to determine whether the Board and its Committees are functioning effectively. Metabolic has four Directors, and accordingly the costs associated with engaging an external consultant to perform this exercise is not seen to be beneficial to the Company.

During the period under review each Director was required to complete a detailed questionnaire regarding roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve. The Board intends to employ the same evaluation process in future years.

EMPLOYMENT CONTRACTS

Dr Roland Scollay – Chief Executive Officer

Dr Scollay served on the Metabolic Board as a non-executive Director from November 2002, and commenced an ongoing employment contract as Chief Executive Officer on 1 February 2005. Under the terms of the present contract:

- Compensation will be reviewed annually;
- Dr Scollay may resign from his position and thus terminate his contract by giving six months written notice;
- Metabolic may terminate Dr Scollay's contract by providing 12 months written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of compensation). On notice of termination by the Company, any long-term incentive options and performance rights that have vested, or will vest during the notice period, may be exercised. Long-term incentive options that are not vested will be forfeited;
- Metabolic may terminate the contract at any time without notice in circumstances that warrant summary dismissal. Where termination with cause occurs, Dr Scollay is only entitled to that portion of compensation which is fixed, and only up to the date of termination; and
- Performance based cash bonuses of up to 20 percent of fixed compensation will be paid annually against goals agreed between Dr Scollay and the Board. A one-off special bonus will be paid upon signing of a deal with a large pharmaceutical company, with details and amount to be determined by the Board. Subject to shareholder approval, Dr Scollay will continue to receive share-based compensation as a long-term incentive.

Other Key Management Personnel contracts (excluding non-executive Directors)

All other Key Management Personnel (excluding non-executive Directors) are employed under ongoing employment contracts.

Under the terms of the present contracts:

- Compensation will be reviewed annually;
- Resignation requires three months written notice;
- Metabolic may terminate the contracts by providing six months written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of compensation). On notice of termination by the Company, any long-term incentive options and performance rights that have vested, or will vest during the notice period, may be exercised. Long-term incentive options that are not vested will be forfeited;
- Performance-based cash bonuses of up to 15 percent of fixed compensation will be paid annually against agreed goals; and
- Metabolic will continue to provide share-based compensation as a long-term incentive (subject to shareholder approval for executive Directors).

OTHER INFORMATION

Loans to Directors and Executives

No loans have been made to Directors of Metabolic or to any of the other Key Management Personnel, including their personally related entities.

Company Secretary

Details of the qualifications and experience of the Company Secretary are set out in the Board of Directors section in this Directors' Report.

This Directors' Report, incorporating the Corporate Governance Statement and Remuneration Report, has been signed in accordance with a Resolution of the Directors made on 29 August 2007.

Mr Rob Stewart
Chairman

Roland Scollay
Chief Executive Officer

Melbourne
29 August 2007

CONTENTS

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

1. In the opinion of the directors:

   (a) The financial report and the additional disclosures included in the directors' report designated as audited, of the Company are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2007 and its performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

On behalf of the Board,

Rob Stewart
Chairman

Roland Scollay
Chief Executive Officer

Melbourne
29 August, 2007

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	30 June 2007 $	30 June 2006 $
Finance revenue	4(A)	1,373,946	1,080,916
Government grant income	4(B)	53,786	208,625
Other income		4,366	178
Project expense	4(C)	(8,630,713)	(7,299,424)
Employee benefits expense	4(D)	(4,193,960)	(3,432,840)
Depreciation and amortisation expense	4(E)	(298,358)	(286,317)
Operating leases	4(F)	(137,886)	(131,453)
Laboratory expenses		(241,616)	(252,135)
Other administrative and overhead expenses	4(G)	(1,336,504)	(1,181,419)
Net loss before income tax		(13,406,939)	(11,293,869)
Income tax expense	5	-	-
Net loss attributable to members		(13,406,939)	(11,293,869)
Basic loss per share (cents per share)	6	(4.57) cents	(4.32) cents
Diluted loss per share (cents per share)	6	(4.57) cents	(4.32) cents

AS AT 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents	7	20,579,943	23,304,295
Receivables	8	240,445	342,077
Prepayments		145,374	89,032
Other	9	12,141	12,141
Total Current Assets		20,977,903	23,747,545
NON-CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	10	487,500	487,500
Plant and equipment	11	551,848	713,456
Total Non-Current Assets		1,039,348	1,200,956
Total Assets		22,017,251	24,948,501
CURRENT LIABILITIES			
Trade and other payables	13	949,727	1,947,861
Provisions	14	223,273	201,032
Total Current Liabilities		1,173,000	2,148,893
NON-CURRENT LIABILITIES			
Provisions	14	56,219	34,994
Total Non-Current Liabilities		56,219	34,994
Total Liabilities		1,229,219	2,183,887
Net Assets		20,788,032	22,764,614
EQUITY			
Contributed equity	15	89,081,446	78,244,479
Reserves	15	1,465,463	872,073
Gains/(losses) on available-for-sale financial assets		(12,500)	(12,500)
Retained earnings/(Accumulated losses)	15	(69,746,377)	(56,339,438)
Total Equity		20,788,032	22,764,614

FOR THE YEAR ENDED 30 JUNE 2007

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2006		78,244,479	(56,339,438)	859,573	22,764,614
– Net unrealised gain/(loss) on available-for-sale financial assets		–	–	–	–
– Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		–	–	–	–
Total fair value adjustments		–	–	–	–
– Total income and expense for the period recognised directly in equity		–	–	–	–
– Profit/(Loss) for the period	15	–	(13,406,939)	–	(13,406,939)
Total income/expense for the period		–	(13,406,939)	–	(13,406,939)
– Issue of shares and exercise of options	15	11,204,869	–	–	11,204,869
– Capital raising costs recognised in equity	15	(367,902)	–	–	(367,902)
– Share-based payments	15	–	–	593,390	593,390
At 30 June 2007		89,081,446	(69,746,377)	1,452,963	20,788,032
At 1 July 2005		61,777,978	(45,045,569)	549,331	17,281,740
– Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		–	–	62,500	62,500
– Net unrealised gain/(loss) on available-for-sale financial assets		–	–	(75,000)	(75,000)
– Deferred tax liability on fair value adjustments to listed investments at 1 July 2005		–	–	(18,750)	(18,750)
– Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		–	–	18,750	18,750
Total fair value adjustments		–	–	(12,500)	(12,500)
– Total income and expense for the period recognised directly in equity		–	–	(12,500)	(12,500)
– Profit/(Loss) for the period	15	–	(11,293,869)	–	(11,293,869)
Total income/expense for the period		–	(11,293,869)	(12,500)	(11,306,369)
– Issue of shares and exercise of options	15	17,253,726	–	–	17,253,726
– Capital raising costs recognised in equity	15	(787,225)	–	–	(787,225)
– Share-based payments	15	–	–	322,740	322,740
– Consideration paid on grant of options	15	–	–	2	2
At 30 June 2006		78,244,479	(56,339,438)	859,573	22,764,614

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(14,876,653)	(11,378,510)
Interest received		1,393,932	1,060,563
Receipt of government grants	4(B)	53,786	208,625
Sundry income		4,366	178
Net cash outflows from operating activities	7	(13,424,569)	(10,109,144)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(138,435)	(170,778)
Proceeds on Sale of Fixed assets		1,685	–
Net cash outflows used in investing activities		(136,750)	(170,778)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	7	10,836,967	16,506,859
Net cash inflows from financing activities		10,836,967	16,506,859
Net increase/(decrease) in cash and cash equivalents		(2,724,352)	6,226,937
Cash and cash equivalents at beginning of period		23,304,295	17,077,358
Cash and cash equivalents at the end of period	7	20,579,943	23,304,295

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors on 29 August 2007.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on ASX Limited (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ended 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2005–10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures.*	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial report. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 2007–1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 *AASB 2 – Group and Treasury Share Transactions.*	1 March 2007	The Company does not enter into Group or Treasury share transactions so the standard is not expected to have any impact on the Company's financial report impact.	1 July 2007
AASB 2007–2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 *Service Concession Arrangements.*	1 January 2008	As the Company currently has no service concession arrangements or public–private–partnerships (PPP), it is expected that this Interpretation will have no impact on the Company's financial report.	1 July 2008

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 *Operating Segments.*	1 January 2009	AASB 8 is a disclosure standard so will not have a direct impact on the amounts included in the Company's financial report. However the new standard is expected to have an impact on the Company's segment disclosures as segment information based on management reports are more detailed than those currently reported under AASB 114. The effect of the impact of this new standard is yet to be determined.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decisions that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments may reduce the extent of some disclosures in the Company's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Non-for-Profit Entities [AASB 102]	This standard makes amendments to AASB 102 *Inventories.*	1 July 2007	This amendment only relates to Non-for-Profit entities and as such is not expected to have any impact on the Company's financial report.	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116, & AASB 138 and interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 *Borrowing Costs.*	1 January 2009	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Company has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Company's financial report.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepencies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Company's financial report.	1 July 2007

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 130 *Disclosures in the Finance Statements of Banks and Similar Financial Institutions* and AASB 132 *Financial Instruments: Disclosure and Presentation.*	1 January 2007	Refer to AASB 2005–10 above.	1 July 2007
AASB 8	*Operating Segments*	New standard replacing AASB 114 *Segment Reporting*, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007–3 above.	1 July 2009
AASB 101	*Presentation of Financial Statements*	Amendments arise from the release in October 2006 as a consequence of ED148 *Proposed Amendments to AASB 101.*	1 January 2007	The changes to AASB 101 will have no impact on the financial report.	1 July 2007
AASB 123 (amended)	*Borrowing Costs*	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007–6 above.	1 July 2009
AASB Interpretation 10	*Interim Financial Reporting and Impairment*	Addresses an inconsistency between AASB 134 *Interim Financial Reporting* and the impairment requirements relating to goodwill in AASB 136 *Impairment of Assets* and equity instruments classified as available for sale in AASB 139 *Financial Instruments: Recognition and Measurement.*	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139 which are to take precedence over the more general statement in AASB 134 are not expected to have any impact on the Company's financial report.	1 July 2007

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB Interpretation 11	AASB 2 – *Group and Treasury Share Transactions*	Addressed whether certain types of share-based payment transactions with employees (or other suppliers of goods and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 *Share-based Payment*. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007
AASB Interpretation 12	*Service Concession Arrangements*	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
IFRIC Interpretation 13	*Customer Loyalty Programmes*	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Company does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Company's financial report.	1 July 2008
IFRIC Interpretation 14	*IAS 19 – The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements*	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Company does not have a defined pension plan and as such this interpretation is not expected to have an impact on the Company's financial report.	1 July 2008

*designates the beginning of the applicable annual reporting period

(C) SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Share–based payment transactions
The Company currently provides benefits to employees (including Executive Directors) in the form of share–based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity–settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's share–based payment plans is set out in note 12 and the Remuneration Report section of the Directors' Report.

The cost of these equity–settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black–Scholes/Merton or Binomial Distribution Option Pricing Model for those performance rights with non–market performance conditions.

In determining the fair value of equity–settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity–settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The cumulative expense recognised for equity–settled transactions at each reporting date until vesting date, reflects the extent to which the vesting period has expired. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(D) PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	–	3 to 10 years
Laboratory plant and equipment	–	5 years

(E) PLANT AND EQUIPMENT IMPAIRMENT

Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal
Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(F) RESEARCH AND DEVELOPMENT COSTS

Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available-for-use or sale. No development expenditure has been carried forward.

(G) INVESTMENTS AND OTHER FINANCIAL ASSETS

Available-for-sale investments
After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(H) IMPAIRMENT OF INVESTMENTS AND OTHER FINANCIAL ASSETS

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its costs and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

(I) CASH AND CASH EQUIVALENTS

Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

(J) EMPLOYEE LEAVE BENEFITS

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date and pro–rata long service leave for employees with over seven years of service, are recognised in current liabilities provisions in respect of employees' services up to the reporting date. Wages, salaries, annual leave and long service leave are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for pro-rata long service leave for employees with less than seven years of service are recognised in non–current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(K) OPERATING LEASES

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight–line basis over the lease term.

(L) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short–term nature of these receivables they equate to face value.

(M) GOVERNMENT GRANTS

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with.

(N) TRADE AND OTHER PAYABLES

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services. The amounts are unsecured and are normally settled on 30–day terms.

(O) INCOME TAX

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry–forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry–forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(P) GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(Q) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after–tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non–dilutive and therefore not included in the diluted earnings per share calculation.

(R) CONTRIBUTED EQUITY

Ordinary shares are classified as equity and recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(S) FINANCIAL INSTRUMENTS INCLUDED IN EQUITY

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(T) FOREIGN CURRENCY TRANSLATION

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(U) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

	30 June 2007 $	30 June 2006 $
4 REVENUES AND EXPENSES		
(A) REVENUE		
Finance revenue	1,373,946	1,080,916
Details of finance revenue:		
Term deposit interest	1,325,330	1,030,173
Grant account interest	8,345	9,792
Bank account interest	40,271	40,951
	1,373,946	1,080,916
(B) GOVERNMENT GRANT INCOME		
Government grants	53,786	208,625

An Export Market Development Grant of $62,144 has been received from the government. There are no unfulfilled conditions or contingencies attaching to this grant. Also, the sum of $8,358 was repaid to the government relating to the Commercial Ready Grant funding of $208,625 received in the previous year. The Company did not benefit directly from any other forms of government assistance.

	Note	30 June 2007 $	30 June 2006 $
4 REVENUES AND EXPENSES CONTINUED...			
(C) PROJECT EXPENSE			
(1) Preclinical expense			
(i) ACV1 – Neuropathic Pain		(115,499)	(154,431)
(ii) AOD9604 – Obesity		(715,126)	(213,305)
(iii) Other projects		(467,195)	(167,807)
		(1,297,820)	(535,543)
(2) Clinical Trials expense			
(i) ACV1 – Neuropathic Pain		(1,518,090)	(674,245)
(ii) AOD9604 – Obesity		(3,123,505)	(3,829,140)
(iii) Other projects		(28,560)	-
		(4,670,155)	(4,503,385)
(3) Formulation & Manufacture expense			
(i) ACV1 – Neuropathic Pain		(962,422)	(304,988)
(ii) AOD9604 – Obesity		(122,565)	(694,182)
(iii) Other projects		(204,573)	(30,272)
		(1,289,560)	(1,029,442)
(4) Miscellaneous project expense			
(i) ACV1 – Neuropathic Pain		(775,645)	(560,772)
(ii) AOD9604 – Obesity		(496,308)	(646,995)
(iii) Other projects		(101,225)	(23,287)
		(1,373,178)	(1,231,054)
Total project expense			
(i) ACV1 – Neuropathic Pain		**(3,371,656)**	**(1,694,436)**
(ii) AOD9604 – Obesity		**(4,457,504)**	**(5,383,622)**
(iii) Other projects		**(801,553)**	**(221,366)**
		(8,630,713)	**(7,299,424)**
(D) EMPLOYEE BENEFITS EXPENSE			
Wages and salaries		(3,189,123)	(2,714,764)
Superannuation		(199,586)	(239,071)
Share–based payment expense	12B	(593,390)	(282,384)
Directors' fees		(168,395)	(152,860)
Long service leave provision	14(B) & (C)	(35,664)	(59,532)
Annual leave provision	14(A)	(7,802)	15,771
		(4,193,960)	(3,432,840)
(E) DEPRECIATION AND AMORTISATION EXPENSE			
Depreciation – office equipment		(61,777)	(55,813)
Depreciation – laboratory equipment		(236,581)	(230,504)
		(298,358)	(286,317)

	Note	30 June 2007 $	30 June 2006 $
(F) RENTAL EXPENSE RELATING TO OPERATING LEASES			
Minimum lease payments – Laboratory		(57,886)	(51,453)
Minimum lease payments – Administration		(80,000)	(80,000)
		(137,886)	(131,453)
(G) OTHER ADMINISTRATIVE AND OVERHEAD EXPENSES			
Listing fees		(44,612)	(47,433)
Insurances		(99,495)	(107,972)
Accounting and Audit Fees		(56,132)	(45,500)
Investor Relations & Share Registry expenses		(320,363)	(214,997)
Other		(815,902)	(765,517)
		(1,336,504)	(1,181,419)

5 INCOME TAX

(A) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE

Net Loss before income tax expense	(13,406,939)	(11,293,869)
Prima facie tax calculated at 30% (2006: 30%)	(4,022,082)	(3,388,161)
Tax effect of amounts which are not deductible:		
– Entertainment	3,273	713
– Share–based payments	178,017	84,715
Effect of tax concession for Research and Development	(1,191,350)	(719,059)
	(5,032,142)	(4,021,792)
Current year tax losses not brought to account	5,004,590	4,001,880
Current year temporary differences not brought to account	27,552	19,912
Income tax expense	–	–

(B) DEFERRED TAX ASSETS NOT BROUGHT TO ACCOUNT

Unused tax losses for which no deferred tax asset has been recognised	82,140,756	64,306,416
Deductible temporary differences – no deferred tax asset has been recognised	1,804,882	1,634,336
Prior year under/over accrual	–	884,124
	83,945,638	66,824,876
Potential tax benefit at 30%	25,183,692	20,047,463

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

	30 June 2007 $	30 June 2006 $

6 EARNINGS PER SHARE (EPS)

Basic EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic EPS:

- 30 June 2007 (4.57) cents per share
- 30 June 2006 (4.32) cents per share

Diluted EPS:

- 30 June 2007 (4.57) cents per share
- 30 June 2006 (4.32) cents per share

The following reflects the income and share data used in the calculation of basic and diluted EPS:

	30 June 2007 $	30 June 2006 $
Net loss used in calculating basic and diluted EPS	($13,406,939)	($11,293,869)
Weighted average number of ordinary shares on issue used in the calculation of basic EPS	293,141,502	261,299,794
Effect of dilutive securities:		
Share options	–	–
Performance rights	1,644,340	459,334
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted EPS	8,250,888	11,933,628

As the Company has incurred a net loss for the years ending 30 June 2007 and 30 June 2006, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted EPS calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in Note 15.

	30 June 2007 $	30 June 2006 $

7 CASH AND CASH EQUIVALENTS

RECONCILIATION OF CASH AT THE END OF THE YEAR

Cash at bank and in hand (i)	629,943	254,295
Short-term deposits (ii)	19,950,000	23,050,000
	20,579,943	23,304,295

(i) Cash at bank earns interest at floating rates based on daily bank deposit rates.

(ii) Short-term deposits mature within 27 and 91 days and have interest rates between 5.7% and 6.5% (2006: short-term deposit rates between 5.0% and 6.0%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short-term deposits as listed above. The Company has no borrowings.

RECONCILIATION OF NET LOSS AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

Net Loss attributable to members	(13,406,939)	(11,293,869)
Adjustments for non-cash items:		
Depreciation	298,358	286,317
Share-based payment expense	593,390	282,384
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	19,986	(20,353)
(Increase)/decrease in prepayments	(56,342)	30,262
(Increase)/decrease in other assets	81,646	(173,277)
Increase/(decrease) in payables	(998,134)	735,631
Increase/(decrease) in employee provisions	43,466	43,761
Net cash outflows from operating activities	(13,424,569)	(10,109,144)

DISCLOSURE OF FINANCING ACTIVITIES

The net proceeds from issue of shares and consideration paid on issue and exercise of employee options during the year ended 30 June 2007 was $10,836,967:

	$	No. of shares Issued
Private Placement of ordinary shares to institutional and professional investors	10,500,000	14,583,333
Options converting to ordinary shares (MBPAW)	704,869	1,281,581
Performance Rights converting to ordinary shares (MBPAA)	–	99,064
Performance Rights converting to ordinary shares (MBPAB)	–	166,680
Total Proceeds/Total shares issued during the year	11,204,869	16,130,658
Capital raising costs recognised as a reduction to equity	(367,902)	–
Net cash inflows from financing activities/Shares issued	10,836,967	16,130,658

	30 June 2007 $	30 June 2006 $
8 RECEIVABLES (CURRENT)		
Interest receivable	75,234	95,220
GST recoverable	165,211	246,857
	240,445	342,077
9 OTHER CURRENT ASSETS		
Security deposits	12,141	12,141
10 AVAILABLE-FOR-SALE FINANCIAL ASSET		
At beginning of year	487,500	500,000
Adjustment on adoption of AASB139 on 1 July 2005	-	62,500
Net unrealised gain/(loss)	-	(75,000)
Balance at end of year	487,500	487,500

The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005.

Available-for-sale investments consist of investments in ordinary shares and therefore have no fixed maturity date.

11 PLANT AND EQUIPMENT

OFFICE EQUIPMENT

	30 June 2007 $	30 June 2006 $
(i) Cost		
Opening balance	335,259	285,813
Additions	71,531	49,446
Disposals	(7,415)	-
Closing balance	399,375	335,259
(ii) Accumulated Depreciation		
Opening balance	(205,965)	(150,152)
Depreciation for the year	(56,047)	(55,813)
Closing balance	(262,012)	(205,965)
Net Book Value – Office Equipment	137,363	129,294

	30 June 2007 $	30 June 2006 $
LABORATORY PLANT AND EQUIPMENT		
(i) Cost		
Opening balance	1,232,363	1,111,031
Additions	66,904	121,332
Closing balance	1,299,267	1,232,363
(ii)Accumulated Depreciation		
Opening balance	(648,201)	(417,697)
Depreciation for the year	(236,581)	(230,504)
Closing balance	(884,782)	(648,201)
Net Book Value – Laboratory Plant and Equipment	414,485	584,162
Net Book Value – Plant and Equipment	551,848	713,456

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The expense recognised in the Income Statement in relation to share-based payments is disclosed in note 4(D) and 12B.

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on ASX Limited (ASX). Application will be made to list the shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(i) EMPLOYEE SHARE OPTION PLAN CONTINUED...

The following table lists the inputs to the model for options granted:

	Date Options Granted					
	1 Feb 2006	1 Nov 2005	23 Dec 2003	22 Nov 2002	14 Dec 2001	11 Dec 2000
Binomial Option Pricing						
Model Variables						
Exercise price	$1.50	$1.00	$1.00	$0.90	$0.90	$0.80
Risk-free interest rate	5.30%	5.39%	5.56%	5.22%	5.33%	5.40%
Volatility	56.40%	56.52%	35.00%	35.00%	35.00%	35.00%
Expiry date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007	14 Nov 2006	11 Nov 2005
Dividend yield	–	–	–	–	–	–
Average fair value per option (cents)	10.95	21.30	26.00	16.00	18.00	7.80

Options granted during the year ended 30 June 2007

There were no options granted during the current year.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options over Ordinary Shares (No. of Options) at 30 June 2007

Date of Issue ASX Code (unlisted options)	1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year	1,000,000	500,000	479,900	150,000	150,000	249,900	2,529,800
Issued during the year	–	–	–	–	–	–	–
Exercised during the year	–	–	–	–	–	–	–
Cancelled/Forfeited during the period	–	–	–	–	–	(249,900)	(249,900)
On issue at balance date	1,000,000	500,000	479,900	150,000	150,000	–	2,279,900
Issued subsequent to balance date	–	–	–	–	–	–	–
Exercised subsequent to balance date	–	–	–	–	–	–	–
Cancelled subsequent to balance date	–	–	–	–	–	–	–
On issue at date of Directors' Report	1,000,000	500,000	479,900	150,000	150,000	–	2,279,900
Current number of recipients	1	1	5	2	1	1	
Exercise price	$1.50	$1.00	$1.00	90¢	90¢	90¢	
Exercise period: From	01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	14/12/02	
To	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	

The following proportions vest from the dates shown:		1/02/06	1/11/05	23/12/03	17/01/03	22/11/02	14/12/01
	35%	01/02/06					
	35%	01/02/07					
	30%	01/02/08					
	20%			23/12/04	17/01/04	22/11/03	14/12/02
	20%			23/12/05	17/01/05	22/11/04	14/12/03
	30%			23/12/06	17/01/06	22/11/05	14/12/04
	30%			23/12/07	17/01/07	22/11/06	14/12/05
	100%		01/11/05				

(b) Information relating to Options exercised by employees during the year ended 30 June 2007

There were no options exercised by employees of the Company during the year ended 30 June 2007.

(c) Employee Options over Ordinary Shares (No. of Options) at 30 June 2006

Date of Issue ASX Code (unlisted options)		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	Total
On issue at beginning of the year		–	–	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	2,704,569
Issued during the year		1,000,000	500,000	–	–	–	–	–	–	–	1,500,000
Exercised during the year (d)		–	–	–	(484,615)	–	–	–	–	–	(484,615)
Cancelled/Forfeited during the period		–	–	(100,000)	(646,154)	(114,000)	–	–	(80,000)	(250,000)	(1,190,154)
On issue at balance date		1,000,000	500,000	479,900	–	150,000	150,000	249,900	–	–	2,529,800
Issued subsequent to balance date		–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date		–	–	–	–	–	–	–	–	–	–
Cancelled subsequent to balance date		–	–	–	–	–	–	–	–	–	–
On issue at date of Directors' Report		1,000,000	500,000	479,900	–	150,000	150,000	249,900	–	–	2,529,800
Current number of recipients		1	1	5	–	2	2	1	–	–	
Exercise price		$1.50	$1.00	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	
Exercise period: From		01/02/06	01/11/05	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
To		01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
Expiration date		01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
The following proportions vest from the dates shown:	35%	01/02/06									
	35%	01/02/07									
	30%	01/02/08									
	20%			23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
	20%			23/12/05		17/01/05	22/11/04	14/12/03	25/05/03	11/12/02	
	30%			23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03	
	30%			23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04	
	100%		01/11/05		23/07/03						

(d) Information relating to Options exercised by employees during the year ended 30 June 2006

		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ
Number of shares issued										
Issue date:	31/07/05	–	–	–	484,615	–	–	–	–	–
Exercise Price paid by Employees										
Issue date:	31/07/05	–	–	–	$266,538	–	–	–	–	–
Value of shares issued										
Issue date:	31/07/05	–	–	–	$324,692	–	–	–	–	–

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme for employees, in the form of the Metabolic Performance Rights Plan ("Plan"). The purpose of the Plan is to provide employees with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Plan, an invited eligible employee is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

Performance rights will not be listed on ASX Limited (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Performance rights are subject to the following performance conditions:

- One-third of the performance rights granted are subject to share price performance and continued service.
- One-third of the performance rights granted are subject to corporate goals and continued service.
- One-third of the performance rights granted are subject to continued service alone.

The fair value of performance rights issued under the Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Bionomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

The assumptions used to obtain a fair value for performance rights are listed in the following table:

	Date Performance Rights Granted	
	17 Nov 2006	20 Dec 2005
Pricing Model Variables		
Exercise price	Nil	Nil
Risk-free interest rate	5.94%	5.73%
Share Price at date of grant	$0.705	$0.46
Volatility/Standard Deviation	59.97%	56.40%
Expiry date	1 Sep 2011	1 Sep 2010
Dividend yield	–	–
Average fair value per performance right	$0.70	$0.40

Performance Rights granted during the year ended 30 June 2007

During the current year the Company issued 1,527,096 performance rights, granted on 17 November 2006, using the assumptions shown in the table above. The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date.

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2007

Date of Issue ASX Code (unlisted options)		17/11/06 MBPAB	20/12/05 MBPAA	TOTAL
On issue at beginning of the year		–	873,213	873,213
Issued during the year		1,527,096	–	1,527,096
Exercised during the year (b)		(166,680)	(99,064)	(265,744)
Expired unexercised		–	–	–
Forfeited /Cancelled		(138,060)	(153,221)	(291,281)
On issue at balance date		1,222,356	620,928	1,843,284
Issued subsequent to balance date		–	–	–
Exercised subsequent to balance date		–	–	–
Cancelled subsequent to balance date		–	–	–
On issue at date of the Directors' Report		1,222,356	620,928	1,843,284
Current number of recipients		20	18	
Exercise price		$0.00	$0.00	
Exercise period: From		01/09/07	01/09/06	
To		01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(b) Information relating to Performance Rights exercised by employees during the year ended 30 June 2007

		17/11/06 MBPAB	20/12/05 MBPAA
Number of shares issued			
Issue date:	13/12/06		48,729
	26/01/07		3,918
	10/04/07	166,680	45,046
	24/05/07		1,371
Value of shares issued			
Issue date:	13/12/06		$36,790
	26/01/07		$4,114
	10/04/07	$21,668	$5,856
	24/05/07		$206

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN CONTINUED...

(c) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) at 30 June 2006

Date of Issue ASX Code (unlisted options)			20/12/05 MBPAA
On issue at beginning of the year			-
Issued during the year			873,213
Exercised during the year			-
Expired unexercised			-
Forfeited /Cancelled			-
On issue at balance date			873,213
Issued subsequent to balance date			-
Exercised subsequent to balance date			-
Cancelled subsequent to balance date			-
On issue at date of the Directors' Report			873,213
Current number of recipients			21
Exercise price			$0.00
Exercise period:	From		01/09/06
	To		01/09/10
Expiration date			01/09/10
Vesting Proportions:		25%	01/09/06
		25%	01/09/07
		25%	01/09/08
		25%	01/09/09

(d) Information relating to Performance Rights exercised by employees during the year ended 30 June 2006

There were no Performance Rights exercised by employees of the Company during the year ended 30 June 2006.

B. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2007 $	30 June 2006 $
Options issued under Employee Option Plan	(60,568)	(184,646)
Performance Rights issued under Performance Rights Plan	(532,822)	(97,738)
	(593,390)	(282,384)

13 TRADE AND OTHER PAYABLES (CURRENT)

	30 June 2007 $	30 June 2006 $
Trade Payables (i)	949,727	1,947,861

(i) Trade payables are non-interest bearing and are normally settled on 30-day terms.

14 PROVISIONS (CURRENT & NON-CURRENT)

	30 June 2007 $	30 June 2006 $
(A) CURRENT – ANNUAL LEAVE		
Annual leave at beginning of year	141,775	157,546
Increase/(Decrease) in provision during the year	7,802	(15,771)
Annual leave at end of year	149,577	141,775
(B) CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	59,257	–
Additional provision during the year	14,439	59,257
Long service leave at end of year	73,696	59,257
	223,273	201,032
(C) NON-CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	34,994	34,719
Additional provision during the year	21,225	275
Long service leave at end of year	56,219	34,994

The number of full-time equivalents employed at 30 June 2007 was 17 (2006: 24).

15 CONTRIBUTED EQUITY AND RESERVES

(A) MOVEMENT IN CONTRIBUTED EQUITY FOR THE YEAR

Contributed equity at beginning of year	78,244,479	61,777,978
Proceeds from shares issued during the year (note 7)	11,204,869	17,253,726
Capital raising costs recognised in equity	(367,902)	(787,225)
Contributed equity at end of year	89,081,446	78,244,479

	Number of Shares	
On issue at start of year	284,565,483	247,297,153
Shares issued during the year	14,583,333	36,783,715
Options converting to ordinary shares	1,281,581	484,615
Performance Rights converting to ordinary shares	265,744	–
On issue at end of year	300,696,141	284,565,483

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Securities issued or granted during the year ended 30 June 2007:

Ordinary Fully Paid Shares:

- On 15 December 2006, 14,583,333 shares were issued at $0.72 per share pursuant to a Private Placement to existing institutional shareholders and sophisticated investors in Australia.
- Between 13 December 2006 and 24 May 2007, 99,064 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAA).
- On 10 April 2007, 166,680 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAB).
- Between 30 November 2006 and 11 January 2007, 1,281,581 shares were issued at $0.55 per share on the exercise of unquoted options (ASX Code: MBPAW).

Performance Rights:

- On 17 November 2006, 1,527,096 performance rights were issued to employees pursuant to the Metabolic Performance Rights Plan. These rights have an expiry date of 1 September 2011 (ASX Code: MBPAB).

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

OPTIONS AND PERFORMANCE RIGHTS OVER ORDINARY SHARES

Date of Issue ASX Code (unquoted)		17/11/06 MBPAB (Rights)	20/12/05 MBPAA (Rights)	24/03/06 MBPAW	24/03/06 MBPAY	1/02/06 MBPAQ	1/11/05 MBPAQ	01/03/04 MBPAU	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		-	873,213	6,410,976	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	249,900	11,576,072
Issued during the year		1,527,096	-	-	-	-	-	-	-	-	-	-	1,527,096
Exercised during the year		(166,680)	(99,064)	(1,281,581)	-	-	-	-	-	-	-	-	(1,547,325)
Expired unexercised		-	-	(5,129,395)	-	-	-	-	-	-	-	(249,900)	(5,379,295)
Forfeited Options/Cancelled Rights		(138,060)	(153,221)	-	-	-	-	-	-	-	-	-	(291,281)
On issue at balance date		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Cancelled subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
On issue at date of Directors' Report		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Current number of recipients		20	18	-	2	1	1	4	5	2	1	1	
Exercise price		$0.00	$0.00	$0.55	$0.90	$1.50	$1.00	$1.25	$1.00	90¢	90¢	90¢	
Exercise period: From		01/09/07	01/09/06	24/03/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions	20%								23/12/04	17/01/04	22/11/03	14/12/02	
vest from the dates shown:	20%								23/12/05	17/01/05	22/11/04	14/12/03	
	25%	01/09/07	01/09/06										
	25%	01/09/08	01/09/07										
	25%	01/09/09	01/09/08										
	25%	01/09/10	01/09/09										
	35%					01/02/06							
	35%					01/02/07							
	30%					01/02/08			23/12/06	17/01/06	22/11/05	14/12/04	
	30%								23/12/07	17/01/07	22/11/06	14/12/05	
	100%			24/03/06	24/03/06		01/11/05	01/03/04					

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

	30 June 2007 $	30 June 2006 $
(B) OPTIONS/PERFORMANCE RIGHTS RESERVE		
Balance at beginning of period	872,073	549,331
Share-based payments	593,390	322,740
Consideration paid on grant of employee options	–	2
Balance at end of period (i)	1,465,463	872,073

(i) Represents the nominal consideration paid for subscriber or employee options and the fair value of options and performance rights.

(C) ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(56,339,438)	(45,045,569)
Net loss attributable to members	(13,406,939)	(11,293,869)
Retained profits/(losses) at the end of the financial year	(69,746,377)	(56,339,438)

16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments are cash and short-term deposits. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Details of the significant accounting policies and methods adopted in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Credit risk

There are no significant concentrations of credit risk within the Company.
The Company trades only with recognised, creditworthy third parties.

17 FINANCIAL INSTRUMENTS

Fair values

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.
Market values have been used to determine the fair value of listed available-for-sale financial assets.

18 COMMITMENTS AND CONTINGENCIES

(A) OPERATING LEASE COMMITMENTS – COMPANY AS LESSEE

The Company has entered into commercial office and laboratory leases. These leases have a lease term of one to three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

Not later than one year	129,326	165,282
Later than one year and not later than five years	21,608	97,815
Later than five years	–	–
	150,934	263,097

18 COMMITMENTS AND CONTINGENCIES CONTINUED...

(B) OTHER EXPENDITURE COMMITMENTS

Commitments contracted for at reporting date but not recognised as liabilities are as follows:

	30 June 2007 $	30 June 2006 $
Not later than one year	1,145,923	1,619,562
Later than one year and not later than five years	–	153,572
Later than five years	–	–
	1,145,923	1,773,134

Contingencies

The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2007.
There has been no change since that date.

19 RELATED PARTY DISCLOSURES

Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (Note 22) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

20 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review of Operations section of the Directors' Report, subsequent to the Balance Sheet date, the Company announced:

- 6 July 2007 – Dr Evert Vos, a non-executive Director of the Company resigned.
- 14 August 2007 - the development of neuropathic pain drug, ACV1, has been discontinued. As a result of the discontinuance of the ACV1 neuropathic pain project significant staffing changes have been made to reflect the changed activities of the Company. The Company now has approximately 11 full-time equivalent staff including the laboratory. This event subsequent to the Balance Sheet date does not affect any figures contained in the Annual Financial Report.
- 28 August 2007 – Dr Arthur Emmett, a non-executive Director of the Company resigned.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

21 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young for:

An audit or review of the financial reports of the entity:		
– half and full-year audits	35,900	33,000
Other services in relation to the entity:		
– preparation of tax return and related services	8,060	2,000
– AIFRS Impact Assessment Report and AIFRS advice	5,000	8,000
– ACV1 Grant Audit	–	2,500
Total for entity auditors	48,960	45,500

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

22 KEY MANAGEMENT PERSONNEL DISCLOSURES

The Key Management Personnel compensation disclosures required by Paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 *Related Party Disclosures* are provided in the Remuneration Report in the Directors' Report, designated as audited.

(A) DETAILS OF KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year. The Key Management Personnel are:

(i) Directors

Mr Rob Stewart	Chairman (Non-Executive) – appointed 4 April 2007
Dr Arthur Emmett	Director (Non-Executive) – resigned 28 August 2007
Dr Roland Scollay	Director (Chief Executive Officer)
Dr Chris Belyea	Director (Chief Scientific Officer)
Mr Don Clarke	Director (Non-Executive) – appointed 12 April 2007
Dr Evert Vos	Director (Non-Executive) – resigned 6 July 2007
Mr Patrick Sutch	Director (Non-Executive) – resigned 4 April 2007
Ms Robyn Baker	Director (Non-Executive) – resigned 4 April 2007

(ii) Other Key Management Personnel

Dr Caroline Herd	Vice President – Clinical and Regulatory Affairs
Ms Belinda Shave	Company Secretary/Financial Controller
Mr Peter Dawson	Chief Financial Officer – ceased employment 1 April 2007

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL

(i) Option holdings of Key Management Personnel are listed in the following table:

		Balance at beginning of period	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Directors										
Dr Roland Scollay	2007	1,500,000	–	–	–	1,500,000	1,200,000	1,200,000	300,000	350,000
	2006	–	1,500,000	–	–	1,500,000	850,000	850,000	650,000	850,000
Dr Chris Belyea	2007	–	–	–	–	–	–	–	–	–
	2006	276,923	–	–	(276,923)	–	–	–	–	–
Dr Arthur Emmett	2007	–	–	–	–	–	–	–	–	–
	2006	92,308	–	–	(92,308)	–	–	–	–	–
Dr Evert Vos	2007	–	–	–	–	–	–	–	–	–
	2006	276,923	–	–	(276,923)	–	–	–	–	–
Other Key Management Personnel										
Ms Belinda Shave	2007	120,000	–	–	–	120,000	84,000	84,000	36,000	36,000
	2006	120,000	–	–	–	120,000	48,000	48,000	72,000	24,000
Dr Caroline Herd	2007	399,900	–	–	(249,900)	150,000	150,000	150,000	–	45,000
	2006	399,900	–	–	–	399,900	354,900	354,900	45,000	120,000
Total	2007	2,019,900	–	–	(249,900)	1,770,000	1,434,000	1,434,000	336,000	431,000
	2006	1,166,054	1,500,000	–	(646,154)	2,019,900	1,252,900	1,252,900	767,000	994,000

22 KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED...

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL CONTINUED...

(ii) Performance Rights holdings of Key Management Personnel are listed in the following table:

		Balance at beginning of period	Granted as Compen-sation	Performance Rights Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Directors										
Dr Roland Scollay	2007	253,668	418,608	-	(25,366)	646,910	35,937	35,937	610,973	35,937
	2006	-	253,668	-	-	253,668	-	-	-	-
Dr Chris Belyea	2007	115,211	190,104	-	(11,520)	293,795	16,324	16,324	277,471	16,324
	2006	-	115,211	-	-	115,211	-	-	-	-
Other Key Management Personnel										
Mr Peter Dawson[(a)]	2007	105,991	172,428	(226,741)	(51,678)	-	-	-	-	226,741
	2006	-	105,991	-	-	105,991	-	-	-	-
Ms Belinda Shave	2007	69,124	128,904	(9,793)	(6,912)	181,323	-	-	181,323	9,793
	2006	-	69,124	-	-	69,124	-	-	-	-
Dr Caroline Herd	2007	76,037	135,744	(10,774)	(7,604)	193,403	-	-	193,403	10,774
	2006	-	76,037	-	-	76,037	-	-	-	-
Total	2007	620,031	1,045,788	(247,308)	(103,080)	1,315,431	52,261	52,261	1,263,170	299,569
	2006	-	620,031	-	-	620,031	-	-	-	-

Note (a): Mr Peter Dawson ceased employment with the company on 1 April 2007

(C) SHAREHOLDINGS OF KEY MANAGEMENT PERSONNEL

Details of the movements in the number of ordinary shares in Metabolic Pharmaceuticals Limited held during the financial year by each Director and other Key Management Personnel, including their personally-related entities, are set out below:

Shares held in Metabolic Pharmaceuticals Limited

		Balance at beginning of period	Granted as Compensation	On Exercise of Options or Performance Rights	Net Change Other	Balance at end of period
Directors						
Dr Roland Scollay	2007	20,000	–	–	–	20,000
	2006	–	–	–	20,000	20,000
Dr Chris Belyea (a)	2007	464,077	–	–	–	464,077
	2006	464,077	–	–	–	464,077
Mr Rob Stewart (i)	2007	–	–	–	–	–
	2006	–	–	–	–	–
Dr Arthur Emmett (b) (ii)	2007	494,192	–	–	–	494,192
	2006	394,192	–	–	100,000	494,192
Mr Don Clarke (c) (iii)	2007	–	–	–	64,000	64,000
	2006	–	–	–	–	–
Dr Evert Vos (iv)	2007	283,077	–	–	–	283,077
	2006	283,077	–	–	–	283,077
Mr Patrick Sutch (v)	2007	15,000	–	–	(15,000)	–
	2006	–	–	–	15,000	15,000
Ms Robyn Baker (v)	2007	23,000	–	–	(23,000)	–
	2006	–	–	–	23,000	23,000
Other Key Management Personnel						
Mr Peter Dawson (vi)	2007	80,000	–	226,741	(306,741)	–
	2006	–	–	–	80,000	80,000
Ms Belinda Shave	2007	145,400	–	9,793	–	155,193
	2006	145,400	–	–	–	145,400
Dr Caroline Herd	2007	100	–	10,774	–	10,874
	2006	100	–	–	–	100
Total	2007	1,524,846	–	247,308	(280,741)	1,491,413
	2006	1,286,846	–	–	238,000	1,524,846

Notes (a), (b) and (c): Shares held indirectly at 30 June 2007: (a) 240,000, (b) 136,500 and (c) 64,000.
Note (i): Mr. Rob Stewart was appointed to the Board on 4 April 2007.
Note (ii): Dr Arthur Emmett resigned as a Director on 28th August 2007.
Note (iii): Mr. Don Clarke was appointed to the Board on 12 April 2007. Mr Clarke held 64,000 shares prior to becoming a director.
Note (iv): Dr. Evert Vos resigned as a Director on 6 July 2007.
Note (v): Mr Patrick Sutch and Ms Robyn Baker resigned as Directors on 4 April 2007. At the date of resignation Mr. Sutch held 15,000 shares and Ms. Baker held 23,000 shares.
Note (vi): Mr. Peter Dawson ceased employment with the company on 1 April 2007. At that date he held or was entitled to hold 306,741 shares.

(D) LOANS TO KEY MANAGEMENT PERSONNEL

No loans have been made to Directors of Metabolic or to any other Key Management Personnel, including their personally-related entities.

(E) OTHER TRANSACTIONS WITH DIRECTORS

During the year legal fees, including miscellaneous expenses, totalling $115,194 were paid or payable to the legal firm Minter Ellison of which Mr. Don Clarke, a Director of the Company, is a partner. These legal fees were charged at commercial rates.

ERNST & YOUNG

[illegible]

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF METABOLIC PHARMACEUTICALS LIMITED

We have audited the accompanying financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the year ended 30 June 2007.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 26 to 35 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENCE

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDITOR'S OPINION

In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with:
   (a) *the Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2007 and of its performance for the year ended on that date; and
      (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and
   (b) other mandatory financial reporting requirements in Australia.
2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.
3. the remuneration disclosures that are contained on pages 26 to 35 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner

Melbourne
29 August 2007

DISTRIBUTION AND DETAILS OF SHAREHOLDERS

The number of shareholders, by size of holding, of quoted Fully Paid Ordinary Shares, as at 13 September 2007 is:

Category	Fully Paid Ordinary Shares	
	No. of Holders	No. of Shares
1 – 1,000	865	628,413
1,001 – 5,000	2,421	7,312,545
5,001 – 10,000	1,334	11,060,180
10,001 – 100,000	2,345	75,816,714
100,001 – and over	307	205,878,289
Total	7,272	300,696,141
Number of shareholders with less than a marketable parcel of shares	3,964	12,535,472

NAMES OF THE 20 LARGEST SHAREHOLDERS

The names of the 20 largest shareholders of quoted Fully Paid Ordinary Shares and their respective holdings as at 13 September 2007 are:

Name of shareholding	No. of shares	% interest
Polychip Pharmaceuticals Pty Ltd	36,012,701	11.98
National Nominees Limited	17,835,504	5.93
ANZ Nominees Limited Cash Income A/C	14,877,928	4.95
Monash Investment Holdings Pty Ltd	9,607,520	3.20
Oceanfront Properties Pty Ltd	8,010,000	2.66
Peters Investments Pty Ltd	7,400,000	2.46
HSBC Custody Nominees (Australia) Limited - GSI ECSA	5,045,013	1.68
J P Morgan Nominees Australia Limited	4,863,789	1.62
Jalitech Pty Ltd Frank Man-Woon Ng A/C	4,000,000	1.33
Niako Investments Pty Ltd	3,887,237	1.29
Niako Investments Pty Ltd	2,400,594	0.80
Citicorp Nominees Pty Ltd Cwlth Bank OFF Super A/C	2,400,000	0.80
Citicorp Nominees Pty Limited	2,388,264	0.79
Oceanfront Properties Pty Ltd ISA LEI Super Fund A/C	2,000,000	0.67
Mr Brian Gordon Alfred Matthews	1,733,300	0.58
Schirm Private Equity LP	1,639,344	0.55
NEFCO Nominees Pty Ltd	1,500,000	0.50
Schirm Private Equity LP C/O Caledonian Trust (IOM) Ltd	1,314,197	0.44
Mr Urie Senko	1,211,426	0.40
Tartan Inn Pty Ltd	1,089,992	0.36
Total	129,216,809	42.99

UNQUOTED OPTIONS

Details of the number of unquoted options on issue and number of holders are as follows (not including options or rights that were issued or acquired under an employee incentive scheme):

ASX Code	Exercise price	Expiry date	No. of options	No. of holders
MBPAY	$0.90	24 September 2007	1,578,750	2
MBPAU	$1.25	1 March 2009	183,333	3

HOLDERS WITH 20 PERCENT OF MORE OF AN UNQUOTED CLASS OF OPTIONS ARE AS FOLLOWS:

MBPAY options	No. of options
HSBC Custody Nominees (Australia) Limited	1,184,063
Westpac Custodian Nominees Limited	394,687

MBPAU options	No. of options
Emerging Market Equity Research	100,000
Bruce Coleman	50,000

VOTING RIGHTS

Clauses 45 to 54 of the Company's Constitution stipulate the voting rights of members. In summary but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each share held by the member.

SUBSTANTIAL SHAREHOLDERS

The names of the substantial shareholders of Metabolic and their respective holdings are:

Name of Shareholding	No. of shares
Polychip Pharmaceuticals Pty Ltd	36,012,701
Acorn Capital Limited	23,836,926
Niako Investments Pty Ltd	17,281,781

QUOTATION OF THE COMPANY'S SHARES

ASX LIMITED

Metabolic has been granted official quotation for its shares on the ASX Limited (*ASX code: MBP*).

AMERICAN DEPOSITARY RECEIPTS

Metabolic has a level 1 American Depositary Receipts (ADR) programme (*OTC code: MBLPY*). An ADR is a stock which trades in the US but represents a specified number of shares in a foreign corporation. ADRs are bought and sold on American stock markets just like regular stocks, and are issued/sponsored in the US by a bank or brokerage firm. A Level 1 ADR is the most basic type of ADR and can be found on the over-the-counter market.

CORPORATE DIRECTORY

Company Name	Metabolic Pharmaceuticals Limited ("Metabolic")
ABN	96 083 866 862
Directors	Mr Rob Stewart (Chairman & Non-Executive Director) Dr Roland Scollay (Chief Executive Officer) Mr Don Clarke (Non-Executive Director)
Company Secretary	Ms Belinda Shave
Registered Office	Level 3, 509 St Kilda Road, Melbourne, Victoria 3004 T: +61 3 9860 5700 F: +61 3 9860 5777 E: info@metabolic.com.au
Share Registry	Computershare Investor Services Pty Ltd Yarra Falls 452 Johnston Street, Abbotsford, Victoria 3067 T: +1800 850 505
Auditors	Ernst & Young 8 Exhibition Street, Melbourne, Victoria 3000
Solicitors	Blake Dawson Waldron 101 Collins Street, Melbourne, Victoria 3000
Bankers	Australia and New Zealand Banking Group Limited Melbourne, Victoria 3000
Stock Exchange Listing(s)	Metabolic shares are quoted on the ASX Limited (ASX code: MBP). Metabolic securities are available in the US through a Level 1 American Depositary Receipts (ADR) programme (Over-The -Counter code: MBLPY).
Website	www.metabolic.com.au



metabolic

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862

Level 3, 509 St Kilda Road,
Melbourne, Victoria 3004, Australia

T: +61 3 9860 5700

F: +61 3 9860 5777

E: info@metabolic.com.au

www.metabolic.com.au

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	10:15:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Not applicable
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Not applicable
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Cancellation of 1,578,750 Unquoted Options (ASX Code: MBPAY) expired unexercised
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable

+ See chapter 19 for defined terms.

5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Not applicable
7	Dates of changes to the share register	25 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,696,141	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	620,928 1,222,356 2,279,900 183,333	MBPAA MBPAB MBPAQ MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now: Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 25 September, 2007

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

RECEIVED 2007 OCT 19 A 11:36 CORPORATE FINANCE

Form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Copy of financial statements and reports

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
Metabolic Pharmaceuticals Limited

~~ACN/ARBN/ARSN/PIN~~/ABN
96 083 866 862

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
Metabolic Pharmaceuticals Limited

Contact name/position description
Belinda Shave

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne Vic 3004

1 Reason for lodgement of statement and reports

Tick appropriate box

- [x] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme) (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins and ends

Financial year begins 01/07/06 [D D] [M M] [Y Y] to Financial year ends 30/06/07 [D D] [M M] [Y Y]

Date of annual general meeting (if applicable)

02/11/07 [D D] [M M] [Y Y]

2 Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate.

A What is the consolidated revenue of the large proprietary company and the entities that it controls?

[ ]

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

[ ]

C How many employees are employed by the large proprietary company and the entities that it controls?

[ ]

D How many members does the large proprietary company have?

[ ]

3 Auditor's report

Were the financial statements audited?

- [x] Yes
- [ ] No
  - If no, is there a class order exemption current for audit relief?
    - [ ] Yes
    - [ ] No

If yes, does the auditor's report (s308) for the financial year contain a statement of:

Reasons for the auditor not being satisfied as to the matters referred to in s307?

- [ ] Yes
- [x] No

Details of the deficiency, failure or shortcoming concerning any matter referred to in s307?

- [ ] Yes
- [x] No

4 Details of current auditor

Registered schemes must advise ASIC of the appointment of an auditor on a Form 5137 *Appointment of scheme auditor* within 14 days of the appointment of the auditor.

Auditor registration number *(for individual auditor or authorised audit company)*

[ ]

Family name [ ]

Given name [ ]

or

Company name

[ ]

ACN/ABN

[ ]

or

Firm name (if applicable)

Ernst + Young

4 Continued... **Details of current auditor**

Office, unit, level

Street number and Street name

8 Exhibition Street

Suburb/City

Melbourne

State/Territory

VIC

Postcode

3000

Country (if not Australia

Date of appointment

24/06/02
[D D] [M M] [Y Y]

5 Statements and reports to be attached to this form

Financial statements for the year (as per s295(2) and accounting standards)

Income statement for the year

Balance sheet as at the end of the year

Statement of cash flows for the year

Statement of changes in equity or statement of recognised income and expense for the year

If required by accounting standards - the consolidated income statement, balance sheet, statement of cash flows and statement of changes in equity/statement of recognised income and expense

Notes to financial statements (as per s295(3))

Disclosures required by the regulations

Notes required by the accounting standards

Any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per s295(4))

The directors' report for the year, including the auditor's independence declaration (as per s298 to s300A)

Auditor's report required under s308 and s314

Concise report (if any) (s314)

Signature

See Guide for details of signatory.

I certify that the attached documents marked (A) are a true copy of the annual reports required under s319.

Name

Belinda Shave

Signature

BShave

Capacity

☐ Director

☑ Company secretary

Date signed

28/09/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the Annual Financial Report in respect of the financial year ended 30 June, 2007.

BOARD OF DIRECTORS

The names and details of Directors and the Company Secretary during the year and until the date of this report are contained in this section. Directors were in office for the entire period unless otherwise stated.

MR ROB STEWART (APPOINTED IN APRIL 2007)

Non-executive Chairman, LLB (Hons), B.Com, MBA (Harvard)

Mr Rob Stewart is a company director and management consultant. Mr Stewart gained his Bachelor of Law degree (with Honours) and Commerce degree from the *University of Melbourne* in 1971 and 1972 respectively, and obtained an MBA from *Harvard University* in 1976. He is currently President of the Board of the *Baker Heart Research Institute*, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd and a non-executive Director of Mitchell Communication Group Limited (formerly emitch Limited) and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited.

Amongst other previous Board roles, he was also a non-executive Director of Memtec Ltd, a high technology filtration company, from 1988 until 1997. Memtec Ltd listed on the NASDAQ and then the New York Stock Exchange prior to being taken over by a US company in 1997. Mr Stewart was National Managing Partner of Minter Ellison, one of Australia's leading law firms, for 11 years, retiring in June 1999. He also spent five years with Pacific Dunlop from 1976 to 1981 in a variety of general management positions within the Footwear Group.

Mr Stewart brings to the Board a wealth of experience as a Director and Chairman of various publicly listed companies and extensive broad ranging commercial expertise.

Other listed directorships held during 1 July 2004 and 30 June 2007

Melbourne IT Limited (eight years); Meditech Research Limited (during 2005-2006); Mitchell Communication Group Limited (seven years); Forest Enterprises Australia Ltd (during 2000-2004); Uecomm Ltd (during 2000-2004).

DR ROLAND SCOLLAY

Chief Executive Officer, BSc, PhD, FAICD

Dr Roland Scollay was appointed Chief Executive Officer on 1 February 2005, having been a non-executive Director of the Company since November 2002. Dr Scollay gained his PhD in immunology in 1972 at the *John Curtin School of Medical Research* in Canberra. He then spent 24 years as a research scientist, including 13 years at the prestigious *Walter and Eliza Hall Institute* and eight years at institutions in the US and Europe, publishing more than 150 papers and articles. In the mid-nineties, he moved to the US and worked in two biotechnology companies (SyStemix and Genetic Therapy Inc) as Vice President of Research and in Novartis, a global pharmaceutical company, as a member of their global Research Management Board.

In 2000 Dr Scollay took a position as Chief Scientific Officer and subsequently President and Chief Executive Officer at Genteric, a San Francisco based, venture capital funded, start-up company. He then returned to Australia in 2002 to take a position at *Monash University* as Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences.



Mr Rob Stewart

Dr Roland Scollay

Dr Scollay brings to the Board a strong scientific background and a keen understanding of the commercial drug development process, including insight into the workings of large pharmaceutical companies. He also has extensive experience and training in the management and governance of small companies, and in business and finance. Dr Scollay is a Graduate and Fellow of the *Australian Institute of Company Directors.*

Other listed directorships held during 1 July 2004 and 30 June 2007

Nil.

DR CHRIS BELYEA

Chief Scientific Officer and Executive Director, BSc(Hons), PhD, FIPAA

Dr Chris Belyea has been in the role of Chief Scientific Officer since February 2005. He received his PhD in physics from the *University of Melbourne* and from 1991 was a Patent Attorney with Griffith Hack. In 1996 Dr Belyea joined Circadian Technologies Limited as Licensing and Projects Manager and in 1998 he became the founding CEO and Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX Limited in 2001.

Dr Belyea brings to the Board the corporate memory of Metabolic, strong scientific and patent skills, and extensive experience in the creative management and growth of public biotechnology companies. His responsibilities include overseeing programmes to increase the scientific understanding of the Company's projects as well as identifying and selecting new research and development opportunities to expand the Company's pipeline.

Other listed directorships held during 1 July 2004 and 30 June 2007

Antisense Therapeutics Limited (seven years).

MR DON CLARKE (APPOINTED IN APRIL 2007)

Non-executive Director, LLB (Hons)

Mr Don Clarke has been a partner with the law firm Minter Ellison since 1988, after having joined the firm in 1980. Mr Clarke gained his Bachelor of Law degree (with Honours) from the *University of Melbourne* in 1976. His principal areas of practice include capital raisings, corporate restructures, business acquisitions and funding for business expansions and new ventures. In 2005, Mr Clarke was appointed a non-executive Director of Circadian Technologies Limited and is currently the Chairman of their Remuneration Committee.

Mr Clarke brings to the Board extensive industry experience and legal expertise.

Other listed directorships held during 1 July 2004 and 30 June 2007

Circadian Technologies Limited (two years).

DR ARTHUR EMMETT (RESIGNED IN AUGUST 2007)

Non-executive Director, MB BS

Dr Arthur Emmett has an extensive medical background, as well as substantial experience in drug development, the management of global pharmaceutical companies and as a non-executive Director of biotechnology companies. Dr Emmett served as non-executive Chairman of Metabolic from 1 November 1998 to 4 April 2007 and continued serving on the Board as a non-executive Director until 28 August 2007. Dr Emmett was also a Director of Proteome Systems Limited during 2005 to 2007.



Dr Chris Belyea

Mr Don Clarke

DR EVERT VOS (RESIGNED IN JULY 2007)

Non-executive Director, BSc(Hons), BMedSc, PhD, MD

Dr Evert Vos has an extensive background in the pharmaceutical industry, including experience in clinical development, and as a professor and research physician. Dr Vos served as a non-executive Director of Metabolic from 1 November 1998 to 6 July 2007.

MR PATRICK SUTCH (RESIGNED IN APRIL 2007)

Non-executive Director

Mr Patrick Sutch has extensive international banking experience including previous management roles within Hong Kong and Shanghai Banking Corporation (now HSBC) and NASDAQ International Limited. Mr Sutch served as a non-executive Director of Metabolic from 7 May 2004 to 4 April 2007.

MS ROBYN BAKER (RESIGNED IN APRIL 2007)

Non-executive Director, LLB (Hons), BA, GCertMgt, GDipAppFin

Ms Robyn Baker is a Partner in the Corporate Practice Group of the Melbourne office of Clayton Utz and has experience in life sciences and commercial law. Ms Baker served as a non-executive Director of Metabolic from 31 October 2005 to 4 April 2007.

MS BELINDA SHAVE

Company Secretary / Financial Controller

Ms Belinda Shave worked for several years as a legal executive before entering the pharmaceutical research and development field, where, over the past 19 years, she has gained considerable experience in the areas of financial management and compliance matters. Ms Shave was initially employed by Circadian Technologies Limited, a substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was appointed Company Secretary. Ms Shave is an affiliate member of *Chartered Secretaries Australia.*

EXECUTIVE MANAGEMENT

The profile of each Executive and their respective key responsibility areas:

DR ROLAND SCOLLAY

Chief Executive Officer, BSc, PhD, FAICD

Refer to the Board of Directors section in this Directors' Report.

DR CHRIS BELYEA

Chief Scientific Officer and Executive Director BSc(Hons), PhD, FIPAA

Refer to the Board of Directors section in this Directors' Report.

MS BELINDA SHAVE

Company Secretary / Financial Controller

Refer to the Board of Directors section in this Directors' Report.

DR CAROLINE HERD

Vice President - Clinical & Regulatory Affairs, BSc, PhD

Dr Caroline Herd returned to Australia in November 2001, after working in the UK for 12 years, to join Metabolic as Associate Director - Drug Development in November 2001 and subsequently as Vice President - Clinical & Regulatory Affairs. Dr Herd received her PhD in pharmacology from the *University of Adelaide* in 1990. Her doctoral studies included both clinical and preclinical research conducted at the Royal Adelaide Hospital and at Sandoz AG, Basel, respectively. Her post-doctoral studies were conducted in the Department of Pharmacology, *Kings College London*, in the areas of thrombosis and respiratory disease. During this time she was involved in collaborations with numerous research institutions, including the *Pasteur Institute*, Paris and the *University of Perugia*, Italy.



Ms Belinda Shave



Dr Caroline Herd

In 1998 Dr Herd joined AstraZeneca (formerly Astra Pharmaceuticals) in Loughborough, UK, where she was involved in the clinical development of new drugs. Dr Herd is experienced in a range of therapeutic areas gained both within academia and industry. She is the author of over 25 papers, book chapters and review articles.

Dr Herd is responsible for the management of Metabolic's clinical programmes.

MR PETER DAWSON (UNTIL APRIL 2007)

Chief Financial Officer, B.Bus, FCA

Mr Peter Dawson has an extensive Australian and international commercial finance background. Mr Dawson was employed as Chief Financial Officer from 1 September 2005 to 1 April 2007.

PRINCIPAL ACTIVITIES

Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company is developing a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities. In addition, the Company has a number of other research projects, details of which are set out later in this Report.

EMPLOYEES & OPERATING MODEL

Metabolic currently employs a small number of corporate and laboratory staff. The Company's operating model is to make optimal use of outsourcing to expert contractors and consultants, to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, but concentrated mostly in Australia, North America and Europe. External contracts cover all aspects of the drug development process including toxicology, manufacturing, formulation, clinical trials and regulatory affairs.

The Metabolic Board oversees the strategic direction of the Company and has the benefit of high level drug development and commercial expertise.

LABORATORY

In tandem with outsourced activities, Metabolic's internal laboratory supports key aspects of preclinical and clinical development. The Company employs highly skilled scientists in the laboratory, which is a leased facility at the *Baker Heart Research Institute* in Melbourne, just a few hundred metres from the corporate offices.

The activities of the laboratory support the development of the Company's projects by enhancing the scientific understanding of the compounds in development, for example, in mechanism of action studies and in development of analytical methods. The laboratory houses the state of the art equipment required to undertake research programmes encompassing protein chemistry, analytical chemistry and cell biology. This has enabled Metabolic to conduct research in areas such as the mechanism of action of its lead drugs as well as research support for ongoing clinical trials, including stability bioassays and capsule/tablet release testing. This group has recently been significantly reduced in size following the discontinuance of the neuropathic pain project and will be refocussed to meet the current needs of the Company. Metabolic's scientists have been trained to comply with industry standards in relevant aspects of occupational health and safety and radiation safety. Metabolic's laboratory is a certified Physical Containment Level 2 (PC2) facility.



REVIEW OF OPERATIONS

OBESITY PROJECT DISCONTINUED

Results from the Phase 2B OPTIONS Study did not support the commercial viability of AOD9604 as a treatment for obesity

On 21 February 2007, Metabolic announced that the Phase 2B trial results for its drug, *AOD9604*, did not support the commercial viability of the drug as a treatment for obesity. As a result this programme has been discontinued.

Metabolic has compiled a list of answers to the most frequently asked questions (FAQs) regarding the trial results. These FAQs are available from Metabolic's website www.metabolic.com.au in the Our Business section under Historical Information.

Results of the Phase 2B OPTIONS Study

Weight loss across the *OPTIONS Study* population was less than expected and did not reach statistical significance. After allowing for the effects of the diet and exercise programme, weight loss was less than 1 kg in all dose groups, at both the 12 and 24 week time points.

The Phase 2B *OPTIONS Study* included a diet and exercise programme. For an obesity drug to be marketed to the broadest target population the *Food & Drug Administration* (FDA) guidelines require obesity trials to include 'life style change' which is generally taken to mean a diet and exercise programme. In the *OPTIONS Study*, there were high levels of weight loss seen in the placebo group (diet and exercise but no drug) as well as in the *AOD9604* treated groups.

Safety and tolerability of *AOD9604* was excellent in this clinical trial, as observed in previous studies. The safety data are particularly valuable as Metabolic is currently investigating *AOD9604* for its potential use in osteoporosis (further information is included in this Review of Operations).



NEUROPATHIC PAIN PROJECT DISCONTINUED

The development of ACV1 has been discontinued based on new data

A key element in the clinical development and commercialisation of a drug with a novel mode of action is to understand how the drug works in the body, and in particular, which biochemical target the drug acts upon. In November 2006, a group of leading academic researchers, working independently in the US, identified the particular molecule in rodents that *ACV1* potently blocks, the α9α10 nicotinic acetylcholine receptor (nAChR). This independent research was published in the *Proceedings of the National Academy of Sciences of the US*, Vincler et al, (2006) *PNAS* 103:17880-17884. Metabolic used this important information to commission further *in vitro* studies by the same US researchers to investigate the activity of *ACV1* on the human α9α10 nAChR. The Company undertook these studies with the objective of gaining accurate information about dose selection for use in future clinical trials.

On 14 August 2007, Metabolic announced the results of *in vitro* studies on the ability of *ACV1* to block the human α9α10 nAChR, the probable target of *ACV1*. While there is often similar activity of drug candidates across human and rodent receptors, the results indicated that *ACV1* is dramatically less able to block the human α9α10 nAChR than it is to block the equivalent rodent receptors. The lower ability of *ACV1* to block the human α9α10 nAChR means that much larger doses of *ACV1* than the dose used in previous clinical trials would be necessary to see effects in humans. Doses at the required level are unlikely to be feasible as the drug would be impractical to administer and the cost of goods would be too high. As a result, the Company determined that the *ACV1* clinical programme was no longer tenable and the project was discontinued.

This outcome is disappointing in light of the excellent progress made during the year, including commencement of the Phase 2A programme and successful completion of the first of two trials in neuropathic pain patients. In November 2006, the Company conducted an additional Phase 1 safety study to test higher doses of *ACV1* in healthy males, with no safety or tolerability issues reported.

Another milestone, achieved by Metabolic scientists, was the creation of an oral variant of *ACV1* which, in rodent studies, displayed apparent oral availability in excess of 30 percent, a clinically and commercially significant level.

Phase 2A trial in patients with sciatic neuropathic pain completed

In September 2006, Metabolic commenced its Phase 2A programme, involving two clinical trials. The results of the first trial exploring the effects of *ACV1* in patients with sciatic neuropathic pain indicated the drug had an acceptable safety and tolerability profile, but no evidence of efficacy was seen, compared to placebo. For the reasons stated above, this programme has been discontinued.



METABOLIC'S ORAL PEPTIDE DELIVERY PLATFORM

Metabolic's lead project is the development of a platform that may be used to create new versions of injectable peptide drugs so that they are effective when swallowed.

Platform profile

* *Oral Peptide Delivery Platform is based on an understanding of the structure of Metabolic's drug, AOD9604, which is inherently orally available*
* *Proof-of-concept established in rodent studies*
* *Broader applicability under investigation by Metabolic in ongoing animal studies*
* *Approximately 600-700 peptide drugs in development or on the market globally, with the majority of these peptides only effective if injected*
* *Global market for protein and peptide drugs was around US$57 billion in 2005*
* *Potential to generate multiple internal projects as well as a variety of licensing opportunities*

Progress during 2006-07

- Established proof-of-concept in rodent studies, with pain drug (*ACV1*) with apparent oral availability in excess of 30 percent, a clinically and commercially significant level
- Oral versions of other peptide drugs created, including insulin, and tested in rodents with encouraging results

The majority of peptide drugs are not effective when swallowed

Most peptide drugs must be injected as they do not effectively survive gastric or intestinal digestion when swallowed and/or are poorly absorbed. Peptides are a class of drugs which when swallowed are usually broken apart by digestive enzymes or acid in the stomach and intestines before they have a chance to be absorbed. Metabolic has developed a platform which has the potential to create new, oral versions of injectable peptide drugs with enhanced absorption.

There are approximately 600-700 peptide drugs on the market or in development and the estimated global sales value of protein and peptide drugs was around US$57 billion in 2005. A technology to create oral versions of any of these peptides would be of significant commercial value, particularly as some of these drugs are limited economically while they have to be injected.

Proof-of-concept established in Metabolic's pain drug

Metabolic used the *Oral Peptide Delivery Platform* to develop an oral variant of its now discontinued neuropathic pain drug, *ACV1*. In rodent studies, where the drug is quite effective, this oral variant demonstrated analgesic effects equal to those seen with the injected drug, with apparent oral availability in excess of 30 percent, a clinically and commercially significant level. Whilst the development for *ACV1* has since been discontinued, the creation of a functional oral variant of *ACV1* and results from subsequent rodent studies provided important proof-of-concept for the *Oral Peptide Delivery Platform*.

The next milestone is to explore oral availability of other modified peptide drugs in animals

Metabolic has used its *Oral Peptide Delivery Platform* to develop oral versions of other peptide drugs which are already on the market, including insulin. These new oral versions of existing peptides are being tested in separate rodent studies to explore the effectiveness of the platform and its applicability to other peptides. In addition, the Company will undertake research to better understand the processes underlying the transport of these modified peptides from the gastrointestinal tract to the target organs. Progress with the platform will be reported as further milestones are achieved.

REVIEW OF OPERATIONS CONTINUED...

The *Oral Peptide Delivery Platform* is a research project at the preclinical stage and no drug candidates are expected to be ready for clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner. This project is the key priority for Metabolic and accordingly the majority of Metabolic's research activities will be dedicated to developing this platform in the medium-term.

This platform is based on the structure of an inherently orally available peptide drug

The *Oral Peptide Delivery Platform* is based on an understanding of the structure of Metabolic's osteoporosis drug, *AOD9604*, a peptide drug which was found by Metabolic to be inherently orally available (could be swallowed). This understanding led to the design modification of other peptide drugs, including *ACV1* and insulin, with promising levels of oral availability achieved in rodent studies.

This platform has potential to generate multiple internal projects as well as a variety of licensing opportunities

If even a small proportion of peptide drugs could be redesigned to be orally available this could provide a significant number of business opportunities for Metabolic. This could also become an important source of new drugs for in-house development by the Company.

Metabolic will consider different business models to maximise the potential of this technology. The Company will assess the benefits of creating its own proprietary oral versions of drugs that are currently on the market; licensing the technology to other companies with patented drugs; or working collaboratively with other companies who own injectable peptide drugs.

Patents, publications and presentations

- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.
- Metabolic presented research on its *Oral Peptide Delivery Platform* at the 43rd Annual Meeting of the *Drug Information Association* in the US in June 2007.
- A more detailed description of the *Oral Peptide Delivery Platform*, including examples of the rodent data, is available at www.metabolic.com.au.



AOD9604 COULD PLAY AN IMPORTANT ROLE IN PREVENTING AND POSSIBLY TREATING OSTEOPOROSIS

Laboratory and rodent studies suggest that AOD9604 improves bone strength and quality

Drug profile

* *16 amino-acid, orally active peptide modelled on a fragment of the human Growth Hormone molecule*
* *The known biology of human Growth Hormone indicates direct effects on bone quality*
* *Excellent safety and tolerability profile seen in human clinical trials*
* *Laboratory studies show direct stimulatory effects of AOD9604 on bone strength and quality*
* *Two rodent studies indicate AOD9604 has effects in the prevention of osteoporosis*
* *Currently awaiting results of further rodent studies to enable a development plan*
* *Metabolic will not be funding further development and a partner will be sought to progress the project*
* *Global market for osteoporosis drugs is around US$7 billion a year*
* *Strong industry demand for a bone 'anabolic' (growth stimulator)*

Progress during 2006-07

- Commenced two rodent studies to determine the optimum dose for bone effects, and whether *AOD9604* is effective in the treatment of osteoporosis, as well as prevention, with results expected in late 2007

AOD9604 has shown beneficial effects on osteoporosis in rodent studies

In 2006, rodent studies demonstrated beneficial effects of *AOD9604* in the prevention of osteoporosis. These results are consistent with the known biology of human Growth Hormone. *AOD9604* is a 16-amino acid, orally active peptide modelled on one fragment of the human Growth Hormone molecule. Studies suggest that *AOD9604* retains the bone stimulating properties of human Growth Hormone, based on the tissue cell culture and rodent testing previously conducted. Several substantial rodent studies with *AOD9604* indicate that this drug may have a role in the prevention and possible treatment of osteoporosis, through direct action on osteoblasts, the cells which build new bone. Further rodent studies are currently in progress to assess the potential role of *AOD9604* in the treatment of osteoporosis, with results expected in late 2007.

Up until February 2007, *AOD9604* was being developed for the treatment of obesity in addition to osteoporosis. The development of *AOD9604* for obesity was discontinued due to the primary endpoint not being met in a Phase 2B trial (further information is featured in the Obesity section of this Review of Operations). The results of the obesity trial have no technical bearing on the development of *AOD9604* for osteoporosis. Metabolic benefits from the knowledge gained in previous obesity trials, particularly as the drug has been tested in almost 1,000 subjects with no safety or tolerability issues reported. Should the drug progress to human osteoporosis trials, Phase 1 safety studies may not be required.

REVIEW OF OPERATIONS CONTINUED...

The next milestone is to evaluate a clinical development plan conditional upon two pending rodent studies

Two rodent studies were commenced in 2006 and 2007 to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. Metabolic is awaiting the results of these studies, which are expected in late 2007. These results, together with previous animal data, and safety data from obesity trials, will be used to prepare a development plan for *AOD9604* for osteoporosis. Metabolic will seek to out-license further development of the drug and does not intend to continue development itself.

Patents applications for *AOD9604* for osteoporosis are pending

- Patent applications for *AOD9604* for the prevention and treatment of osteoporosis have been filed.
- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.

An ageing population will continue to increase the market for osteoporosis drugs

Osteoporosis is characterised by a reduction in the quantity and quality of bone by the loss of both bone mineral and protein content, leading to fractures after minimal trauma. As humans age, the levels of several hormones including estrogen, testosterone and growth hormone gradually decline, creating imbalances in a variety of metabolic functions. This decline in hormone levels contributes to weight gain and loss of bone quality observed in old age.

While osteoporosis is predominantly an older person's disease, it can occur at any age. According to *Osteoporosis Australia*, one in two women and one in three men over the age of 60 years will have a fracture due to osteoporosis. More than 30 million people over the age of 50 years have osteoporosis and the number is increasing as the population ages. The sales of osteoporosis drugs are currently valued at approximately US$7 billion a year.



METABOLIC'S OTHER RESEARCH PROJECTS

Collaboration with Neuren

In March 2005 Metabolic and Neuren Pharmaceuticals Limited (NZ) agreed to jointly develop *Neural Regeneration Peptides (NRPs)* which are a group of human derived peptides which appear to protect nerves from damage and help them recover. Company scientists are currently investigating whether a lead compound can be selected from this class of compounds for formal preclinical testing.

Type 2 diabetes

Metabolic has been investigating a peptide class named *ADD* which has shown activity in normalising blood glucose in type 2 diabetic rodents. Whilst the Company's research activities are focussed on the *Oral Peptide Delivery Platform* no significant resources will be allocated to this project.

Further information regarding Metabolic's research projects are available at www.metabolic.com.au in the Our Business section.

Patent position and papers published

- A jointly owned international patent application on the *NRP* class of compounds has been filed by Neuren Pharmaceuticals Limited.
- A patent for *ADD* has been granted in Australia and patent applications are pending in the US, Europe and Japan.
- For a comprehensive list of all patents visit www.metabolic.com.au and click on the Our Business section.
- The paper entitled '*Neural regeneration protein is a novel chemoattractive and neuronal survival promoting factor*' was published in *Experimental Cell Research* in July 2006.

STRATEGIC OVERVIEW

Metabolic's core goals continue to be:

- Carry out efficient research and development
- Achieve optimal growth
- Provide adequate resources

Carry out efficient research and development

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas, and the Company intends to continue using this operating model.

Achieve optimal growth

The Company's growth strategy is:

- To build the pipeline by acquiring preclinical and / or clinical stage projects;
- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities;
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme; and
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

The Company's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform* as efficiently as possible, and acquiring new projects through in-licensing arrangements, collaboration or M&A activities.

The *Oral Peptide Delivery Platform*, though in early development, could be an important value driver for the Company if it continues to deliver on its milestones. Proof-of-concept was achieved in rodent studies with peptide drugs, including *ACV1* and insulin. The key next steps include:

- Confirming results in higher species of animals;
- Learning how broadly it applies to other peptide drugs; and
- Gaining further understanding of how these modified peptides are transported in the body.

If successful, this platform could be used by other companies developing peptide drugs through licensing arrangements with Metabolic. As part of the Company's growth strategy, Metabolic may seek to license some of its modified peptides at an early development stage, to fund development of other Company projects.

Metabolic does not intend to develop the osteoporosis programme independently and will seek a partner to develop this project.

Provide adequate resources

With A$18 million in cash reserves as at 29 August 2007, Metabolic has sufficient funds to progress the *Oral Peptide Delivery Platform* through to the next stage of development, and also to fund activities associated with acquiring new projects. In the long-term the Company will require additional funding to continue progressing existing programmes and acquire new ones. Funding for biotechnology companies is usually achieved through a combination of license income and new equity. Metabolic's strategies also extend to ensuring the correct mix of human resources by finding the right balance of high quality staff and using optimal outsourcing. If Metabolic's growth strategies succeed and the Company's preclinical and clinical pipelines expand, it is likely that the Company will need to grow accordingly, including its staff component.

LIKELY DEVELOPMENTS

During the 2007-08 year, Metabolic expects to engage in the following activities:

- Continue research activities for the *Oral Peptide Delivery Platform* including studies with newly created oral versions of peptide drugs in a variety of animal models;
- Evaluate preclinical and clinical stage compounds that may be acquired through in-licensing arrangements, collaboration or M&A activity; and
- Report results from rodent studies investigating *AOD9604* for osteoporosis, prepare a clinical development plan and seek out-licensing opportunities.

In the opinion of the Directors it would prejudice the interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

FINANCIAL RESULTS & POSITION

The loss by the Company for the year ended 30 June 2007 after the provision for income tax of nil was A$13,406,939 (2006: A$11,293,869). This result has been achieved after fully expensing all research and development costs. Income for the period totalled A$1,432,098 (2006: A$1,289,719), including interest income of A$1,373,946 (2006: A$1,080,916), grant income of A$53,786 (2006: A$208,625) and sundry income of A$4,366 (2006: A$178).

Metabolic has no borrowings and has cash reserves as at 29 August 2007 amounting to A$18 million. These funds are sufficient to fund Metabolic's *Oral Peptide Delivery Platform* through the next stage of development and activities associated with acquiring new projects.

FUNDING ARRANGEMENTS

Capital Raisings

During the period under review capital raised included:

- A$10.5 million from the issue of 14.6 million ordinary fully paid shares at A$0.72 per share, through a Private Placement to domestic and offshore institutional, professional and sophisticated investors in December 2006; and
- A$704,870 from the exercise of 1,281,581 unquoted options with an exercise price of A$0.55 per share (note: these unquoted options were issued to participants in a Private Placement in March 2006).

For further details of these options refer to Note 15 of the Annual Financial Report.

AusIndustry Grant

During the period under review Metabolic received grant income amounting to A$53,786.

DIVIDENDS

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the current financial year. No cash dividends have been paid or declared by the Company since the beginning of the financial year.

EARNINGS PER SHARE

	Cents
Basic loss per share	(4.57)
Diluted loss per share	(4.57)

As the Company made a loss for the year ended 30 June 2007, potential ordinary shares, being options or performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.



BOARD MONITORING

The Board monitors the Company's overall performance, from its implementation of the mission statement and strategic plan through to the performance of the Company against operating plans and financial budgets. For further details regarding the Board and Committees refer to the Corporate Governance Statement in this Directors' Report.

Board and Committee Meetings

The number of meetings of the Board of Directors, Board Committees and Director attendance at those meetings during the year under review was:

	Full Board		Audit Committee		Remuneration Committee		Finance Committee	
Directors	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend
Total number of meetings held	11		4		5		2	
Mr Rob Stewart[1]	3	3	1	1	-	-	1	1
Dr Roland Scollay	11	11	-	-	5	5	2	2
Dr Chris Belyea	11	11	-	-	-	-	-	-
Dr Arthur Emmett[2]	11	11	4	4	5	5	2	2
Mr Don Clarke[1]	2	2	-	-	2	2	1	1
Dr Evert Vos[3]	11	11	3	3	-	-	-	-
Mr Patrick Sutch[4]	9	9	3	3	3	3	-	-
Ms Robyn Baker[4]	9	9	3	3	-	-	1	1

At the Board meeting held on 20 February 2007, the non-executive Directors met separately during part of that meeting.

Notes: [1] = Appointed in April 2007, [2] = Resigned in August 2007, [3] = Resigned in July 2007 [4] = Resigned in April 2007

DIRECTORS' SHAREHOLDINGS AND DECLARED INTERESTS

The Directors and Senior Managers of Metabolic collectively hold 714,144 shares in the Company, representing 0.2 percent of total issued capital. In addition, the Directors and Senior Managers collectively own 3,085,431 options and performance rights, which if exercised currently represent a further 1.0 percent of issued capital. The exercise of each option or performance right entitles the holder to one ordinary share in Metabolic.

As at the date of this report the interests of the Directors in the Company's shares are:

Directors	Shares held directly	Shares held indirectly	Options held	Performance Rights held
Mr Rob Stewart	–	–	–	–
Dr Roland Scollay	20,000	–	1,500,000	646,910
Dr Chris Belyea	224,077	240,000	–	293,795
Mr Don Clarke	–	64,000	–	–
Senior Managers				
Ms Belinda Shave	155,193	–	120,000	181,323
Dr Caroline Herd	10,874	–	150,000	193,403
Total	410,144	304,000	1,770,000	1,315,431

Note: Dr Arthur Emmett retired as a Director of the Company on 28 August 2007. At that date Dr Emmett held 357,692 shares directly and 136,500 shares indirectly.

As at 30 June 2007 and as at the date of this report, no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's 2007 Annual Report.

Further details on the equity interests of Directors can be found in the Remuneration Report in this Directors' Report and Note 22 of the Annual Financial Report.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the period under review, the Company indemnified its Directors, Company Secretary and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and Company Secretary against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretary and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As set out in the Review of Operations section of this Directors' Report, subsequent to the balance sheet date, the Company announced:

- 6 July 2007 – Dr Evert Vos, a non-executive Director of the Company resigned.
- 14 August 2007 - the development of its neuropathic pain drug, *ACV1*, has been discontinued. As a result of the discontinuance of the *ACV1* neuropathic pain project significant staffing changes have been made to reflect the changed activities of the Company. This event subsequent to the balance date does not affect any figures contained in the Annual Financial Report.
- 28 August 2007 – Dr Arthur Emmett, a non-executive Director of the Company resigned.

The Directors are not aware of any matter or circumstances since the end of the financial year, not otherwise dealt with in this report or the Annual Financial Report, that has significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL REGULATION

Other than the general laboratory standards and guidelines, Metabolic is not subject to significant environmental regulations.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Annual Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Annual Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE AND NON-AUDIT SERVICES

The Directors received the following declaration from the auditor of Metabolic Pharmaceuticals Limited.

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF METABOLIC PHARMACEUTICALS LIMITED

In relation to our audit of the Financial Report of Metabolic Pharmaceuticals Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Joanne Lonergan
Partner

Melbourne
29 August 2007

NON-AUDIT SERVICES

During the period under review the amount received, or due and receivable for non-audit services provided by the Company's auditor, Ernst & Young were:

Preparation of the Company's Income Tax Return and related services	A$8,060
AIFRS advice	A$5,000

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

CORPORATE GOVERNANCE STATEMENT

Metabolic has complied with the majority of the ASX best practice recommendations for good corporate governance

INTRODUCTION

The Board of Metabolic is responsible for the corporate governance of the Company and guides and monitors the business on behalf of its shareholders. The Board has strived to reach a balance between industry best practice and appropriate policies for Metabolic in terms of its size, stage of development and role in the biotechnology industry.

Metabolic performs an annual review of its Board policies and governance practices with reference to the *10 Principles of Good Corporate Governance and 28 Best Practice Recommendations* (*Recommendations*) established by the *ASX Corporate Governance Council*. During the reporting period Metabolic was compliant with 24 of the *Recommendations*. The Company has embraced the true spirit of these principles and has carefully considered whether complying with each *Recommendation* is in the best interests of Metabolic's shareholders. In four instances, the Board determined that the Company is either best served by policies that vary from the *Recommendations*, or is unable to meet them as a result of the current composition of the Board. Any departures from the *Recommendations* are discussed in this Corporate Governance Statement, along with other relevant information.

Principles and selected recommendations	Compliance
1. Lay solid foundations for management and oversight	✓
2. Structure the Board to add value	✓
2.1 A majority of the Board should be independent Directors	Departure
2.4 The Board should establish a Nomination Committee	Departure
3. Promote ethical and responsible decision-making	✓
4. Safeguard integrity in financial reporting	✓
4.3 Structure of the Audit Committee	Departure
5. Make timely and balanced disclosure	✓
6. Respect the rights of shareholders	✓
7. Recognise and manage risk	✓
8. Encourage enhanced performance	✓
9. Remunerate fairly and responsibly	✓
9.2 The Board should establish a Remuneration Committee	
- Composition of Remuneration Committee	Departure
10. Recognise the legitimate interests of stakeholders	✓

A full description of all recommendations can be found on the *ASX Corporate Governance Council's* website: http://www.asx.com.au/supervision/governance/principles_good_corporate_governance.htm.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The role of the Board is to represent the interests of shareholders, by providing the Company with good governance and strategic direction. Key responsibilities for the Board include approval of corporate strategies and approving the annual budget and financial forecasts, as well as monitoring management. The Board has adopted a formal Board Charter which describes the specific responsibilities of the Board and refers to the Company's formalised process for delegating authority to Senior Management for the day-to-day running of the business. During the year, the Company implemented a formal *Delegations of Authority Policy*. The objective of this policy is to enable employees to conduct business transactions in an expedient and prudent manner, within the approved limits set by the Board. This Policy and the Board Charter ensure that there is a clear division of responsibility between Management and the Board, and between the CEO and Chairman. The Board Charter is available at www.metabolic.com.au in the Corporate Governance section.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

As at the date of this Directors' Report, the Board of Metabolic is comprised of four Directors, with a combination of scientific expertise and commercial acumen. The Constitution of Metabolic allows for the number of Directors to range from three to 12, of which the proportion of non-executive Directors is at the discretion of the Board.

During the year, Metabolic began the process of Board refreshment. In April 2007, Mr Rob Stewart was appointed as non-executive Chairman of the Board and Chairman of the Audit Committee and Finance Committee. In April 2007, Mr Don Clarke was appointed as a non-executive Director and as a member of the Remuneration Committee and the Finance Committee. Mr Patrick Sutch and Ms Robyn Baker resigned in April 2007, Dr Evert Vos resigned in July 2007 and Dr Arthur Emmett resigned in August 2007. With the retirement of Dr Emmett, Mr Stewart was appointed as Chairman of the Remuneration Committee and Mr Clarke was appointed as a member of the Audit Committee. The Board of Metabolic will continue to evolve over the medium-term, as the Company continues its search for suitably qualified candidates with research, drug development and commerce backgrounds. The relevant qualifications and details of each Director are documented in this Directors' Report under the section titled Board of Directors.

Metabolic is working towards appointing a majority of independent directors (Recommendation 2.1)

The Board has adopted the *ASX Corporate Governance Council's* recommended criteria for assessing Director independence. To be assessed as independent, a Director must fulfill a number of criteria. For example, the Director must not have an association with a substantial shareholder, must not be an executive in the Company or have been employed in an executive capacity in the last three years, and must not have a direct or indirect material relationship with the Company.

During the reporting period there were several Director changes which altered the proportion of independent Board members. From 1 July 2006 to 4 April 2007, three of the six Directors were assessed as independent, being Dr Arthur Emmett, Mr Patrick Sutch and Ms Robyn Baker. As at the date of this Directors' Report the only Director considered to be independent is Mr Rob Stewart. This is a departure from the current *Recommendation* for the majority of Board Directors to be independent, a recommendation that is endorsed by Metabolic and included in its Board Charter. Accordingly, the Company is actively searching for independent Director candidates who are suitably experienced.

The independence and tenure of each Director in office as at the date of this Directors' Report is described in the table below:

Director	Position	Independence	Year appointed	Area of expertise
Mr Rob Stewart	Chairman, non-executive Director	Independent	2007	Experienced company Director, with broad commercial experience and exposure to high technology industries
Dr Roland Scollay	Chief Executive Officer	Not independent[1]	2002	Major pharmaceutical company experience, US biotechnology experience, research and drug development
Dr Chris Belyea	Chief Scientific Officer	Not independent[1]	1998	Extensive biotech experience, scientific research, patent law
Mr Don Clarke	Non-executive Director	Not independent[2]	2007	Partner of law firm, Minter Ellison and company Director

[1] Dr Scollay and Dr Belyea are executive Directors

[2] Mr Clarke is a Director of a substantial shareholder of Metabolic

The Board has adopted procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense, unless the Board determines otherwise. In addition, Metabolic has agreed to indemnify its Directors against certain liabilities and to maintain Directors and Officers insurance coverage.

The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter

(Recommendation 2.4)

As Metabolic has a relatively small Board, a formal Nomination Committee has not been established as no real efficiencies would be gained from the existence of such a committee. The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter. The Board, as a whole, is responsible for reviewing Board size and composition. With regard to membership, the Board is ultimately responsible for identifying and assessing potential Directors. New appointments are made within the scope of Metabolic's Constitution and in accordance with the nomination procedures documented in the formal Board Charter.

Mr Rob Stewart and Mr Don Clarke were appointed as non-executive Directors on 4 April 2007 and 12 April 2007 respectively. In accordance with the Company's Constitution, shareholders will be asked to elect Mr Stewart and Mr Clarke at the Company's next Annual General Meeting.

The new Directors appointed during the year were presented with a letter of appointment and induction pack which included corporate governance documentation, details of Directors and Officers liability insurance, minutes of meetings and other relevant information.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

Metabolic's Share Trading Policy was updated in 2006

(Recommendation 3.2)

The Company's *Share Trading Policy* was updated during the reporting period to better suit the characteristics of the biotechnology industry and to reflect the formal approval processes implemented by Metabolic. This policy is in line with *Recommendation 3.2*. Metabolic does not provide scheduled trading windows where employees can buy or sell shares without authorisation. In all circumstances, Directors and employees are required to seek approval from both the Chairman and CEO, or in their absence any two Directors, to trade Metabolic shares. The Chairman and CEO are responsible for assessing if the applicant is in possession of any price sensitive information. If share trading clearance is given to a Director or employee, the applicant is required to immediately provide the Company with post trade notification.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Metabolic's Audit Committee

(Recommendation 4.2)

The Audit Committee operates under a Charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the Annual Financial Report. The Audit Committee is responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Structure of the Audit Committee

(Recommendation 4.3)

Members of the Audit Committee from 1 July 2006 until 4 April 2007 included Mr Patrick Sutch (independent Chairperson), Dr Arthur Emmett (independent, non-executive Director) and Ms Robyn Baker (independent, non-executive Director). During this period, Metabolic was fully compliant with *ASX Listing Rule 12.7* which requires the top 300 companies included in the *ASX All Ordinaries Index* to establish an Audit Committee with membership that meets the following criteria:

- Criteria one: Only non-executive Directors;
- Criteria two: A majority of independent Directors;
- Criteria three: An independent Chairperson, who is not Chairperson of the Board; and
- Criteria four: At least three members.

Mr Rob Stewart was appointed as Chairman of the Board and subsequently as Chairman of the Audit Committee on 4 April 2007. Since this time, the Company has been unable to meet the above requirements. As at the date of this Directors' Report, the members of the Audit Committee are Mr Rob Stewart and Mr Don Clarke, thus criteria one has been met as both Directors are non-executive Directors. The second criteria cannot currently be met, as Mr Clarke is not considered to be an independent Director due to his directorship with Metabolic's largest shareholder, Circadian Technologies Limited. As Mr Stewart is also Chairman of the Board, the Company is unable to meet the third criteria.

CORPORATE GOVERNANCE STATEMENT
CONTINUED...

An additional Director will be appointed to this Committee once a suitable independent, non-executive Director is recruited, thus ensuring the Committee meets the second and fourth criteria. Metabolic's current composition of the Audit Committee is temporary during its Board refreshment transition. The Company understands that independent judgement is vital to the effectiveness of the Committee and intends to comply with this *Recommendation* as soon as practicable.

Details of the qualifications and details of Audit Committee members are included in this Directors' Report in the Board of Directors section.

The partner of the Company's external auditor is invited to attend Audit Committee meetings as required. For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Shareholder Communications
(Recommendation 6.1)

Metabolic is committed to providing shareholders with access to relevant information to make an informed assessment of the Company's operations, risk profile, business strategies and future prospects. Metabolic communicates regularly with its shareholders, within the parameters of its *Market Disclosure Protocol* and *Communications Policy*, using the following:

- Quarterly Investor Update distributed to all shareholders;
- the Annual Report, of which an interactive version is available online, with hard copies distributed to shareholders who elect to receive a copy;
- the half-yearly report provided to the ASX Limited (ASX);
- website disclosure of all ASX announcements, Investor Presentations and Board Policies; and
- the Annual General Meeting and other meetings of members so called to obtain approval for Board actions as appropriate.

The Company has an ongoing campaign to encourage shareholders to elect to receive communications electronically. This initiative serves the best interests of shareholders by facilitating the delivery of shareholder communications, such as the Quarterly Investor Update by electronic means, thus reducing costs and protecting the environment. In addition, Metabolic is currently investigating technologies that enable more effective communications with shareholders. A recent legislative change relieves public companies of the obligation to send hard copies of their Annual Report, unless a shareholder specifically elects to receive one. This is an excellent government initiative to reduce the environmental and financial burden of the Annual Report. To this end, Metabolic has invested in providing an interactive online version which is available via www.metabolic.com.au.

Shareholders are encouraged to ask questions or provide feedback to the Company by email, phone or fax.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Metabolic has implemented a formal risk management system
(Recomendation 7.1)

Biotechnology is an inherently risky industry. Metabolic adopted a formalised risk management policy in July 2003. During the reporting period, Metabolic augmented this policy by implementing an *Enterprise Wide Risk Management* framework *(ERM)*, which follows the principles of the Australian Risk Management Standard AS/NZS 4360. This approach to risk management involves identifying, assessing and managing the risks that affect the business, whilst at the same time considering these risks in the context of the Company's values, objectives and strategies. An *ERM* assists the Board and management to make decisions with the right balance of risk and reward.

Typically the process of rolling out a risk management system takes one to two years to be fully implemented. Some of the activities involved include brainstorming sessions, training staff in specialist risk management software and refining management and Board reporting systems. Metabolic endeavours to foster a culture of risk prevention rather than reaction. The Company believes an effective *ERM* will enhance governance and accountability, exploit opportunities, improve planning and decision making, and ultimately benefit corporate longevity. The Board is wholly responsible for risk management, therefore a separate risk management committee has not been created.

At the date of this Directors' Report, Metabolic has identified and analysed key risks. Firstly, each risk was ranked according to the likeliness of that risk occurring, and the consequence(s) if that risk eventuates. Secondly, the existing controls in place to mitigate each risk were evaluated and given a rating. The risk level was then automatically calculated by considering the likeliness, consequence and existing controls for each risk. Once this process was complete, Metabolic assessed whether further activity was required to tighten its existing controls. The Company is using a specialist software package and has consulted risk management specialists since commencing its *ERM*. The Company will continue to build and maintain documented risk profiles using analytical techniques in compliance with AS/NZS 4360. A full risk register will be provided to the Board annually in addition to periodic compliance reports.

PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

Metabolic conducts annual performance evaluations of its Board, Directors, Executives and Committees (Recommendation 8.1)

The Company's policy for performance evaluation clearly sets out the process for evaluating the performance of the Board, Board Committees, the Chief Executive Officer and Senior Management. The Board conducts a comprehensive annual self-evaluation to determine whether the Board and its Committees are functioning effectively. During the year, each Director was required to complete a detailed questionnaire regarding roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve.

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Managers and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives. Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary), paid to each Director and Senior Manager, are set out in the Remuneration Report in this Directors' Report.

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

Metabolic has adopted remuneration policies that are designed to provide competitive and appropriate rewards that are transparent and aligned to shareholder interests. These policies link remuneration to individual and company performance. As the biotechnology sector is highly volatile, significantly driven by market sentiment and inherently high risk, the Board recognises that using performance measurement tools such as TSR, Net Earnings Per Share or Company Earnings are inappropriate.

Metabolic has structured its remuneration policy for non-executive Directors distinctly from its policy for Senior Managers. A comprehensive discussion of Metabolic's remuneration policies and procedures, including the link between remuneration and performance, are set out in the Remuneration Report in this Directors' Report.

Metabolic's Remuneration Committee (Recommendation 9.2)

Remuneration policies for Directors and Senior Managers are established by Metabolic's Remuneration Committee. The Remuneration Committee is responsible for advising the Board on remuneration policies and practices, and makes specific recommendations on remuneration packages and other terms of employment. Members of the Remuneration Committee have altered during the year as a result of several director changes. At the date of this Directors' Report the Remuneration Committee is composed of three directors, Mr Rob Stewart, Dr Roland Scollay and Mr Don Clarke. The guidance in *Recommendation 9.2* is that the Committee should be comprised of at least three Directors, of which the majority including the Chairman are independent. The Chairman of Metabolic's Remuneration Committee is an independent Director. However, both Dr Scollay and Mr Clarke are not considered independent Directors, necessitating the Company to depart from this *Recommendation.* Metabolic intends to appoint an additional, independent Director to this Committee, once a suitably qualified candidate has been appointed to the Board.

Details of the qualifications and details of Remuneration Committee members are included in this Directors' Report in the Board of Directors section. For details of the number of Remuneration Committee meetings held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

METABOLIC'S POLICIES ARE AVAILABLE ON THE INTERNET

The following policies and statements can be downloaded from the Corporate Governance section of the Company's website: www.metabolic.com.au:

- Annual Corporate Governance Statement;
- Full Board Charter, including policy on Nomination and Appointment process;
- Audit Committee Charter;
- Code of Conduct;
- Share Trading Policy;
- Market Disclosure Protocol;
- Communications Policy;
- Risk Management Policy;
- Performance Evaluation Process for Directors and Executives; and
- Remuneration Committee Charter.

REMUNERATION REPORT

This report outlines compensation arrangements in place for the Key Management Personnel of Metabolic and explains how these arrangements are linked to company performance, as follows:

- **Compensation Policy – Non-executive Directors**
  This section describes the Company's rationale in determining non-executive Director payments and other relevant disclosures.
- **Compensation Policy – Senior Managers (including executive Directors)**
  This section describes the Company's rationale in determining salaries and incentives for Executive Directors and other Senior Managers, including explanations of the link between compensation and company performance, as well as details of employment contracts.
- **Details of Compensation for Key Management Personnel**
  This section sets out the dollar value of all components of compensation for Key Management Personnel during the year ended 30 June 2007, including details of equity instruments provided as compensation.

KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are Directors and Senior Managers. The following persons had the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Non-executive Directors

Mr Rob Stewart	Chairman/Non-executive Director (from 4 April 2007)
Mr Don Clarke	Non-executive Director (from 12 April 2007)
Dr Arthur Emmett	Non-executive Director (until 28 August 2007)
Dr Evert Vos	Non-executive Director (until 6 July 2007)
Mr Patrick Sutch	Non-executive Director (until 4 April 2007)
Ms Robyn Baker	Non-executive Director (until 4 April 2007)

Senior Managers (including executive Directors)

Dr Roland Scollay	Chief Executive Officer / Executive Director
Dr Chris Belyea	Chief Scientific Officer / Executive Director
Mr Peter Dawson	Chief Financial Officer (until 1 April 2007)
Dr Caroline Herd	VP – Clinical Development & Regulatory Affairs
Ms Belinda Shave	Company Secretary / Financial Controller

As a biotechnology company, Metabolic's success is dependent upon its Board and management team having the right blend of scientific expertise and commercial acumen. Metabolic's compensation policy for Key Management Personnel is designed to provide competitive and appropriate rewards that are transparent and fully aligned to shareholder interests. In accordance with corporate governance best practice, the Company has structured its compensation policy for non-executive Directors distinctly from its policy for Senior Managers.

COMPENSATION POLICY – NON-EXECUTIVE DIRECTORS

The Remuneration Committee requires the Board to determine the compensation of non-executive Directors based on market practice, relativities, director duties and accountability. The Company's compensation policy is designed to attract and retain competent and suitably qualified non-executive Directors, and the structure of their compensation endeavours to ensure that Directors interests are aligned with the interests of shareholders.

Metabolic's Fee Pool for Non-Executive Directors is A$300,000 a year

Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is approved by shareholders. Total non-executive Directors' fees paid during 2006-07, amounted to A$173,120, representing 58 percent of the available fee pool. Consulting fees of A$25,017 paid to a non-executive Director for additional services are not included in this aggregate pool of fees.

Metabolic reviews the allocation of non-executive Directors' fees periodically. The Chairman receives additional fees in recognition of the responsibilities attaching to that role. Directors do not receive fees for additional Board or Committee meetings. During the year, Metabolic held 11 Board meetings and 11 Committee meetings.

The average total remuneration paid to non-executive Directors of listed companies with a market capitalisation of below A$1 billion was A$76,000 in 2005-06, according to the *2007 Executive and Board Remuneration Report* by Ernst & Young. The fees paid to Metabolic non-executive Directors are below this average and towards the low end of fees paid to non-executive Directors in the biotechnology industry.

Non-executive Directors are reimbursed for out-of-pocket expenses incurred as a result of their directorship or any special duties.

Non-Executive Directors are encouraged to own Metabolic shares

Non-executive Directors are encouraged, but not mandated, to own Company shares by purchasing them on-market. Metabolic endorses share ownership as it provides a further performance incentive. Metabolic has previously granted options to non-executive Directors, however this is not the Company's current practice, and accordingly no options have been granted to non-executive Directors during the last four years.

Retiring allowance and superannuation

No retiring allowances are paid to non-executive Directors. Metabolic pays the statutory superannuation guarantee charge in relation to eligible non-executive Directors.

COMPENSATION – SENIOR MANAGERS (INCLUDING EXECUTIVE DIRECTORS)

Key executive appointments can have substantial impact on the value of a biotechnology company, particularly in the current environment where executive talent is scarce. Metabolic's compensation policy for Senior Managers is set by the Board's Remuneration Committee and reviewed regularly to ensure it remains contemporary and competitive. Broadly, the policy is designed to link performance and retention strategies, and more specifically to ensure:

- the balance between fixed and variable (performance) components for each position is appropriate in light of internal and external factors;
- the set individual objectives will result in sustainable beneficial outcomes;
- that all performance compensation components are appropriately linked to measurable personal, business unit or Company performance; and
- that total compensation (that is, the sum of fixed and variable components) for each Senior Manager is fair, reasonable and market competitive.

This policy is consistent with the *ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (Principle 9: Remunerate Fairly and Responsibly).*

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Managers and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether strategic objectives are being achieved and to assess individual performance hurdles. The relationship between Metabolic's compensation policy and its performance is set out in the Company Performance section of this Remuneration Report.

Generally, there are three components of Senior Management compensation provided, as follows:

1. fixed annual compensation comprising salary and benefits, superannuation and non-monetary benefits[1];
2. short-term performance incentive, through cash bonuses; and
3. medium and long-term incentive, through participation in the Metabolic Performance Rights Plan ("the Plan").

[1] The only non-monetary benefit provided to Senior Managers is car parking.

The following table indicates the proportion of compensation that is subject to performance conditions, provided through short-term and long-term incentives.

	Cash Bonus (Short-Term Incentive)	Performance Rights (Medium and Long-Term Incentive)
Chief Executive Officer	20%	30%
Senior Management	15%	20%
All other employees	10%	10%

Fixed Annual Compensation

Senior Managers are offered a market competitive base salary which reflects their competencies, job description as well as the size of the Company. Base salary is reviewed regularly against market data for comparable positions. Adjustments to base salary are made based on significant role responsibility changes, pay relativities to market and relative performance in the role.

Short-Term Incentives (STI's)

Short-Term Incentives in the form of cash bonuses are paid annually to Senior Managers based upon individual performance and achievement of corporate objectives. Personal objectives and Key Result Area (KRAs) are set for each Senior Manager at the beginning of each period. Examples of personal objectives and KRAs for Senior Management are:

- commencement and completion of clinical trials on time and on budget;
- securing high-value in-licensing and/or out-licensing deal(s);
- compliance with regulatory bodies, such as the ASX Limited, Australian Securities and Investments Commission, Therapeutics Goods Association and US Food & Drug Administration; and
- fundraising at appropriate levels with minimal dilution to existing shareholders.

The individual objectives and KRAs are chosen once the Board has confirmed the Company's overall objectives, and these have been linked to Metabolic's annual business plan. Performance hurdles are assessed at the end of the period to determine the bonus payment. This assessment also takes into account how Senior Managers performed their role with regard to the Company's core values. The annual bonus pool is calculated by a nominated percentage of the annual budget for salaries and is apportioned based on the outcomes of each individual performance evaluation, which are conducted by the Chief Executive Officer. The performance evaluation of the Chief Executive Officer is conducted by the Remuneration Committee. The STI payment is usually made during November or December following each financial year end.

REMUNERATION REPORT CONTINUED...

Medium and Long-Term Incentives

Retention of Key Management Personnel is a particularly high priority for biotechnology companies, as these Senior Managers have a high degree of embedded scientific and commercial knowledge to drive a company's future success. Metabolic's medium and long-term incentive policy for Senior Management is focussed on equity-based instruments to incentivise high-quality performance and long-term retention.

Carefully designed and performance linked equity incentive plans are widely recognised as the most effective way of providing incentives to Executives.

Metabolic's Performance Rights Plan

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme, in the form of the Metabolic Performance Rights Plan ("the Plan") for all employees, including Executive Directors. The Plan provides employees with the opportunity to participate in the success of the Company and provides further incentive to ensure wealth is created in the Company for the benefit of all shareholders. Broadly, the Plan aims to strike a balance between shareholder expectations for challenging performance hurdles and corporate strategy to:

- attract, motivate and retain employees;
- align the interests of employees with the interests of shareholders; and
- remunerate effectively whilst keeping within the financial constraints of a biotechnology company.

Under the Plan, eligible employees can be offered rights to acquire shares in the Company. The Plan is subject to the requirements of the Corporations Act 2001 and the ASX Listing Rules, and the Board considered independent expert advice regarding structure, terms and conditions.

The key details of the Metabolic Performance Rights Plan ("the Plan") are:

- the Board may issue annual invitations to employees and Executive Directors to participate in the Plan, subject to shareholder approval in the case of Executive Directors;
- the number of performance rights granted is based on varying percentages of fixed compensation, dependent upon job position;
- historically there has not been an exercise price payable to acquire a share upon exercise of a performance right issued - the exercise price, if any, is determined by the Board;
- the number of performance rights granted is adjusted to take into account anticipated trading restrictions placed on recipients;
- performance rights are exercisable on a specified future date, subject to meeting performance and service conditions;
- performance rights cannot be transferred and will not be listed on the ASX; and
- there are three categories of performance conditions which need to be achieved for the rights to vest.

2006 Performance Rights Conditions

The performance conditions for the 2006 allocation under the Plan were split into three distinct categories. If the performance conditions are achieved, the issued performance rights will vest evenly over four annual tranches, that is, 25 percent a year as follows:

- Tranche 1 = 25% of the grant – 1 September 2007;
- Tranche 2 = 25% of the grant – 1 September 2008;
- Tranche 3 = 25% of the grant – 1 September 2009; and
- Tranche 4 = 25% of the grant – 1 September 2010.

Category 1: Share price growth target

Firstly, one-third of the performance rights granted are attributable to share price performance, as follows:

Primary target. This component is measurable by the Company's share price growth target of at least 50 percent in Year 1. To achieve this target, the daily VWAP, averaged over 40 consecutive trading days, must be at least 50 percent above the "base share price" at least once prior to 31 August 2007.

VWAP = volume weighted average share price.

Base share price = this price is calculated using the five-day VWAP from the sixth trading day following the announcement of the full-year results to the tenth trading day. For 2006, the five-day VWAP from Monday 4 September to Friday 8 September 2006 (inclusive) was A$0.43.

Year 1 = 1 September 2006 to 31 August 2007.

or

Secondary target. If the primary target stated above is not achieved, participants will have a second opportunity to fulfill this vesting component if share price growth of at least 100 percent is achieved. To achieve this vesting condition, the 20-day VWAP must be 100 percent above the base share price by 1 September 2010.

This performance condition is also subject to continued service.

Category 2: Corporate goals

Secondly, one-third of the performance rights granted are attributable to corporate goals assessed at 1 September 2007, as follows:

- Timely announcement of results of the *OPTIONS Study*, a Phase 2B human clinical trial for *AOD9604* (40 percent weighting);
- Timely announcement of results of one of the Phase 2A human clinical trials for *ACV1* (20 percent weighting);
- Progress the licensing of *AOD9604* or *ACV1* (20 percent weighting);
- Raise capital to ensure sufficient cash reserves to meet planned activities for the following 12 months (10 percent weighting);
- Add one new project to the pipeline at the formal preclinical toxicity stage (5 percent weighting); and
- Add one new project to the pipeline at the clinical stage (5 percent weighting).

These performance conditions are also subject to continued service.

Category 3: Continued service

The third and final performance condition relates to employee retention. One-third of the performance rights granted are attributable to continuing service and each of the other performance conditions are also subject to continuing service.

These performance conditions are directly linked to corporate goals in the Company's annual business plan. Due to the speculative nature of the biotechnology sector, it is not appropriate to set performance conditions relating to the satisfaction of traditional hurdles such as Total Shareholder Return (TSR). The Remuneration Committee will assess whether performance conditions have been achieved. Performance conditions for future offers under the Plan, if any, may vary.

Metabolic Employee Share Option Plan

In previous financial years, prior to establishing the Metabolic Performance Rights Plan ("the Plan"), employees received option allocations under the Metabolic Employee Share Option Plan. These options have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods, subject to continuing service. These options were issued for nominal consideration, and were granted at the discretion of the Board. These options cannot be transferred and will not be quoted on the ASX Limited. There were no shares issued under the Plan during the year.

NOTE: For information regarding the valuation of the performance rights and options granted during the reporting period, including models and assumptions used, please refer to Table B in this Remuneration Report and Note 12 in the Notes to the Annual Financial Report.

REMUNERATION REPORT CONTINUED...

DETAILS OF COMPENSATION FOR KEY MANAGEMENT PERSONNEL

For the year ended 30 June 2007, details of the compensation for Key Management Personnel are set out in the table below.

TABLE A		Short-Term				Post Employment		Long-Term	Share-based payments	Total	% performance related
DIRECTORS		Cash Salary & Fees	Cash bonus (a)	Consult-ing Fees	Non-monetary benefits (b)	Super-annuation	Retire-ment	Incentive Plans	Options & Perform-ance Rights		
Dr Roland Scollay	2007	397,233	75,000	–	4,027	12,686	–	–	183,268	672,214	38.4%
(Chief Executive Officer)	2006	350,158	38,000	–	5,131	34,934	–	–	199,269	627,492	20.8%
Dr Chris Belyea	2007	256,485	36,790	–	4,027	12,686	–	–	65,518	375,506	27.2%
(Chief Scientific Officer)	2006	257,775	28,000	–	5,131	15,593	–	–	14,506	321,005	13.2%
Mr Rob Stewart [1]	2007	22,500	–	–	–	2,025	–	–	–	24,525	–
(Non-executive Chairman)	2006	–	–	–	–	–	–	–	–	–	–
Dr Arthur Emmett [2]	2007	61,395	–	–	–	–	–	–	–	61,395	–
(Non-executive Director)	2006	70,860	–	–	–	–	–	–	–	70,860	–
Mr Don Clarke [3]	2007	7,500	–	–	–	675	–	–	–	8,175	–
(Non-executive Director)	2006	–	–	–	–	–	–	–	–	–	–
Dr Evert Vos [4]	2007	32,000	–	25,017	–	–	–	–	–	57,017	–
(Non-executive Director)	2006	32,000	–	50,580	–	–	–	–	–	82,580	–
Mr Patrick Sutch [5]	2007	22,500	–	–	–	–	–	–	–	22,500	–
(Non-executive Director)	2006	30,000	–	–	–	–	–	–	–	30,000	–
Ms Robyn Baker [5]	2007	22,500	–	–	–	2,025	–	–	–	24,525	–
(Non-executive Director)	2006	20,000	–	–	–	1,800	–	–	–	21,800	–
Sub total compensation for	2007	822,113	111,790	25,017	8,054	30,097	–	–	248,786	1,245,857	
Directors	2006	760,793	66,000	50,580	10,262	52,327	–	–	213,775	1,153,737	
OTHER KEY MANAGEMENT PERSONNEL											
Mr Peter Dawson [6]	2007	316,996	45,660	–	3,020	12,141	–	–	130,755	508,572	24.4%
(Chief Financial Officer)	2006	191,670	1,000	–	4,276	14,283	–	–	13,345	224,574	6.4%
Ms Belinda Shave (Company Secretary / Financial Controller)	2007	164,424	21,890	–	4,027	12,686	–	–	47,939	250,966	27.8%
	2006	157,212	18,000	–	5,131	12,324	–	–	16,635	209,302	16.5%
Dr Caroline Herd	2007	175,725	24,100	–	4,027	12,686	–	–	46,931	263,469	27.0%
(VP – Clinical & Regulatory Affairs)	2006	162,276	18,000	–	5,131	12,593	–	–	15,142	213,142	15.5%
Sub total compensation for Other Key Management Personnel	2007	657,145	91,650	–	11,074	37,513	–	–	225,625	1,023,007	
	2006	511,158	37,000	–	14,538	39,200	–	–	45,122	647,018	
Total compensation for all	2007	1,479,258	203,440	25,017	19,128	67,610	–	–	474,411	2,268,864	
Key Management Personnel	2006	1,271,951	103,000	50,580	24,800	91,527	–	–	258,897	1,800,755	

Notes:

1. Mr Rob Stewart was appointed as non-executive Chairman on 4 April 2007.
2. Dr Arthur Emmett resigned as a non-executive Director on 28 August 2007.
3. Mr Don Clarke was appointed as a non-executive Director on 12 April 2007.
4. Dr Evert Vos resigned as a non-executive Director on 6 July 2007 and was paid consultancy fees of $25,017 for additional services during the period 1 July 2006 to 31 December 2006.
5. Mr Patrick Sutch and Ms Robyn Baker resigned as non-executive Directors on 4 April 2007.
6. Mr Peter Dawson ceased employment with the Company on 1 April 2007. The compensation shown includes amounts paid to Mr Dawson on ceasing employment.

(a) **Cash bonuses**
Individual performance reviews were conducted late in 2006. Cash bonuses included in the compensation of Senior Managers were granted in December 2006, based on individual and corporate performance determined during the formal review process.

(b) **Non-monetary benefits**
Non-monetary benefits consist solely of the value of car parking benefits.

Compensation by Category: Key Management Personnel

	30 June 2007 $	30 June 2006 (a) $
Short-Term	1,726,843	1,450,331
Post Employment - Superannuation	67,610	91,527
Share-based Payments	474,411	258,897
	2,268,864	1,800,755

(a) These amounts represent the aggregates for the Key Management Personnel disclosed in the previous financial year, some of which are different to the Key Management Personnel included in the period under review.

Fair Value of Share-Based Compensation

(a) Fair Value of Options

The fair value of options included in compensation Table A were determined using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options were issued pursuant to the Metabolic Employee Share Option Plan and have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the options during the year ended 30 June 2007. A breakdown of the fair value of each grant of option included in Key Management Personnel share-based compensation is set out in Table B and Table C.

(b) Fair Value of Performance Rights

The fair value of performance rights included in compensation Table A were determined by using a Barrier "Up and Call" Pricing model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing model for those performance rights with non-market performance conditions. The model takes into account, as at grant date, the exercise price and expected life of the performance rights, the vesting criteria, the current price of the underlying shares and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the performance right The performance rights were issued pursuant to the Metabolic Performance Rights Plan and have an expiry date of five years from grant, with staggered vesting terms based on anniversary periods and performance conditions. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the performance rights during the year ended 30 June 2007.

A breakdown of the fair value of each grant of performance right included in Key Management Personnel share-based compensation is set out in Table B and Table C.

REMUNERATION REPORT CONTINUED...

Table B provides the following details:

(a) the pricing model assumptions used in calculating the fair value of each option and performance right;

(b) the fair value of each option and performance right included in the compensation of each of the Key Management Personnel for the year ended 30 June 2007; and

(c) the date when options or performance rights may be exercised, subject to performance conditions.

TABLE B		Performance Rights granted on 17 November 2006	Performance Rights granted on 20 December 2005	Options granted on 1 February 2006	Options granted on 23 December 2003	Options granted on 22 November 2002	TOTAL
Exercise Price		Nil	Nil	$1.50	$1.00	$0.90	
Risk-free interest rate		5.94%	5.73%	5.30%	5.56%	5.22%	
Volatility		60%	56%	56%	35%	35%	
Expiry Date		1 Sep 2011	1 Sep 2010	1 Jan 2011	23 Nov 2008	22 Oct 2007	
Dividend yield		-	-	-	-	-	
Average Fair Value per option/right (cents)		70	40	11	26	16	
NAME	Number and value of Options and Performance Rights (PRPs) for the year ended 30 June 2007						
Dr Roland Scollay	Number of options/rights	418,608	253,668	1,000,000			1,672,276
	Value for year ended 30.06.07	$110,844	$33,424	$39,000			$183,268
Dr Chris Belyea	Number of options/rights	190,104	115,211				305,315
	Value for year ended 30.06.07	$50,338	$15,180				$65,518
Mr Peter Dawson[1]	Number of options/rights	172,428	105,991				278,419
	Value for year ended 30.06.07	$116,472	$14,283				$130,755
Ms Belinda Shave	Number of options/rights	128,904	69,124		120,000		318,028
	Value for year ended 30.06.07	$34,133	$9,108		$4,698		$47,939
Dr Caroline Herd	Number of options/rights	135,744	76,037			150,000	361,781
	Value for year ended 30.06.07	$35,944	$10,020			$967	$46,931
VESTING PROPORTIONS		25% - 01.09.07	25% - 01.09.06	35% - 01.02.06	20% - 23.12.04	20% - 22.11.03	
		25% - 01.09.08	25% - 01.09.07	35% - 01.02.07	20% - 23.12.05	20% - 22.11.04	
		25% - 01.09.09	25% - 01.09.08	30% - 01.02.08	30% - 23.12.06	30% - 22.11.05	
		25% - 01.09.10	25% - 01.09.09		30% - 23.12.07	30% - 22.11.06	

(1) Mr Peter Dawson ceased employment with the Company on 1 April 2007. The value shown in the above table for Mr Dawson includes the accelerated vesting of performance rights at the date of cessation.

Options and Performance Rights granted as part of compensation

Table C provides a breakdown of each share-based payment included in the compensation of Key Management Personnel for the year ended 30 June 2007.

TABLE C	Grant date	Grant number	Fair Value per option / right at grant date	Fair Value of options / rights granted during the year	Value of options / rights exercised during the year	Value of options / rights lapsed during the year	Fair Value of options / rights included in remuner-ation during the year	% compen-sation consisting of options / rights during the year
Dr Roland Scollay								
- Options	1 Feb 2006	1,000,000	$0.1095	-	-	-	$39,000	5.80%
- Performance Rights	20 Dec 2005	253,668	$0.4040	-	-	$11,415	$33,424	4.97%
- Performance Rights	17 Nov 2006	418,608	$0.6991	$292,677	-	-	$110,844	16.49%
Dr Chris Belyea								
- Performance Rights	20 Dec 2005	115,211	$0.4040	-	-	$5,184	$15,180	4.04%
- Performance Rights	17 Nov 2006	190,104	$0.6991	$132,914	-	-	$50,338	13.41%
Mr Peter Dawson								
- Performance Rights	20 Dec 2005	105,991	$0.4040	-	$17,192	$9,363	$14,283	2.81%
- Performance Rights	17 Nov 2006	172,428	$0.6991	$120,544	$21,668	$747	$116,472	22.90%
Ms Belinda Shave								
- Options	23 Dec 2003	120,000	$0.2600	-	-	-	$4,698	1.87%
- Performance Rights	20 Dec 2005	69,124	$0.4040	-	$7,394	$3,110	$9,108	3.63%
- Performance Rights	17 Nov 2006	128,904	$0.6991	$90,125	-	-	$34,133	13.60%
Dr Caroline Herd								
- Options	22 Nov 2002	150,000	$0.1600	-	-	-	$967	0.37%
- Performance Rights	20 Dec 2005	76,037	$0.4040	-	$8,134	$3,422	$10,020	3.80%
- Performance Rights	17 Nov 2006	135,744	$0.6991	$94,908	-	-	$35,944	13.64%
TOTAL				$731,168			$474,411	

During the current period, there have been no alterations to the terms and conditions of performance rights or options granted as compensation since their grant date.

Options and Performance Rights granted and vested during year ended 30 June 2007

TABLE D		Performance Rights		Options	
Directors		Number of Performance Rights granted during the year	Number of Performance Rights vested during the year	Number of Options granted during the year	Number of Options vested during the year
Dr Roland Scollay	2007	418,608	35,937	–	350,000
	2006	253,668	–	1,500,000	850,000
Dr Chris Belyea	2007	190,104	16,324	–	–
	2006	115,211	–	–	–
Other Key Management Personnel					
Mr Peter Dawson	2007	172,428	226,741	–	–
	2006	105,991	–	–	–
Ms Belinda Shave	2007	128,904	9,793	–	36,000
	2006	69,124	–	–	24,000
Dr Caroline Herd	2007	135,744	10,774	–	45,000
	2006	76,037	–	–	120,000

Shares Issued to Key Management Personnel on exercise of compensation Options or Rights

30 June 2007

TABLE E	Shares issued Number	Paid per share ($)	Unpaid per share ($)
Mr Peter Dawson	226,741	$0.00	$0.00
Ms Belinda Shave	9,793	$0.00	$0.00
Dr Caroline Herd	10,774	$0.00	$0.00
Total	247,308		

30 June 2006

No shares were issued to any Key Management Personnel on the exercise of compensation options or rights during the period ended 30 June 2006.

REMUNERATION REPORT CONTINUED...

COMPANY PERFORMANCE

Metabolic has designed its compensation policies to ensure significant linkage between rewards and specific achievements that are intended to improve shareholder wealth. In assessing the link between company performance and compensation policy, one must acknowledge that biotechnology companies generally do not make a profit until a drug is licensed or commercialised, either of which takes numerous years.

Furthermore, the biotechnology sector as a whole is highly volatile, significantly driven by market sentiment and inherently high risk. Therefore, the direct correlation of compensation policy and key financial performance measures such as Total Shareholder Return (TSR), Net Earnings Per Share or Company Earnings, in the view of the Board, are inappropriate. As an alternative, key milestones are a more meaningful measure of performance to correlate levels of compensation. These milestones are discrete achievements that can be used to evaluate Metabolic's progress towards commercialising its drugs.

At this stage of Metabolic's project pipeline, the Company's annual expenditure is predominantly impacted by research and development including the costs associated with clinical trials. The Company has not made a profit and therefore no dividends have been declared, nor has there been a return of capital since listing. Metabolic's share price has been driven by speculation in anticipation of results from clinical trials and is not necessarily indicative of future share price performance. To accurately assess the Company's performance, one must assess Metabolic's key milestones. The milestones are directly linked to the performance conditions set within the short-term and long-term incentives that form a significant proportion of Senior Management compensation. Such milestones typically include:

- commencement and completion of clinical trials on time and on budget;
- the addition of other preclinical or clinical stage drug candidates to Metabolic's drug pipeline;
- ensuring sufficient capital resources (through securing government grants and capital raisings); and
- licensing/partnering.

The Board continues to review Metabolic's compensation policy to ensure competitive and appropriate rewards that will result in greater shareholder wealth.

BOARD PERFORMANCE

Evaluating Board performance is an important element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. The Board conducts a comprehensive annual self-evaluation to determine whether the Board and its Committees are functioning effectively. Metabolic has four Directors, and accordingly the costs associated with engaging an external consultant to perform this exercise is not seen to be beneficial to the Company.

During the period under review each Director was required to complete a detailed questionnaire regarding roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve. The Board intends to employ the same evaluation process in future years.

EMPLOYMENT CONTRACTS

Dr Roland Scollay – Chief Executive Officer

Dr Scollay served on the Metabolic Board as a non-executive Director from November 2002, and commenced an ongoing employment contract as Chief Executive Officer on 1 February 2005. Under the terms of the present contract:

- Compensation will be reviewed annually;
- Dr Scollay may resign from his position and thus terminate his contract by giving six months written notice;
- Metabolic may terminate Dr Scollay's contract by providing 12 months written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of compensation). On notice of termination by the Company, any long-term incentive options and performance rights that have vested, or will vest during the notice period, may be exercised. Long-term incentive options that are not vested will be forfeited;
- Metabolic may terminate the contract at any time without notice in circumstances that warrant summary dismissal. Where termination with cause occurs, Dr Scollay is only entitled to that portion of compensation which is fixed, and only up to the date of termination; and
- Performance based cash bonuses of up to 20 percent of fixed compensation will be paid annually against goals agreed between Dr Scollay and the Board. A one-off special bonus will be paid upon signing of a deal with a large pharmaceutical company, with details and amount to be determined by the Board. Subject to shareholder approval, Dr Scollay will continue to receive share-based compensation as a long-term incentive.

Other Key Management Personnel contracts (excluding non-executive Directors)

All other Key Management Personnel (excluding non-executive Directors) are employed under ongoing employment contracts.

Under the terms of the present contracts:

- Compensation will be reviewed annually;
- Resignation requires three months written notice;
- Metabolic may terminate the contracts by providing six months written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of compensation). On notice of termination by the Company, any long-term incentive options and performance rights that have vested, or will vest during the notice period, may be exercised. Long-term incentive options that are not vested will be forfeited;
- Performance-based cash bonuses of up to 15 percent of fixed compensation will be paid annually against agreed goals; and
- Metabolic will continue to provide share-based compensation as a long-term incentive (subject to shareholder approval for executive Directors).

OTHER INFORMATION

Loans to Directors and Executives

No loans have been made to Directors of Metabolic or to any of the other Key Management Personnel, including their personally related entities.

Company Secretary

Details of the qualifications and experience of the Company Secretary are set out in the Board of Directors section in this Directors' Report.

This Directors' Report, incorporating the Corporate Governance Statement and Remuneration Report, has been signed in accordance with a Resolution of the Directors made on 29 August 2007.

Mr Rob Stewart
Chairman

Roland Scollay
Chief Executive Officer

Melbourne
29 August 2007

CONTENTS

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

1. In the opinion of the directors:

   (a) The financial report and the additional disclosures included in the directors' report designated as audited, of the Company are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's financial position as at 30 June 2007 and its performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

On behalf of the Board

Rob Stewart
Chairman

Roland Scollay
Chief Executive Officer

Melbourne
29 August, 2007

INCOME STATEMENT

	Notes	30 June 2007 $	30 June 2006 $
Finance revenue	4(A)	1,373,946	1,080,916
Government grant income	4(B)	53,786	208,625
Other income		4,366	178
Project expense	4(C)	(8,630,713)	(7,299,424)
Employee benefits expense	4(D)	(4,193,960)	(3,432,840)
Depreciation and amortisation expense	4(E)	(298,358)	(286,317)
Operating leases	4(F)	(137,886)	(131,453)
Laboratory expenses		(241,616)	(252,135)
Other administrative and overhead expenses	4(G)	(1,336,504)	(1,181,419)
Net loss before income tax		(13,406,939)	(11,293,869)
Income tax expense	5	–	–
Net loss attributable to members		(13,406,939)	(11,293,869)
Basic loss per share (cents per share)	6	(4.57) cents	(4.32) cents
Diluted loss per share (cents per share)	6	(4.57) cents	(4.32) cents

BALANCE SHEET

	Note	30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents	7	20,579,943	23,304,295
Receivables	8	240,445	342,077
Prepayments		145,374	89,032
Other	9	12,141	12,141
Total Current Assets		20,977,903	23,747,545
NON-CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	10	487,500	487,500
Plant and equipment	11	551,848	713,456
Total Non-Current Assets		1,039,348	1,200,956
Total Assets		22,017,251	24,948,501
CURRENT LIABILITIES			
Trade and other payables	13	949,727	1,947,861
Provisions	14	223,273	201,032
Total Current Liabilities		1,173,000	2,148,893
NON-CURRENT LIABILITIES			
Provisions	14	56,219	34,994
Total Non-Current Liabilities		56,219	34,994
Total Liabilities		1,229,219	2,183,887
Net Assets		20,788,032	22,764,614
EQUITY			
Contributed equity	15	89,081,446	78,244,479
Reserves	15	1,465,463	872,073
Gains/(losses) on available-for-sale financial assets		(12,500)	(12,500)
Retained earnings/(Accumulated losses)	15	(69,746,377)	(56,339,438)
Total Equity		20,788,032	22,764,614

STATEMENT OF CHANGES IN EQUITY

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2006		78,244,479	(56,339,438)	859,573	22,764,614
– Net unrealised gain/(loss) on available-for-sale financial assets		–	–	–	–
– Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		–	–	–	–
Total fair value adjustments		–	–	–	–
– Total income and expense for the period recognised directly in equity		–	–	–	–
– Profit/(Loss) for the period	15	–	(13,406,939)	–	(13,406,939)
Total income/expense for the period		–	(13,406,939)	–	(13,406,939)
– Issue of shares and exercise of options	15	11,204,869	–	–	11,204,869
– Capital raising costs recognised in equity	15	(367,902)	–	–	(367,902)
– Share-based payments	15	–	–	593,390	593,390
At 30 June 2007		89,081,446	(69,746,377)	1,452,963	20,788,032
At 1 July 2005		61,777,978	(45,045,569)	549,331	17,281,740
– Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		–	–	62,500	62,500
– Net unrealised gain/(loss) on available-for-sale financial assets		–	–	(75,000)	(75,000)
– Deferred tax liability on fair value adjustments to listed investments at 1 July 2005		–	–	(18,750)	(18,750)
– Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		–	–	18,750	18,750
Total fair value adjustments		–	–	(12,500)	(12,500)
– Total income and expense for the period recognised directly in equity		–	–	(12,500)	(12,500)
– Profit/(Loss) for the period	15	–	(11,293,869)	–	(11,293,869)
Total income/expense for the period		–	(11,293,869)	(12,500)	(11,306,369)
– Issue of shares and exercise of options	15	17,253,726	–	–	17,253,726
– Capital raising costs recognised in equity	15	(787,225)	–	–	(787,225)
– Share-based payments	15	–	–	322,740	322,740
– Consideration paid on grant of options	15	–	–	2	2
At 30 June 2006		78,244,479	(56,339,438)	859,573	22,764,614

CASH FLOW STATEMENT

	Note	30 June 2007 $	30 June 2006 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(14,876,653)	(11,378,510)
Interest received		1,393,932	1,060,563
Receipt of government grants	4(B)	53,786	208,625
Sundry income		4,366	178
Net cash outflows from operating activities	7	(13,424,569)	(10,109,144)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(138,435)	(170,778)
Proceeds on Sale of Fixed assets		1,685	–
Net cash outflows used in investing activities		(136,750)	(170,778)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	7	10,836,967	16,506,859
Net cash inflows from financing activities		10,836,967	16,506,859
Net increase/(decrease) in cash and cash equivalents		(2,724,352)	6,226,937
Cash and cash equivalents at beginning of period		23,304,295	17,077,358
Cash and cash equivalents at the end of period	7	20,579,943	23,304,295

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors on 29 August 2007.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on ASX Limited (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ended 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2005–10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures.*	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial report. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 2007–1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 *AASB 2 – Group and Treasury Share Transactions.*	1 March 2007	The Company does not enter into Group or Treasury share transactions so the standard is not expected to have any impact on the Company's financial report impact.	1 July 2007
AASB 2007–2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 *Service Concession Arrangements.*	1 January 2008	As the Company currently has no service concession arrangements or public–private–partnerships (PPP), it is expected that this Interpretation will have no impact on the Company's financial report.	1 July 2008

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 *Operating Segments.*	1 January 2009	AASB 8 is a disclosure standard so will not have a direct impact on the amounts included in the Company's financial report. However the new standard is expected to have an impact on the Company's segment disclosures as segment information based on management reports are more detailed than those currently reported under AASB 114. The effect of the impact of this new standard is yet to be determined.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decisions that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments may reduce the extent of some disclosures in the Company's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Non-for-Profit Entities [AASB 102]	This standard makes amendments to AASB 102 *Inventories.*	1 July 2007	This amendment only relates to Non-for-Profit entities and as such is not expected to have any impact on the Company's financial report.	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116, & AASB 138 and interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 *Borrowing Costs.*	1 January 2009	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Company has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Company's financial report.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepencies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Company's financial report.	1 July 2007

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 130 *Disclosures in the Finance Statements of Banks and Similar Financial Institutions* and AASB 132 *Financial Instruments: Disclosure and Presentation.*	1 January 2007	Refer to AASB 2005–10 above.	1 July 2007
AASB 8	*Operating Segments*	New standard replacing AASB 114 *Segment Reporting,* which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007–3 above.	1 July 2009
AASB 101	*Presentation of Financial Statements*	Amendments arise from the release in October 2006 as a consequence of ED148 *Proposed Amendments to AASB 101.*	1 January 2007	The changes to AASB 101 will have no impact on the financial report.	1 July 2007
AASB 123 (amended)	*Borrowing Costs*	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007–6 above.	1 July 2009
AASB Interpretation 10	*Interim Financial Reporting and Impairment*	Addresses an inconsistency between AASB 134 *Interim Financial Reporting* and the impairment requirements relating to goodwill in AASB 136 *Impairment of Assets* and equity instruments classified as available for sale in AASB 139 *Financial Instruments: Recognition and Measurement.*	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139 which are to take precedence over the more general statement in AASB 134 are not expected to have any impact on the Company's financial report.	1 July 2007

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB Interpretation 11	AASB 2 – *Group and Treasury Share Transactions*	Addressed whether certain types of share–based payment transactions with employees (or other suppliers of goods and services) should be accounted for as equity–settled or as cash–settled transactions under AASB 2 *Share–based Payment.* It also specifies the accounting in a subsidiary's financial statements for share–based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007–1 above.	1 July 2007
AASB Interpretation 12	*Service Concession Arrangements*	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007–2 above.	1 July 2008
IFRIC Interpretation 13	*Customer Loyalty Programmes*	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Company does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Company's financial report.	1 July 2008
IFRIC Interpretation 14	*IAS 19 – The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements*	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Company does not have a defined pension plan and as such this interpretation is not expected to have an impact on the Company's financial report.	1 July 2008

*designates the beginning of the applicable annual reporting period

(C) SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Share-based payment transactions

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's share-based payment plans is set out in note 12 and the Remuneration Report section of the Directors' Report.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date, reflects the extent to which the vesting period has expired. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(D) PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	–	3 to 10 years
Laboratory plant and equipment	–	5 years

(E) PLANT AND EQUIPMENT IMPAIRMENT

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(F) RESEARCH AND DEVELOPMENT COSTS

Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available-for-use or sale. No development expenditure has been carried forward.

(G) INVESTMENTS AND OTHER FINANCIAL ASSETS

Available-for-sale investments

After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(H) IMPAIRMENT OF INVESTMENTS AND OTHER FINANCIAL ASSETS

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its costs and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

(I) CASH AND CASH EQUIVALENTS

Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

(J) EMPLOYEE LEAVE BENEFITS

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date and pro–rata long service leave for employees with over seven years of service, are recognised in current liabilities provisions in respect of employees' services up to the reporting date. Wages, salaries, annual leave and long service leave are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for pro-rata long service leave for employees with less than seven years of service are recognised in non–current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(K) OPERATING LEASES

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight–line basis over the lease term.

(L) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short–term nature of these receivables they equate to face value.

(M) GOVERNMENT GRANTS

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with.

(N) TRADE AND OTHER PAYABLES

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services. The amounts are unsecured and are normally settled on 30–day terms.

(O) INCOME TAX

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry–forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry–forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(P) GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(Q) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(R) CONTRIBUTED EQUITY

Ordinary shares are classified as equity and recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(S) FINANCIAL INSTRUMENTS INCLUDED IN EQUITY

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(T) FOREIGN CURRENCY TRANSLATION

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(U) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

	30 June 2007 $	30 June 2006 $
4 REVENUES AND EXPENSES		
(A) REVENUE		
Finance revenue	1,373,946	1,080,916
Details of finance revenue:		
Term deposit interest	1,325,330	1,030,173
Grant account interest	8,345	9,792
Bank account interest	40,271	40,951
	1,373,946	1,080,916
(B) GOVERNMENT GRANT INCOME		
Government grants	53,786	208,625

An Export Market Development Grant of $62,144 has been received from the government. There are no unfulfilled conditions or contingencies attaching to this grant. Also, the sum of $8,358 was repaid to the government relating to the Commercial Ready Grant funding of $208,625 received in the previous year. The Company did not benefit directly from any other forms of government assistance.

	Note	30 June 2007 $	30 June 2006 $
4 REVENUES AND EXPENSES CONTINUED...			
(C) PROJECT EXPENSE			
(1) Preclinical expense			
(i) ACV1 – Neuropathic Pain		(115,499)	(154,431)
(ii) AOD9604 – Obesity		(715,126)	(213,305)
(iii) Other projects		(467,195)	(167,807)
		(1,297,820)	(535,543)
(2) Clinical Trials expense			
(i) ACV1 – Neuropathic Pain		(1,518,090)	(674,245)
(ii) AOD9604 – Obesity		(3,123,505)	(3,829,140)
(iii) Other projects		(28,560)	–
		(4,670,155)	(4,503,385)
(3) Formulation & Manufacture expense			
(i) ACV1 – Neuropathic Pain		(962,422)	(304,988)
(ii) AOD9604 – Obesity		(122,565)	(694,182)
(iii) Other projects		(204,573)	(30,272)
		(1,289,560)	(1,029,442)
(4) Miscellaneous project expense			
(i) ACV1 – Neuropathic Pain		(775,645)	(560,772)
(ii) AOD9604 – Obesity		(496,308)	(646,995)
(iii) Other projects		(101,225)	(23,287)
		(1,373,178)	(1,231,054)
Total project expense			
(i) ACV1 – Neuropathic Pain		**(3,371,656)**	**(1,694,436)**
(ii) AOD9604 – Obesity		**(4,457,504)**	**(5,383,622)**
(iii) Other projects		**(801,553)**	**(221,366)**
		(8,630,713)	**(7,299,424)**
(D) EMPLOYEE BENEFITS EXPENSE			
Wages and salaries		(3,189,123)	(2,714,764)
Superannuation		(199,586)	(239,071)
Share–based payment expense	12B	(593,390)	(282,384)
Directors' fees		(168,395)	(152,860)
Long service leave provision	14(B) & (C)	(35,664)	(59,532)
Annual leave provision	14(A)	(7,802)	15,771
		(4,193,960)	(3,432,840)
(E) DEPRECIATION AND AMORTISATION EXPENSE			
Depreciation – office equipment		(61,777)	(55,813)
Depreciation – laboratory equipment		(236,581)	(230,504)
		(298,358)	(286,317)

	Note	30 June 2007 $	30 June 2006 $
(F) RENTAL EXPENSE RELATING TO OPERATING LEASES			
Minimum lease payments – Laboratory		(57,886)	(51,453)
Minimum lease payments – Administration		(80,000)	(80,000)
		(137,886)	(131,453)
(G) OTHER ADMINISTRATIVE AND OVERHEAD EXPENSES			
Listing fees		(44,612)	(47,433)
Insurances		(99,495)	(107,972)
Accounting and Audit Fees		(56,132)	(45,500)
Investor Relations & Share Registry expenses		(320,363)	(214,997)
Other		(815,902)	(765,517)
		(1,336,504)	(1,181,419)

5 INCOME TAX

(A) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE

Net Loss before income tax expense	(13,406,939)	(11,293,869)
Prima facie tax calculated at 30% (2006: 30%)	(4,022,082)	(3,388,161)
Tax effect of amounts which are not deductible:		
– Entertainment	3,273	713
– Share–based payments	178,017	84,715
Effect of tax concession for Research and Development	(1,191,350)	(719,059)
	(5,032,142)	(4,021,792)
Current year tax losses not brought to account	5,004,590	4,001,880
Current year temporary differences not brought to account	27,552	19,912
Income tax expense	–	–

(B) DEFERRED TAX ASSETS NOT BROUGHT TO ACCOUNT

Unused tax losses for which no deferred tax asset has been recognised	82,140,756	64,306,416
Deductible temporary differences – no deferred tax asset has been recognised	1,804,882	1,634,336
Prior year under/over accrual	–	884,124
	83,945,638	66,824,876
Potential tax benefit at 30%	25,183,692	20,047,463

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

	30 June 2007 $	30 June 2006 $

6 EARNINGS PER SHARE (EPS)

Basic EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic EPS:

- 30 June 2007 (4.57) cents per share
- 30 June 2006 (4.32) cents per share

Diluted EPS:

- 30 June 2007 (4.57) cents per share
- 30 June 2006 (4.32) cents per share

The following reflects the income and share data used in the calculation of basic and diluted EPS:

	30 June 2007 $	30 June 2006 $
Net loss used in calculating basic and diluted EPS	($13,406,939)	($11,293,869)
Weighted average number of ordinary shares on issue used in the calculation of basic EPS	293,141,502	261,299,794
Effect of dilutive securities:		
Share options	–	–
Performance rights	1,644,340	459,334
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted EPS	8,250,888	11,933,628

As the Company has incurred a net loss for the years ending 30 June 2007 and 30 June 2006, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted EPS calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in Note 15.

	30 June 2007 $	30 June 2006 $

7 CASH AND CASH EQUIVALENTS

RECONCILIATION OF CASH AT THE END OF THE YEAR

Cash at bank and in hand (i)	629,943	254,295
Short-term deposits (ii)	19,950,000	23,050,000
	20,579,943	23,304,295

(i) Cash at bank earns interest at floating rates based on daily bank deposit rates.

(ii) Short-term deposits mature within 27 and 91 days and have interest rates between 5.7% and 6.5% (2006: short-term deposit rates between 5.0% and 6.0%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short-term deposits as listed above. The Company has no borrowings.

RECONCILIATION OF NET LOSS AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

Net Loss attributable to members	(13,406,939)	(11,293,869)
Adjustments for non-cash items:		
Depreciation	298,358	286,317
Share-based payment expense	593,390	282,384
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	19,986	(20,353)
(Increase)/decrease in prepayments	(56,342)	30,262
(Increase)/decrease in other assets	81,646	(173,277)
Increase/(decrease) in payables	(998,134)	735,631
Increase/(decrease) in employee provisions	43,466	43,761
Net cash outflows from operating activities	(13,424,569)	(10,109,144)

DISCLOSURE OF FINANCING ACTIVITIES

The net proceeds from issue of shares and consideration paid on issue and exercise of employee options during the year ended 30 June 2007 was $10,836,967:

	$	No. of shares Issued
Private Placement of ordinary shares to institutional and professional investors	10,500,000	14,583,333
Options converting to ordinary shares (MBPAW)	704,869	1,281,581
Performance Rights converting to ordinary shares (MBPAA)	–	99,064
Performance Rights converting to ordinary shares (MBPAB)	–	166,680
Total Proceeds/Total shares issued during the year	11,204,869	16,130,658
Capital raising costs recognised as a reduction to equity	(367,902)	–
Net cash inflows from financing activities/Shares issued	10,836,967	16,130,658

	30 June 2007 $	30 June 2006 $
8 RECEIVABLES (CURRENT)		
Interest receivable	75,234	95,220
GST recoverable	165,211	246,857
	240,445	342,077
9 OTHER CURRENT ASSETS		
Security deposits	12,141	12,141
10 AVAILABLE-FOR-SALE FINANCIAL ASSET		
At beginning of year	487,500	500,000
Adjustment on adoption of AASB139 on 1 July 2005	–	62,500
Net unrealised gain/(loss)	–	(75,000)
Balance at end of year	487,500	487,500

The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005.

Available-for-sale investments consist of investments in ordinary shares and therefore have no fixed maturity date.

11 PLANT AND EQUIPMENT

	30 June 2007 $	30 June 2006 $
OFFICE EQUIPMENT		
(i) Cost		
Opening balance	335,259	285,813
Additions	71,531	49,446
Disposals	(7,415)	–
Closing balance	399,375	335,259
(ii) Accumulated Depreciation		
Opening balance	(205,965)	(150,152)
Depreciation for the year	(56,047)	(55,813)
Closing balance	(262,012)	(205,965)
Net Book Value – Office Equipment	137,363	129,294

	30 June 2007 $	30 June 2006 $
LABORATORY PLANT AND EQUIPMENT		
(i) Cost		
Opening balance	1,232,363	1,111,031
Additions	66,904	121,332
Closing balance	1,299,267	1,232,363
(ii) Accumulated Depreciation		
Opening balance	(648,201)	(417,697)
Depreciation for the year	(236,581)	(230,504)
Closing balance	(884,782)	(648,201)
Net Book Value – Laboratory Plant and Equipment	414,485	584,162
Net Book Value – Plant and Equipment	551,848	713,456

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The expense recognised in the Income Statement in relation to share-based payments is disclosed in note 4(D) and 12B.

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on ASX Limited (ASX). Application will be made to list the shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(i) EMPLOYEE SHARE OPTION PLAN CONTINUED...

The following table lists the inputs to the model for options granted:

	Date Options Granted					
	1 Feb 2006	1 Nov 2005	23 Dec 2003	22 Nov 2002	14 Dec 2001	11 Dec 2000
Binomial Option Pricing						
Model Variables						
Exercise price	$1.50	$1.00	$1.00	$0.90	$0.90	$0.80
Risk-free interest rate	5.30%	5.39%	5.56%	5.22%	5.33%	5.40%
Volatility	56.40%	56.52%	35.00%	35.00%	35.00%	35.00%
Expiry date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007	14 Nov 2006	11 Nov 2005
Dividend yield	–	–	–	–	–	–
Average fair value per option (cents)	10.95	21.30	26.00	16.00	18.00	7.80

Options granted during the year ended 30 June 2007

There were no options granted during the current year.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options over Ordinary Shares (No. of Options) at 30 June 2007

Date of Issue ASX Code (unlisted options)		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		1,000,000	500,000	479,900	150,000	150,000	249,900	2,529,800
Issued during the year		–	–	–	–	–	–	–
Exercised during the year		–	–	–	–	–	–	–
Cancelled/Forfeited during the period		–	–	–	–	–	(249,900)	(249,900)
On issue at balance date		1,000,000	500,000	479,900	150,000	150,000	–	2,279,900
Issued subsequent to balance date		–	–	–	–	–	–	–
Exercised subsequent to balance date		–	–	–	–	–	–	–
Cancelled subsequent to balance date		–	–	–	–	–	–	–
On issue at date of Directors' Report		1,000,000	500,000	479,900	150,000	150,000	–	2,279,900
Current number of recipients		1	1	5	2	1	1	
Exercise price		$1.50	$1.00	$1.00	90¢	90¢	90¢	
Exercise period: From		01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions vest from the dates shown:	35%	01/02/06						
	35%	01/02/07						
	30%	01/02/08						
	20%			23/12/04	17/01/04	22/11/03	14/12/02	
	20%			23/12/05	17/01/05	22/11/04	14/12/03	
	30%			23/12/06	17/01/06	22/11/05	14/12/04	
	30%			23/12/07	17/01/07	22/11/06	14/12/05	
	100%		01/11/05					

(b) Information relating to Options exercised by employees during the year ended 30 June 2007

There were no options exercised by employees of the Company during the year ended 30 June 2007.

(c) Employee Options over Ordinary Shares (No. of Options) at 30 June 2006

Date of Issue ASX Code (unlisted options)	1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	Total
On issue at beginning of the year	–	–	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	2,704,569
Issued during the year	1,000,000	500,000	–	–	–	–	–	–	–	1,500,000
Exercised during the year (d)	–	–	–	(484,615)	–	–	–	–	–	(484,615)
Cancelled/Forfeited during the period	–	–	(100,000)	(646,154)	(114,000)	–	–	(80,000)	(250,000)	(1,190,154)
On issue at balance date	1,000,000	500,000	479,900	–	150,000	150,000	249,900	–	–	2,529,800
Issued subsequent to balance date	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date	–	–	–	–	–	–	–	–	–	–
Cancelled subsequent to balance date	–	–	–	–	–	–	–	–	–	–
On issue at date of Directors' Report	1,000,000	500,000	479,900	–	150,000	150,000	249,900	–	–	2,529,800
Current number of recipients	1	1	5	–	2	2	1	–	–	
Exercise price	$1.50	$1.00	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	
Exercise period: From	01/02/06	01/11/05	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
To	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
Expiration date	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
The following proportions vest from the dates shown: 35%	01/02/06									
35%	01/02/07									
30%	01/02/08									
20%			23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
20%			23/12/05		17/01/05	22/11/04	14/12/03	25/05/03	11/12/02	
30%			23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03	
30%			23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04	
100%		01/11/05		23/07/03						

(d) Information relating to Options exercised by employees during the year ended 30 June 2006

		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ
Number of shares issued										
Issue date:	31/07/05	–	–	–	484,615	–	–	–	–	–
Exercise Price paid by Employees										
Issue date:	31/07/05	–	–	–	$266,538	–	–	–	–	–
Value of shares issued										
Issue date:	31/07/05	–	–	–	$324,692	–	–	–	–	–

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme for employees, in the form of the Metabolic Performance Rights Plan ("Plan"). The purpose of the Plan is to provide employees with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Plan, an invited eligible employee is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

Performance rights will not be listed on ASX Limited (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Performance rights are subject to the following performance conditions:

- One-third of the performance rights granted are subject to share price performance and continued service.
- One-third of the performance rights granted are subject to corporate goals and continued service.
- One-third of the performance rights granted are subject to continued service alone.

The fair value of performance rights issued under the Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Bionomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

The assumptions used to obtain a fair value for performance rights are listed in the following table:

	Date Performance Rights Granted	
	17 Nov 2006	20 Dec 2005
Pricing Model Variables		
Exercise price	Nil	Nil
Risk-free interest rate	5.94%	5.73%
Share Price at date of grant	$0.705	$0.46
Volatility/Standard Deviation	59.97%	56.40%
Expiry date	1 Sep 2011	1 Sep 2010
Dividend yield	–	–
Average fair value per performance right	$0.70	$0.40

Performance Rights granted during the year ended 30 June 2007

During the current year the Company issued 1,527,096 performance rights, granted on 17 November 2006, using the assumptions shown in the table above. The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date.

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2007

Date of Issue ASX Code (unlisted options)		17/11/06 MBPAB	20/12/05 MBPAA	TOTAL
On issue at beginning of the year		–	873,213	873,213
Issued during the year		1,527,096	–	1,527,096
Exercised during the year (b)		(166,680)	(99,064)	(265,744)
Expired unexercised		–	–	–
Forfeited /Cancelled		(138,060)	(153,221)	(291,281)
On issue at balance date		1,222,356	620,928	1,843,284
Issued subsequent to balance date		–	–	–
Exercised subsequent to balance date		–	–	–
Cancelled subsequent to balance date		–	–	–
On issue at date of the Directors' Report		1,222,356	620,928	1,843,284
Current number of recipients		20	18	
Exercise price		$0.00	$0.00	
Exercise period: From		01/09/07	01/09/06	
To		01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(b) Information relating to Performance Rights exercised by employees during the year ended 30 June 2007

		17/11/06 MBPAB	20/12/05 MBPAA
Number of shares issued			
Issue date:	13/12/06		48,729
	26/01/07		3,918
	10/04/07	166,680	45,046
	24/05/07		1,371
Value of shares issued			
Issue date:	13/12/06		$36,790
	26/01/07		$4,114
	10/04/07	$21,668	$5,856
	24/05/07		$206

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE-BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN CONTINUED...

(c) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) at 30 June 2006

Date of Issue ASX Code (unlisted options)			20/12/05 MBPAA
On issue at beginning of the year			–
Issued during the year			873,213
Exercised during the year			–
Expired unexercised			–
Forfeited /Cancelled			–
On issue at balance date			873,213
Issued subsequent to balance date			–
Exercised subsequent to balance date			–
Cancelled subsequent to balance date			–
On issue at date of the Directors' Report			873,213
Current number of recipients			21
Exercise price			$0.00
Exercise period:	From		01/09/06
	To		01/09/10
Expiration date			01/09/10
Vesting Proportions:		25%	01/09/06
		25%	01/09/07
		25%	01/09/08
		25%	01/09/09

(d) Information relating to Performance Rights exercised by employees during the year ended 30 June 2006

There were no Performance Rights exercised by employees of the Company during the year ended 30 June 2006.

B. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2007 $	30 June 2006 $
Options issued under Employee Option Plan	(60,568)	(184,646)
Performance Rights issued under Performance Rights Plan	(532,822)	(97,738)
	(593,390)	(282,384)

13 TRADE AND OTHER PAYABLES (CURRENT)

	30 June 2007 $	30 June 2006 $
Trade Payables (i)	949,727	1,947,861

(i) Trade payables are non-interest bearing and are normally settled on 30-day terms.

14 PROVISIONS (CURRENT & NON-CURRENT)

	30 June 2007 $	30 June 2006 $
(A) CURRENT – ANNUAL LEAVE		
Annual leave at beginning of year	141,775	157,546
Increase/(Decrease) in provision during the year	7,802	(15,771)
Annual leave at end of year	149,577	141,775
(B) CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	59,257	–
Additional provision during the year	14,439	59,257
Long service leave at end of year	73,696	59,257
	223,273	201,032
(C) NON-CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	34,994	34,719
Additional provision during the year	21,225	275
Long service leave at end of year	56,219	34,994

The number of full-time equivalents employed at 30 June 2007 was 17 (2006: 24).

15 CONTRIBUTED EQUITY AND RESERVES

(A) MOVEMENT IN CONTRIBUTED EQUITY FOR THE YEAR

	30 June 2007 $	30 June 2006 $
Contributed equity at beginning of year	78,244,479	61,777,978
Proceeds from shares issued during the year (note 7)	11,204,869	17,253,726
Capital raising costs recognised in equity	(367,902)	(787,225)
Contributed equity at end of year	89,081,446	78,244,479

	Number of Shares	
On issue at start of year	284,565,483	247,297,153
Shares issued during the year	14,583,333	36,783,715
Options converting to ordinary shares	1,281,581	484,615
Performance Rights converting to ordinary shares	265,744	–
On issue at end of year	300,696,141	284,565,483

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Securities issued or granted during the year ended 30 June 2007:

Ordinary Fully Paid Shares:

- On 15 December 2006, 14,583,333 shares were issued at $0.72 per share pursuant to a Private Placement to existing institutional shareholders and sophisticated investors in Australia.
- Between 13 December 2006 and 24 May 2007, 99,064 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAA).
- On 10 April 2007, 166,680 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAB).
- Between 30 November 2006 and 11 January 2007, 1,281,581 shares were issued at $0.55 per share on the exercise of unquoted options (ASX Code: MBPAW).

Performance Rights:

- On 17 November 2006, 1,527,096 performance rights were issued to employees pursuant to the Metabolic Performance Rights Plan. These rights have an expiry date of 1 September 2011 (ASX Code: MBPAB).

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

OPTIONS AND PERFORMANCE RIGHTS OVER ORDINARY SHARES

Date of Issue ASX Code (unquoted)		17/11/06 MBPAB (Rights)	20/12/05 MBPAA (Rights)	24/03/06 MBPAW	24/03/06 MBPAY	1/02/06 MBPAQ	1/11/05 MBPAQ	01/03/04 MBPAU	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		-	873,213	6,410,976	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	249,900	11,576,072
Issued during the year		1,527,096	-	-	-	-	-	-	-	-	-	-	1,527,096
Exercised during the year		(166,680)	(99,064)	(1,281,581)	-	-	-	-	-	-	-	-	(1,547,325)
Expired unexercised		-	-	(5,129,395)	-	-	-	-	-	-	-	(249,900)	(5,379,295)
Forfeited Options/Cancelled Rights		(138,060)	(153,221)	-	-	-	-	-	-	-	-	-	(291,281)
On issue at balance date		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Cancelled subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
On issue at date of Directors' Report		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Current number of recipients		20	18	-	2	1	1	4	5	2	1	1	
Exercise price		$0.00	$0.00	$0.55	$0.90	$1.50	$1.00	$1.25	$1.00	90¢	90¢	90¢	
Exercise period: From		01/09/07	01/09/06	24/03/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions	20%								23/12/04	17/01/04	22/11/03	14/12/02	
vest from the dates shown:	20%								23/12/05	17/01/05	22/11/04	14/12/03	
	25%	01/09/07	01/09/06										
	25%	01/09/08	01/09/07										
	25%	01/09/09	01/09/08										
	25%	01/09/10	01/09/09										
	35%					01/02/06							
	35%					01/02/07							
	30%					01/02/08			23/12/06	17/01/06	22/11/05	14/12/04	
	30%								23/12/07	17/01/07	22/11/06	14/12/05	
	100%			24/03/06	24/03/06		01/11/05	01/03/04					

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

	30 June 2007 $	30 June 2006 $
(B) OPTIONS/PERFORMANCE RIGHTS RESERVE		
Balance at beginning of period	872,073	549,331
Share-based payments	593,390	322,740
Consideration paid on grant of employee options	–	2
Balance at end of period (i)	1,465,463	872,073

(i) Represents the nominal consideration paid for subscriber or employee options and the fair value of options and performance rights.

(C) ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(56,339,438)	(45,045,569)
Net loss attributable to members	(13,406,939)	(11,293,869)
Retained profits/(losses) at the end of the financial year	(69,746,377)	(56,339,438)

16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments are cash and short-term deposits. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Details of the significant accounting policies and methods adopted in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Credit risk

There are no significant concentrations of credit risk within the Company.
The Company trades only with recognised, creditworthy third parties.

17 FINANCIAL INSTRUMENTS

Fair values

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.
Market values have been used to determine the fair value of listed available-for-sale financial assets.

18 COMMITMENTS AND CONTINGENCIES

(A) OPERATING LEASE COMMITMENTS – COMPANY AS LESSEE

The Company has entered into commercial office and laboratory leases. These leases have a lease term of one to three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

Not later than one year	129,326	165,282
Later than one year and not later than five years	21,608	97,815
Later than five years	–	–
	150,934	263,097

18 COMMITMENTS AND CONTINGENCIES CONTINUED...

(B) OTHER EXPENDITURE COMMITMENTS

Commitments contracted for at reporting date but not recognised as liabilities are as follows:

	30 June 2007 $	30 June 2006 $
Not later than one year	1,145,923	1,619,562
Later than one year and not later than five years	–	153,572
Later than five years	–	–
	1,145,923	1,773,134

Contingencies

The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2007.
There has been no change since that date.

19 RELATED PARTY DISCLOSURES

Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (Note 22) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

20 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review of Operations section of the Directors' Report, subsequent to the Balance Sheet date, the Company announced:

- 6 July 2007 – Dr Evert Vos, a non-executive Director of the Company resigned.
- 14 August 2007 - the development of neuropathic pain drug, ACV1, has been discontinued. As a result of the discontinuance of the ACV1 neuropathic pain project significant staffing changes have been made to reflect the changed activities of the Company. The Company now has approximately 11 full-time equivalent staff including the laboratory. This event subsequent to the Balance Sheet date does not affect any figures contained in the Annual Financial Report.
- 28 August 2007 – Dr Arthur Emmett, a non-executive Director of the Company resigned.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

21 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young for:

An audit or review of the financial reports of the entity:		
– half and full-year audits	35,900	33,000
Other services in relation to the entity:		
– preparation of tax return and related services	8,060	2,000
– AIFRS Impact Assessment Report and AIFRS advice	5,000	8,000
– ACV1 Grant Audit	–	2,500
Total for entity auditors	48,960	45,500

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

22 KEY MANAGEMENT PERSONNEL DISCLOSURES

The Key Management Personnel compensation disclosures required by Paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 *Related Party Disclosures* are provided in the Remuneration Report in the Directors' Report, designated as audited.

(A) DETAILS OF KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year. The Key Management Personnel are:

(i) Directors

Mr Rob Stewart	Chairman (Non-Executive) – appointed 4 April 2007
Dr Arthur Emmett	Director (Non-Executive) – resigned 28 August 2007
Dr Roland Scollay	Director (Chief Executive Officer)
Dr Chris Belyea	Director (Chief Scientific Officer)
Mr Don Clarke	Director (Non-Executive) – appointed 12 April 2007
Dr Evert Vos	Director (Non-Executive) – resigned 6 July 2007
Mr Patrick Sutch	Director (Non-Executive) – resigned 4 April 2007
Ms Robyn Baker	Director (Non-Executive) – resigned 4 April 2007

(ii) Other Key Management Personnel

Dr Caroline Herd	Vice President – Clinical and Regulatory Affairs
Ms Belinda Shave	Company Secretary/Financial Controller
Mr Peter Dawson	Chief Financial Officer – ceased employment 1 April 2007

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL

(i) Option holdings of Key Management Personnel are listed in the following table:

		Balance at beginning of period	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Directors										
Dr Roland Scollay	2007	1,500,000	–	–	–	1,500,000	1,200,000	1,200,000	300,000	350,000
	2006	–	1,500,000	–	–	1,500,000	850,000	850,000	650,000	850,000
Dr Chris Belyea	2007	–	–	–	–	–	–	–	–	–
	2006	276,923	–	–	(276,923)	–	–	–	–	–
Dr Arthur Emmett	2007	–	–	–	–	–	–	–	–	–
	2006	92,308	–	–	(92,308)	–	–	–	–	–
Dr Evert Vos	2007	–	–	–	–	–	–	–	–	–
	2006	276,923	–	–	(276,923)	–	–	–	–	–
Other Key Management Personnel										
Ms Belinda Shave	2007	120,000	–	–	–	120,000	84,000	84,000	36,000	36,000
	2006	120,000	–	–	–	120,000	48,000	48,000	72,000	24,000
Dr Caroline Herd	2007	399,900	–	–	(249,900)	150,000	150,000	150,000	–	45,000
	2006	399,900	–	–	–	399,900	354,900	354,900	45,000	120,000
Total	2007	2,019,900	–	–	(249,900)	1,770,000	1,434,000	1,434,000	336,000	431,000
	2006	1,166,054	1,500,000	–	(646,154)	2,019,900	1,252,900	1,252,900	767,000	994,000

22 KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED...

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL CONTINUED...

(ii) Performance Rights holdings of Key Management Personnel are listed in the following table:

		Balance at beginning of period	Granted as Compen-sation	Performance Rights Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Directors										
Dr Roland Scollay	2007	253,668	418,608	–	(25,366)	646,910	35,937	35,937	610,973	35,937
	2006	–	253,668	–	–	253,668	–	–	–	–
Dr Chris Belyea	2007	115,211	190,104	–	(11,520)	293,795	16,324	16,324	277,471	16,324
	2006	–	115,211	–	–	115,211	–	–	–	–
Other Key Management Personnel										
Mr Peter Dawson[(a)]	2007	105,991	172,428	(226,741)	(51,678)	–	–	–	–	226,741
	2006	–	105,991	–	–	105,991	–	–	–	–
Ms Belinda Shave	2007	69,124	128,904	(9,793)	(6,912)	181,323	–	–	181,323	9,793
	2006	–	69,124	–	–	69,124	–	–	–	–
Dr Caroline Herd	2007	76,037	135,744	(10,774)	(7,604)	193,403	–	–	193,403	10,774
	2006	–	76,037	–	–	76,037	–	–	–	–
Total	2007	620,031	1,045,788	(247,308)	(103,080)	1,315,431	52,261	52,261	1,263,170	299,569
	2006	–	620,031	–	–	620,031	–	–	–	–

Note (a): Mr Peter Dawson ceased employment with the company on 1 April 2007

(C) SHAREHOLDINGS OF KEY MANAGEMENT PERSONNEL

Details of the movements in the number of ordinary shares in Metabolic Pharmaceuticals Limited held during the financial year by each Director and other Key Management Personnel, including their personally-related entities, are set out below:

Shares held in Metabolic Pharmaceuticals Limited

		Balance at beginning of period	Granted as Compensation	On Exercise of Options or Performance Rights	Net Change Other	Balance at end of period
Directors						
Dr Roland Scollay	2007	20,000	–	–	–	20,000
	2006	–	–	–	20,000	20,000
Dr Chris Belyea [a]	2007	464,077	–	–	–	464,077
	2006	464,077	–	–	–	464,077
Mr Rob Stewart [i]	2007	–	–	–	–	–
	2006	–	–	–	–	–
Dr Arthur Emmett [b] [ii]	2007	494,192	–	–	–	494,192
	2006	394,192	–	–	100,000	494,192
Mr Don Clarke [c] [iii]	2007	–	–	–	64,000	64,000
	2006	–	–	–	–	–
Dr Evert Vos [iv]	2007	283,077	–	–	–	283,077
	2006	283,077	–	–	–	283,077
Mr Patrick Sutch [v]	2007	15,000	–	–	(15,000)	–
	2006	–	–	–	15,000	15,000
Ms Robyn Baker [v]	2007	23,000	–	–	(23,000)	–
	2006	–	–	–	23,000	23,000
Other Key Management Personnel						
Mr Peter Dawson [vi]	2007	80,000	–	226,741	(306,741)	–
	2006	–	–	–	80,000	80,000
Ms Belinda Shave	2007	145,400	–	9,793	–	155,193
	2006	145,400	–	–	–	145,400
Dr Caroline Herd	2007	100	–	10,774	–	10,874
	2006	100	–	–	–	100
Total	2007	1,524,846	–	247,308	(280,741)	1,491,413
	2006	1,286,846	–	–	238,000	1,524,846

Notes (a), (b) and (c): Shares held indirectly at 30 June 2007: (a) 240,000, (b) 136,500 and (c) 64,000.
Note (i): Mr. Rob Stewart was appointed to the Board on 4 April 2007.
Note (ii): Dr Arthur Emmett resigned as a Director on 28th August 2007.
Note (iii): Mr. Don Clarke was appointed to the Board on 12 April 2007. Mr Clarke held 64,000 shares prior to becoming a director.
Note (iv): Dr. Evert Vos resigned as a Director on 6 July 2007.
Note (v): Mr Patrick Sutch and Ms Robyn Baker resigned as Directors on 4 April 2007. At the date of resignation Mr. Sutch held 15,000 shares and Ms. Baker held 23,000 shares.
Note (vi): Mr. Peter Dawson ceased employment with the company on 1 April 2007. At that date he held or was entitled to hold 306,741 shares.

(D) LOANS TO KEY MANAGEMENT PERSONNEL

No loans have been made to Directors of Metabolic or to any other Key Management Personnel, including their personally-related entities.

(E) OTHER TRANSACTIONS WITH DIRECTORS

During the year legal fees, including miscellaneous expenses, totalling $115,194 were paid or payable to the legal firm Minter Ellison of which Mr. Don Clarke, a Director of the Company, is a partner. These legal fees were charged at commercial rates.

ERNST & YOUNG

[illegible]

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF METABOLIC PHARMACEUTICALS LIMITED

We have audited the accompanying financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the year ended 30 June 2007.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 26 to 35 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENCE

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDITOR'S OPINION

In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with:
   - (a) *the Corporations Act 2001*, including:
     - (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2007 and of its performance for the year ended on that date; and
     - (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and
   - (b) other mandatory financial reporting requirements in Australia.
2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.
3. the remuneration disclosures that are contained on pages 26 to 35 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Joanne Lonergan
Partner

Melbourne
29 August 2007

ADDITIONAL INFORMATION REQUIRED BY THE ASX LIMITED

DISTRIBUTION AND DETAILS OF SHAREHOLDERS

The number of shareholders, by size of holding, of quoted Fully Paid Ordinary Shares, as at 13 September 2007 is:

Category	Fully Paid Ordinary Shares	
	No. of Holders	No. of Shares
1 – 1,000	865	628,413
1,001 – 5,000	2,421	7,312,545
5,001 – 10,000	1,334	11,060,180
10,001 – 100,000	2,345	75,816,714
100,001 – and over	307	205,878,289
Total	7,272	300,696,141
Number of shareholders with less than a marketable parcel of shares	3,964	12,535,472

NAMES OF THE 20 LARGEST SHAREHOLDERS

The names of the 20 largest shareholders of quoted Fully Paid Ordinary Shares and their respective holdings as at 13 September 2007 are:

Name of shareholding	No. of shares	% interest
Polychip Pharmaceuticals Pty Ltd	36,012,701	11.98
National Nominees Limited	17,835,504	5.93
ANZ Nominees Limited Cash Income A/C	14,877,928	4.95
Monash Investment Holdings Pty Ltd	9,607,520	3.20
Oceanfront Properties Pty Ltd	8,010,000	2.66
Peters Investments Pty Ltd	7,400,000	2.46
HSBC Custody Nominees (Australia) Limited - GSI ECSA	5,045,013	1.68
J P Morgan Nominees Australia Limited	4,863,789	1.62
Jalitech Pty Ltd Frank Man-Woon Ng A/C	4,000,000	1.33
Niako Investments Pty Ltd	3,887,237	1.29
Niako Investments Pty Ltd	2,400,594	0.80
Citicorp Nominees Pty Ltd Cwlth Bank OFF Super A/C	2,400,000	0.80
Citicorp Nominees Pty Limited	2,388,264	0.79
Oceanfront Properties Pty Ltd ISA LEI Super Fund A/C	2,000,000	0.67
Mr Brian Gordon Alfred Matthews	1,733,300	0.58
Schirm Private Equity LP	1,639,344	0.55
NEFCO Nominees Pty Ltd	1,500,000	0.50
Schirm Private Equity LP C/O Caledonian Trust (IOM) Ltd	1,314,197	0.44
Mr Urie Senko	1,211,426	0.40
Tartan Inn Pty Ltd	1,089,992	0.36
Total	129,216,809	42.99

END